Notice of 2026 Annual Meeting

Proxy Statement
2025 Annual Report

QXO



ABOUT QXO

QXO is a building products distribution company and is the largest publicly-traded distributor of roofing, waterproofing and complementary building products in North America. We offer high-quality customer service and deliver residential, commercial and complementary products to our customers. Our private label of high-quality building products sold under our TRI-BUILT brand delivers professional results and helps our customers stand out from competitors. Our customer base is composed of professional contractors, home builders, building owners, lumberyards, and retailers across the United States and Canada who depend on reliable local access to building products for residential and non-residential projects. Our customers vary in size, ranging from relatively small contractors to large contractors and builders that operate on a national scale.

© 2026 **QXO,** Inc



DEAR FELLOW STOCKHOLDERS,

QXO is on a roll:

- Our stock price — the ultimate measure of performance — increased by 21.3% in 2025, outperforming the S&P 500 by 340 basis points.

- In April 2025, we acquired Beacon Roofing Supply and became the largest publicly traded distributor of roofing, waterproofing, and complementary products in North America.

- So far this year, we've agreed to buy Kodiak Building Partners in a $2.25 billion transaction we expect will be highly accretive to 2026 earnings. The addition of Kodiak will expand our addressable market to more than $200 billion.

In less than two years, we've created the fastest-growing publicly traded distributor of building products in North America — with a $50 billion annual revenue target within the next decade. Strategically, we'll use a mix of M&A and organic growth supported by technology, with an emphasis on AI-augmented decision-making.

By transforming traditional approaches to pricing, inventory management, customer service, and procurement, we can differentiate QXO as a hyper-efficient operator with an elevated customer experience. We strongly believe that superior service is the main driver of customer loyalty, ultimately creating substantial long-term value for stockholders.

Importantly, we have a world-class leadership team that inspires confidence across finance, human resources, operations, pricing, procurement, sales, technology, and our organizational culture. This was key to our success in raising $9.4 billion of equity and debt capital in 2025 from leading institutional investors and family offices. In January 2026, we further strengthened our financial position by securing $3.75 billion of equity capital from Apollo Global Management, Temasek, and other blue-chip investors.

All of these things are made possible by the extraordinary work ethic and collaboration of our employees. Across our branches, in shared services, and throughout the field, our teams are going all-in on achieving results. Our applied scientists, branch managers, credit managers, dispatchers, drivers, finance professionals, HR partners, operations leaders, pricing analysts, procurement specialists, salespeople, software engineers, warehouse associates, and other team members have my utmost respect and gratitude.

2025 wasn't a strong year for the building products industry, but we entered this space with a long-term perspective on value creation. We know how to manage cyclical headwinds, and our capital structure enables opportunistic investments in high-potential M&A at any time. With our trajectory and your support, we'll continue to build a fast-growing leader in a huge and vital industry.

I deeply appreciate your confidence in QXO.

Brad Jacobs
Chairman and CEO
March 24, 2026

Forward-Looking Statements

See the company's Proxy Statement for the disclaimer on Forward-Looking Statements



QXO, Inc.
Five American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 5, 2026

To the Stockholders of QXO, Inc.:

Notice is hereby given that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of QXO, Inc. will be held on Tuesday, May 5, 2026, at 10:00 a.m. Eastern Time. The Annual Meeting will be conducted exclusively as a live webcast. You can access the meeting with your 16-digit control number at www.virtualshareholdermeeting.com/QXO2026.

The Annual Meeting will be held for the purposes summarized below, and more fully described in the proxy statement (the "Proxy Statement") accompanying this notice.

- To elect seven (7) members of our Board of Directors for a term to expire at the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

- To ratify the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for fiscal year 2026;

- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs"), as disclosed in the Proxy Statement; and

- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders electronically instead of mailing printed copies to each of our stockholders. Beginning on or about March 24, 2026, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"), which contains instructions on how to access our proxy materials and vote online. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this Proxy Statement, our Annual Report on Form 10-K for the year ended December 31, 2025, and a proxy card or voting instruction form. Stockholders who have communicated a preference for paper or electronic documents prior to the mailing of the Notice will not receive the Notice, and their requests will be honored.

Only stockholders of record of our common stock and convertible perpetual preferred stock as of the close of business on March 9, 2026, are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of registered stockholders will be available after entering the 16-digit control number included on any proxy card that you received, or on the materials provided by your bank or broker.

Your vote is important. Regardless of whether you plan to attend the Annual Meeting virtually, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By order of the Board of Directors,

Brad Jacobs

Brad Jacobs
Chairman of the Board
Greenwich, Connecticut
March 24, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 5, 2026:

The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2025 are available at investors.qxo.com.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This proxy statement (the "Proxy Statement") sets forth information relating to the solicitation of proxies by the board of directors of QXO, Inc. (the "Board of Directors" or the "Board") in connection with our 2026 Annual Meeting of Stockholders (the "Annual Meeting"). This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2026 ANNUAL MEETING OF STOCKHOLDERS

Our Notice of Internet Availability of Proxy Materials (the "Notice") is first being mailed on or about March 24, 2026 to stockholders of record of our common stock as of the close of business on March 9, 2026 (the "Record Date"). The Notice provides instructions on how to access our proxy materials and vote online.

Date and Time	Place	Record Date
 Tuesday, May 5, 2026, at 10:00 a.m. Eastern Time	 Virtual Meeting Site: www.virtualshareholdermeeting.com/ QXO2026	 You can vote if you were a stockholder of record as of the close of business on March 9, 2026

Admission: You are invited to attend the annual meeting of stockholders of QXO, Inc. The Annual Meeting will be a virtual meeting of stockholders. You will be able to attend the Annual Meeting at www.virtualshareholdermeeting.com/QXO2026. You will need to provide the 16-digit control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, to vote electronically and to submit questions during the live webcast of the meeting. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares. At the time of the meeting, go to www.virtualshareholdermeeting.com/QXO2026 and enter your 16-digit control number.

VOTING MATTERS AND BOARD RECOMMENDATIONS

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect seven (7) members of our Board for a term to expire at the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified.	✔ **FOR** each Director Nominee	42
PROPOSAL 2: Ratification of the Appointment of our Independent Registered Public Accounting Firm To ratify the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for fiscal year 2026.	✔ **FOR**	43
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers ("NEOs") as disclosed in this Proxy Statement.	✔ **FOR**	44

© 2026 **QXO,** Inc

GOVERNANCE HIGHLIGHTS

Board and Committee Independence	Five of our seven continuing directors and director nominees are independent. The Audit Committee, the Compensation and Talent Committee and the Nominating, Corporate Governance and Sustainability Committee each consist entirely of independent directors.
Board Composition	The Board's leadership structure — including an active lead independent director — enhances and supports effective governance. The Board remains committed to maintaining a composition that balances relevant expertise with fresh strategic perspectives.
Director Elections	All directors of the Board are elected annually for one-year terms or until their successors are elected and qualified.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections, and further require that a director who fails to receive a majority vote must tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	Our Board oversees the identification and management of current and potential risks facing our company. Our Audit Committee reviews our enterprise risk management process and contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Active Participation	All directors attended more than 75% of board meetings. Our committees had 100% attendance by each committee member at every committee meeting.
Direct Oversight of Sustainability	The Nominating, Corporate Governance and Sustainability Committee supports the Board in its oversight of the company's purpose-driven sustainability strategies and external disclosures. This includes engaging with management on material environmental, social and corporate governance matters and stakeholder perspectives.

© 2026 **QXO,** Inc

2026 BOARD OF DIRECTORS NOMINEES

Our Board aims to create a diverse and highly skilled team of directors who provide QXO with thoughtful board oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties — all in the context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise and viewpoints. The composition of our Board as of the Record Date was:



The following table provides summary information about each director nominee.

Name	Director Since	Age	Occupation	AC	CTC	NCGSC
Brad Jacobs	2024	69	Chairman and CEO, QXO, Inc.			
Jason Aiken	2024	53	Executive Vice President, Combat and Mission Systems, General Dynamics Corporation	C		
Marlene Colucci	2024	63	Chief Executive Officer, The Business Council		✔	C
Mario Harik	2024	45	Chief Executive Officer, XPO, Inc.			
Mary Kissel	2024	49	Executive Vice President and Senior Policy Advisor, Stephens Inc.	✔	✔	✔
Jared Kushner	2024	45	Chief Executive Officer, Affinity Partners			
Allison Landry	2024	47	Former Senior Transportation Research Analyst, Credit Suisse	✔	C	✔

AC — Audit Committee
CTC — Compensation and Talent Committee

NCGSC — Nominating, Corporate Governance and Sustainability Committee

C — Committee Chairperson
✔ — Committee Member

© 2026 **QXO,** Inc

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by QXO's Board of Directors in connection with our Annual Meeting, which will be held as a live webcast on **May 5, 2026** at 10:00 a.m. Eastern Time, or any adjournment or postponement thereof. You are required to enter your control number to access the meeting at www.virtualshareholdermeeting.com/QXO2026. Please follow the instructions below to receive your control number.

The Notice of Internet Availability of Proxy Materials (the "Notice") is first being mailed on or about March 24, 2026, to our stockholders of record as of the close of business on March 9, 2026 (the "Record Date").

Note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders via our website instead of mailing printed copies to each of our stockholders. Beginning on or about March 24, 2026, we will mail to our stockholders as of the Record Date a Notice, which contains instructions on how to access our proxy materials and vote online. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this Proxy Statement, our Annual Report on Form 10-K for the year ended December 31, 2025, and a proxy card or voting instruction form. Stockholders who have communicated a preference for paper or electronic documents prior to the mailing of the Notice will not receive the Notice.

The following answers address some questions you may have about our Annual Meeting. These questions and answers may not include all the information that may be important to you as a stockholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business presented for a vote at the Annual Meeting will be as follows:

- To elect seven (7) members of our Board for a term to expire at the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);

- To ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal year 2026 (Proposal 2);

- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal 3); and

- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Senior management of QXO and representatives of our outside auditor, Deloitte, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, virtually attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if, as of the close of business on the Record Date, you were a holder of record of our common stock or Convertible Perpetual Preferred Stock ("Convertible Preferred Stock"). Each share of Convertible Preferred Stock is entitled to vote on each matter to come before the Annual Meeting as if the shares of Convertible Preferred Stock were converted into shares of common stock as of the Record Date, meaning that each share of Convertible Preferred Stock is entitled to approximately 219 votes on each matter to come before the Annual Meeting. Holders of our Series B Mandatory Convertible Preferred Stock ("Series B Preferred Stock") are not entitled to vote on matters to come before the Annual Meeting.

We have designed the virtual Annual Meeting to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. You can access the Annual Meeting at www.virtualshareholdermeeting.com/QXO2026. You will be required to provide the 16-digit control number on your proxy card to access the Annual Meeting.

If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, to vote electronically and to submit questions during the live webcast of the meeting. To register, you must obtain a legal proxy from the bank, broker or other nominee

© 2026 **QXO,** Inc

that holds your shares giving you the right to vote the shares. At the time of the meeting, enter your 16-digit control number at www.virtualshareholdermeeting.com/QXO2026.

You may vote your shares using any one of the options below.

VOTE BY INTERNET BEFORE THE MEETING — Go to www.proxyvote.com or scan the QR Barcode on the proxy card or notice. Use the Internet to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 4, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY INTERNET DURING THE MEETING — You may attend the meeting via the Internet and vote during the meeting. Go to www.virtualshareholdermeeting.com/QXO2026. Have available the information that is printed in the box marked by the arrow and follow the instructions.

VOTE BY PHONE — Dial 1-800-690-6903 and use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 4, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL — Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with QXO during the Annual Meeting, so they can ask questions of QXO's management and Board, as appropriate. Stockholders (or their proxy holders) may submit questions for the Annual Meeting's question-and-answer session in advance by logging on to the meeting website at www.virtualshareholdermeeting.com/QXO2026. You will need the 16-digit control number on your proxy card to submit a question. After you have logged in you will be able to submit your question on the left side of the screen below "ASK A QUESTION".

Questions can be submitted in advance of the Annual Meeting beginning at 10:00 a.m. Eastern Time on May 5, 2026. Questions may also be submitted during the Annual Meeting through the meeting website. We will answer as many questions during the meeting as time will allow and will group questions where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to the Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. You should ensure you have a strong Internet connection wherever you intend to participate in the Annual Meeting. We encourage you to access the meeting prior to the start time. If you encounter any technical difficulties logging onto www.virtualshareholdermeeting.com/QXO2026 or during the meeting, there will be toll-free and international phone numbers available on the website. Technical support will be available 15 minutes prior to the start time of the meeting and through the conclusion of the meeting.

How many shares of QXO common stock or Convertible Preferred Stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 709,894,917 shares of common stock issued and outstanding, with each share entitled to one vote on each matter to come before the Annual Meeting. In addition, each share of Convertible Preferred Stock is entitled to vote on each matter to come before the Annual Meeting as if the shares of Convertible Preferred Stock were converted into shares of common stock as of the Record Date, meaning that each share of Convertible Preferred Stock is entitled to approximately 219 votes on each matter to come before the Annual Meeting. As of the Record Date, there were 1,000,000 shares of Convertible Preferred Stock issued and outstanding, representing 219,010,074 votes. In total, 928,904,991 votes are eligible to be cast at the Annual Meeting based on the number of outstanding shares of our common stock and Convertible Preferred Stock, voting together as a single class. Holders of our Series B Preferred Stock are not entitled to vote on matters to come before the Annual Meeting.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, the presence, in person or by proxy, of the holders of a majority of the shares issued and outstanding and entitled to vote is necessary for each of the proposals to be presented at the Annual Meeting. Accordingly, holders of shares of our common stock or Convertible Preferred Stock outstanding on the Record Date representing 464,452,496 votes must be present at the Annual Meeting. If you vote by Internet,

© 2026 **QXO,** Inc

telephone or proxy card, the shares you vote will be counted toward the quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to Proposal 1, you may vote **"FOR"** or **"AGAINST"** each of the director nominees, or you may **"ABSTAIN"** from voting for one or more of such nominees.

With respect to Proposals 2 and 3, you may vote **"FOR"** or **"AGAINST"** or you may **"ABSTAIN"** from voting.

If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of seven (7) directors.** The election of each of the seven (7) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted **"FOR"** a nominee must exceed the number of shares voted **"AGAINST"** such nominee) by holders of shares of our common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes **"AGAINST"** his or her election than votes **"FOR"** such election, our bylaws require that such person must promptly tender his or her resignation to our Board. You may not accumulate your votes for the election of directors.

  Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

- **Proposal 2: Ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal year 2026.** Ratification of the appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2026 requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote. Abstentions will have the same effect as votes cast "Against" the proposed ratification of Deloitte. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

- **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board. Although it is non-binding, our Board and the Compensation and Talent Committee will consider the voting results when making future decisions regarding our executive compensation program.

  Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote to approve executive compensation. Abstentions will have the same effect as votes cast "Against" this proposal.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the shares of common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) present in person or represented by proxy at the Annual Meeting and entitled to vote.

How does the Board recommend that I vote?

Our Board, after careful consideration, recommends that our stockholders vote **"FOR"** the election of each director nominee named in this Proxy Statement, **"FOR"** the ratification of Deloitte as our independent registered public accounting firm for fiscal year 2026 and **"FOR"** the advisory approval of the resolution to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully, then vote via Internet at www.proxyvote.com or by telephone by following the instructions on the proxy card, or mail your completed, dated, and signed proxy card in the enclosed return envelope as soon as possible, so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares in your own name through our transfer agent, Equiniti Trust Company, LLC, and not through a broker, bank or other nominee that holds shares for your account in "street name"), you may vote by proxy via Internet or by telephone by following the instructions provided on the proxy card, or mail your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via Internet or by telephone must be received by 11:59 pm Eastern Time on May 4, 2026. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank, or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other nominee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via Internet or by telephone must be received by 11:59 p.m. Eastern Time on May 4, 2026. If you are the beneficial owner of shares of our common stock, please follow the voting instructions provided by your broker, trustee, or other nominee.

What happens if I do not respond, or if I respond and fail to indicate my voting preference, or if I abstain from voting?

If you fail to vote via Internet or by telephone as indicated on your proxy card, or fail to properly sign, date, and return your proxy card, your shares will not be counted towards establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock (including those shares that would be issued if all of our outstanding Convertible Preferred Stock had converted into shares of our common stock as of the Record Date) to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote **"FOR"** the election of all seven nominees for director (Proposal 1), **"FOR"** the ratification of Deloitte as our independent registered public accounting firm for fiscal year 2026 (Proposal 2) and **"FOR"** the advisory approval of the resolution to approve executive compensation (Proposal 3).

If my shares are held in "street name", will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of our common stock in "street name" for customers are prevented by the rules set forth in the Listed Company Manual (the "NYSE Rules") of the New York Stock Exchange (the "NYSE") from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters). Shares not voted by a broker or other nominee, because they did not receive specific voting instructions from the stockholder on one or more proposals, are referred to as "broker non-votes."

We expect that when the NYSE determines whether each of the proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only *"Proposal 2 — Ratification of the Appointment of Deloitte as Our Independent Registered Public Accounting Firm for Fiscal Year 2026"* will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following the instructions provided to you by your broker or other nominee.

© 2026 **QXO,** Inc

What if I want to change my vote?

Regardless of whether you attend the Annual Meeting, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via Internet, by telephone, by mail, or by attending the Annual Meeting virtually and voting. Please note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy, unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831 prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the persons named as proxies vote?

If you are a registered stockholder (i.e., if you hold your shares of our common stock in your own name through our transfer agent Equiniti Trust Company, LLC, and not through a broker, bank or other nominee that holds shares for your account in "street name") and you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board or, if no recommendation is given, by using their own discretion.

Who pays for the proxy solicitation expenses?

We will pay for the cost of soliciting proxies. We have engaged Innisfree M&A Incorporated to assist us in soliciting proxies in connection with the Annual Meeting and have agreed to pay them a fee of $20,000 plus reimbursement of out-of-pocket expenses relating to such services. As is customary, we will reimburse brokers and other custodians, nominees, and fiduciaries for their out-of-pocket expenses for forwarding proxy materials to our stockholders. Our directors, officers, and employees may also solicit proxies in person, by telephone, or by other means of communication, and will not receive any additional compensation for soliciting proxies.

Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?

We are distributing our proxy materials to stockholders via the internet under the "Notice and Access" approach permitted by the rules of the U.S. Securities and Exchange Commission ("SEC"). This approach expedites stockholders' receipt of proxy materials while conserving natural resources and reducing our distribution costs. On or about March 24, 2026, we mailed a Notice of Internet Availability of Proxy Materials to participating stockholders containing instructions on how to access the proxy materials on the internet, and if desired, to request to receive a paper copy of our proxy materials by mail.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. The Form 8-K will also be available on our website, investors.qxo.com.

What is "householding" and how does it affect me?

In cases where multiple company stockholders share the same address, and the shares are held through a bank, broker, or other holder of record in a street-name account, only one copy of our proxy materials will be delivered to that address unless a stockholder at that address requests otherwise. This practice, known as "householding," is intended to reduce our printing and postage costs. However, any street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record, or by sending a written request to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831, or by contacting Investor Relations by email at investors@qxo.com, or telephone at (888) 998-6000. The voting instruction form sent to a street-name stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. Similarly, if you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2025 Annual Report are available at investors.qxo.com.

© 2026 **QXO,** Inc

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

AN OVERVIEW OF OUR BUSINESS AND HOW OUR BOARD COMPOSITION IS ALIGNED WITH OUR STRATEGY

QXO is a building products distribution company and is the largest publicly-traded distributor of roofing, waterproofing and complementary building products in North America. We offer high-quality customer service and deliver residential, commercial and complementary products to our customers. Our private label of high-quality building products sold under our TRI-BUILT brand delivers professional results and helps our customers stand out from competitors. Our customer base is composed of professional contractors, home builders, building owners, lumberyards, and retailers across the United States and Canada who depend on reliable local access to building products for residential and non-residential projects. Our customers vary in size, ranging from relatively small contractors to large contractors and builders that operate on a national scale.

Our goal is to create a tech-enabled leader in the $800 billion building products distribution industry and generate outsized stockholder value. We are executing our strategy toward a target of $50 billion of annual revenues within the next decade through accretive acquisitions and organic growth, including greenfield openings, and operational transformation of acquired businesses. We plan to enhance organizational design, optimize the supply chain and drive commercial excellence, deploying technology across these initiatives.

Our company's current needs and future potential are important considerations in determining the composition of our Board. QXO's Board is comprised of a highly skilled group of leaders who share our values and reflect our culture. Many of our directors serve or have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As summarized on page 14, our Board has complementary expertise and skill sets, all of which are relevant to our company, business, industry and strategy.

DIRECTORS

Our Board currently consists of seven members. Pursuant to our Fifth Amended and Restated Certificate of Incorporation ("Certificate of Incorporation"), Jacobs Private Equity II, LLC ("JPE") has the right to designate for nomination by our Board (i) 40% of the members of our Board so long as the Investors (as defined below) own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 30% (but less than 45%) of the voting power of our capital stock on a fully-diluted basis, (ii) 33% of the members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 15% (but less than 30%) of the voting power of our capital stock on a fully-diluted basis and (iii) two members of our Board so long as the Investors own securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 5% (but less than 15%) of the voting power of our capital stock on a fully-diluted basis. JPE has additional designation rights under the Certificate of Incorporation for higher voting power thresholds, which JPE's ownership does not currently exceed. The foregoing rights of JPE under the Certificate of Incorporation are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company.

Our Board has nominated all of the current directors to stand for election at the Annual Meeting, as set forth in Proposal 1 on page 42 of this Proxy Statement.

None of the foregoing will prevent our Board from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of our Certificate of Incorporation.

© 2026 **QXO,** Inc

Set forth below is information regarding each of our director nominees, including the experience, qualifications, attributes, or skills that led our Board to conclude that each should serve as a director.

Brad Jacobs
Chairman and Director since June 6, 2024

Age: 69



Mr. Jacobs has served as chief executive officer and chairman of our board of directors since June 6, 2024. He previously served as the executive chairman of the board of directors of XPO, Inc. (XPO) from November 1, 2022 until December 31, 2025, and chairman and chief executive officer from September 2, 2011 to November 1, 2022. Mr. Jacobs also served as non-executive chairman of the board of directors of GXO Logistics, Inc. from August 2, 2021 until December 31, 2025, and RXO, Inc. from November 1, 2022 until May 21, 2025. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Board Committees: None

Other Public Company Boards: None

Mr. Jacobs brings to the Board:

- Past and current experience as the chairman of the boards of directors of several public companies, where Mr. Jacobs provided valuable operational insights and strategic and long-term planning capabilities; and
- Founder of eight multibillion-dollar companies that created significant value for stockholders, and a successful track record of leading companies that execute strategies similar to ours.

Jason Aiken
Independent Director since June 6, 2024

Age: 53



Mr. Aiken has served as a director of the company since June 6, 2024. He has served as executive vice president, combat and mission systems, of General Dynamics Corporation since June 2025. Previously, he held the role of executive vice president, technologies from January 2023 to June 2025, the joint role of executive vice president, technologies, and chief financial officer from January 2023 to February 2024, and senior vice president and chief financial officer from January 2014 to January 2023. Earlier, Mr. Aiken was the senior vice president and chief financial officer of General Dynamics subsidiary Gulfstream Aerospace Corporation, and held positions with General Dynamics, including vice president and controller, staff vice president of accounting and director of consolidation accounting. Prior to joining General Dynamics, Mr. Aiken was an audit manager with Arthur Andersen LLP in Washington, D.C., where he provided audit and consulting services for defense contractors. He holds an MBA degree from the Kellogg School of Management at Northwestern University, and a bachelor's degree in business administration and accounting from Washington and Lee University.

Board Committees:

- Chairman of the Audit Committee

Other Public Company Boards: None

Mr. Aiken brings to the Board:

- Financial and accounting expertise through his service as chief financial officer and other senior finance positions with a Fortune 100 company giving Mr. Aiken the knowledge needed to serve on our Board and lead the Audit Committee as committee chair; and
- Senior operational, transactional and strategic experience essential for QXO to drive stockholder value creation.

© 2026 QXO, Inc

Marlene Colucci Independent Director since June 6, 2024

Age: 63



Ms. Colucci has served as a director of the company since June 6, 2024. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor's Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She is lead independent director of the board of directors of GXO Logistics, Inc., where she serves as a member of its compensation committee and nominating, corporate governance and sustainability committee. Ms. Colucci holds a JD degree from Georgetown University Law Center.

Board Committees:

- Chair of the Nominating, Corporate Governance and Sustainability Committee
- Member of the Compensation and Talent Committee

Other Public Company Boards: GXO Logistics, Inc. (NYSE: GXO)

Ms. Colucci brings to the Board:

- Experience with public policy development, including labor and transportation policy, from over two decades of relevant government and private sector experience; and
- Knowledge of corporate governance and business operations from her tenure leading the premier association of chief executive officers of the world's most important business enterprises.

Mario Harik Director since June 6, 2024

Age: 45



Mr. Harik has served as a director of the company since June 6, 2024. He has led XPO, Inc. (XPO) as chief executive officer since November 2022 and a member of its board, serving as chairman of the board since January 1, 2026 and chairing its operational excellence committee. He joined XPO in 2011 as chief information officer and held additional roles as chief customer officer and president, North American less-than-truckload. His prior career included chief information officer with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder of G3 Analyst. He holds a master's degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Board Committees: None

Other Public Company Boards: XPO, Inc. (NYSE: XPO)

Mr. Harik brings to the Board:

- Leadership experience as XPO's chief executive officer; and
- Expertise in the development and application of technology solutions that increase operational efficiency and productivity and enhance customer experience in multinational organizations within similar industries.

© 2026 **QXO,** Inc

Mary Kissel Independent Director since June 6, 2024

Age: 49



Ms. Kissel has served as a director of the company since June 6, 2024. She has served as executive vice president and senior policy advisor with Stephens Inc. since March 2021. Previously, Ms. Kissel served as senior advisor to the U.S. Secretary of State from October 2018 to January 2021. Prior to joining the State Department, she was a member of The Wall Street Journal editorial board in New York and editorial page editor for Asia Pacific in Hong Kong. She began her career at Goldman Sachs. Ms. Kissel is a nonresident senior fellow at Hudson Institute, a member of the Council on Foreign Relations, a director of the American Australian Council, and a trustee of the Center for Integrity in News Reporting. She is vice chairman of the board of directors of RXO, Inc. and a member of its compensation committee. Ms. Kissel holds a master's degree from Johns Hopkins School of Advanced International Studies, and a bachelor's degree in government from Harvard University.

Board Committees:

- Member of the Audit Committee
- Member of the Compensation and Talent Committee
- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: RXO, Inc. (NYSE: RXO)

Ms. Kissel brings to the Board:

- Expertise in geopolitics, risk advisory, public policy and their impact on businesses; and
- Experience in strategic communications, media and government affairs.

Jared Kushner Independent Director since July 22, 2024

Age: 45



Mr. Kushner has served as a director of the company since July 22, 2024. He is the chief executive officer of Affinity Partners, a global investment firm with over $6 billion under management. From 2017 to 2021, he served as senior advisor to the President of the United States. In this role, Mr. Kushner managed the U.S.-Mexico relationship, led Middle East peace efforts, and negotiated the overhaul of America's federal prison and criminal justice systems. Previously, Mr. Kushner was the chief executive officer of Kushner Companies, a New York-based real estate developer. He holds JD and MBA degrees from New York University, and a bachelor's degree from Harvard University.

Board Committees: None

Other Public Company Boards: None

Mr. Kushner brings to the Board:

- Background in growth investing across equities and real estate; and
- Experience in geopolitics, public policy, and their impact on business.

© 2026 **QXO,** Inc

Allison Landry Lead Independent Director since June 6, 2024

Age: 47



Ms. Landry has served as lead independent director of the company since June 6, 2024. She was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries from September 2005 to July 2021. Previously, she was a financial analyst and senior accountant with OneBeacon Insurance Co. (now Intact Insurance Specialty Solutions). She serves as vice chair of the board of directors of XPO, Inc. and as a member of its audit committee, compensation and human capital committee, and operational excellence committee. She holds an MBA degree from Boston University's Questrom School of Business, and a bachelor's degree in psychology from College of the Holy Cross.

Board Committees:

- Member of the Audit Committee
- Chair of the Compensation and Talent Committee
- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: XPO, Inc. (NYSE: XPO)

Ms. Landry brings to the Board:

- Experience in the equity markets giving Ms. Landry an understanding of stockholder value creation as chair of the Board's Compensation and Talent Committee; and
- Knowledge of financial analysis in the transportation sector enabling Ms. Landry to help guide QXO in identifying strategic opportunities for profitable growth.

© 2026 **QXO,** Inc

SUMMARY OF QUALIFICATIONS AND EXPERIENCE OF CONTINUING DIRECTORS

	Brad Jacobs	Jason Aiken	Marlene Colucci	Mario Harik	Mary Kissel	Jared Kushner	Allison Landry
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓	✓	✓	✓	✓	✓
CUSTOMER SERVICE experience brings an important perspective to our Board, given the importance of customer retention to our business model.	✓	✓		✓		✓	
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience allows our Board's oversight to guide our long-term value creation for stockholders in a way that is sustainable.	✓	✓	✓	✓	✓	✓	✓
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our company's organic and inorganic growth strategy, roadmap and timeline, as well as our investments in technological solutions that optimize our operations and enhance customer experience.	✓	✓		✓		✓	✓
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our directors in overseeing our financial reporting and internal controls.	✓	✓			✓		✓
HUMAN RESOURCES MANAGEMENT experience allows our Board to support our goals of making QXO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓	✓	✓	✓		✓
TALENT DEVELOPMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓	✓	✓	✓
SALES AND MARKETING experience helps our Board assist with our business strategy and with developing new services and operations.	✓			✓		✓	✓
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓	✓		✓	✓	✓	✓
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓	✓	✓	✓	✓	✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides valuable insights as we continually seek to enhance customer outcomes and internal operations.	✓	✓		✓	✓	✓	✓

© 2026 **QXO**, Inc

ROLE OF THE BOARD AND BOARD LEADERSHIP STRUCTURE

Our business and affairs are managed under the direction of our Board, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management, and provides advice and counsel to management. In fulfilling the Board's responsibilities, our directors have full access to our management, internal and external auditors, and outside advisors.

Furthermore, our Board is committed to independent Board oversight. Our current Board leadership structure includes a chairman, a non-independent director and five independent directors. The position of chairman of the Board is held by Mr. Jacobs.

The Board has provided that the independent directors may appoint a lead independent director who presides over executive sessions of the independent directors, and who shall serve a term of at least one year. The position of lead independent director has been structured to include, among other duties: (i) presiding at all meetings of the Board at which the chairman is not present; (ii) presiding at all executive sessions of the independent directors, which must take place at least once a year without members of management present; and (iii) calling additional meetings of the independent directors as necessary. The lead independent director also serves as a liaison between the chairman and the independent directors. Ms. Landry was appointed to serve as lead independent director on June 6, 2024.

To further strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines that provide for an independent vice chair position as part of its ongoing commitment to strong corporate governance. The position of vice chair is defined as an independent director with authorities and duties that include: (i) presiding at meetings of the Board where the chairman and lead independent director are not present; (ii) assisting the chairman, when appropriate, in carrying out his duties; (iii) assisting the lead independent director, where appropriate, in carrying out her duties; and (iv) such other duties, responsibilities and assistance as the Board or the chairman may determine. No independent vice chair has been appointed as of the date of this Proxy Statement.

We believe our leadership model is appropriate because our chairman's role as a management director provides strong strategic leadership through the execution of our transformation strategy, while our lead independent director's role provides independent decision-making and clear accountability.

Our Board met fourteen times during fiscal year 2025. Each person currently serving as a director attended at least 75% of the aggregate meetings of the Board and any committee(s) on which he or she served during the time he or she served on the Board or committee(s).

Our directors are expected to attend our annual meetings of stockholders. Any director who is unable to attend is expected to notify the chairman of the Board in advance of the meeting date. All of our directors then serving and standing for re-election attended the 2025 Annual Meeting of Stockholders.

BOARD RISK OVERSIGHT

Our Board provides overall risk oversight, with a focus on the most significant risks facing our company. Our senior management team is primarily responsible for the day-to-day management of risks to our business.

Our Board and senior management team engage on the company's business strategy, operations, policies, controls, prospects, and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating, and controlling risk exposure. The Board has delegated responsibility for the oversight of specific risks to its committees as follows.

- **Audit Committee.** The Audit Committee oversees the policies that govern the process by which management identifies, assesses and manages our exposure to risk. In that role, the Audit Committee reviews our enterprise risk management process, through which key identified risks are escalated to the Board. The Audit Committee discusses major financial risk exposures, including cyber-related risks, with our management and discusses the steps that management has taken to monitor and control these exposures. Additionally, the Audit Committee is responsible for reviewing risks arising from related party transactions involving our company, for reviewing information and cybersecurity risk management policies, for establishing procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and for overseeing overall compliance with our company-wide Code of Business Ethics and legal and regulatory requirements.

© 2026 QXO, Inc

- **Compensation and Talent Committee.** The Compensation and Talent Committee monitors the risks associated with our compensation philosophy and programs. The Compensation and Talent Committee ensures that the company's compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders, while simultaneously reducing excessive risk-taking and holding our senior leadership team accountable.
- **Nominating, Corporate Governance and Sustainability Committee.** The Nominating, Corporate Governance and Sustainability Committee oversees risks related to our governance structure and processes, as well as risks associated with the company's corporate sustainability practices and reporting.

The Board is committed to ensuring that our company has the resources and infrastructure necessary to appropriately address all significant risks.

COMMITTEES OF THE BOARD AND COMMITTEE MEMBERSHIP

Each of the Audit Committee, the Compensation and Talent Committee and the Nominating, Corporate Governance and Sustainability Committee (collectively, the "Board Committees") has a written charter that complies with applicable SEC rules and the NYSE Rules. These charters are available on our website at investors.qxo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

The Board Committees are each composed entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with the chairman of our Board and considering member qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of committee chair. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors at the company's expense. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may create or eliminate additional committees as it deems appropriate.

The following table sets forth the membership of each of our Board Committees as of the Record Date. Messrs. Jacobs, Harik and Kushner do not serve on any Board Committees.

Name	Audit Committee	Compensation and Talent Committee	Nominating, Corporate Governance and Sustainability Committee
Jason Aiken*	C		
Marlene Colucci		✔	C
Mary Kissel	✔	✔	✔
Allison Landry	✔	C	✔

C — Committee Chairman   ✔ — Committee Member   * — Audit Committee Financial Expert

A summary of the committees' responsibilities is as follows:

Audit Committee. Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function, and (vi) related party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years, and is able to read and understand fundamental financial statements. From June 6, 2024, to the date of this Proxy Statement, the Audit Committee members were Jason Aiken (chair), Mary Kissel and Allison Landry. Our Board has determined that Mr. Aiken qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act. During 2025, the Audit Committee met six times.

© 2026 **QXO,** Inc

Compensation and Talent Committee. The primary responsibilities of the Compensation and Talent Committee are, among other things: (i) to oversee our executive compensation plans, policies and programs, (ii) to review and approve the compensation of our executive officers, (iii) to review and approve or make recommendations concerning director compensation, (iv) to plan executive officer succession, and (v) to assist with oversight of our culture and strategies relating to human capital. From June 6, 2024, to the date of this Proxy Statement, the Compensation and Talent Committee members were Allison Landry (chair), Marlene Colucci and Mary Kissel. During 2025, the Compensation and Talent Committee met five times.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become directors and recommend that our Board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the Board to fill a vacancy, (ii) to make recommendations to our Board concerning committee appointments, (iii) to develop, recommend to our Board and annually review the Corporate Governance Guidelines and oversee corporate governance matters, (iv) to oversee an annual evaluation of our Board and committees, and (v) to support our Board in its oversight of our sustainability strategies, performance and external disclosures. From June 6, 2024, to the date of this Proxy Statement, the Nominating, Corporate Governance and Sustainability Committee members were Marlene Colucci (chair) and Mary Kissel, and Allison Landry has been a member since October 2024. During 2025, the Nominating, Corporate Governance and Sustainability Committee met two times.

DIRECTOR COMPENSATION

See section below titled "Executive Compensation — 2025 Director Compensation Table" for information concerning the compensation of each person who served as a non-employee director of our company during 2025.

In June 2024, we approved compensation for our non-employee directors of an annual cash retainer of $100,000, payable quarterly in arrears, and expected annual time-based restricted stock units worth $175,000.

The lead independent director receives an additional $30,000 annual cash retainer, payable quarterly in arrears; and the chairs of our Audit Committee, our Compensation and Talent Committee and our Nominating, Corporate Governance and Sustainability Committee each receives an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears.

Directors who are employees of our company do not receive additional compensation for service as members of either our Board or its committees. Changes to the compensation of our directors are subject to approval by our Compensation and Talent Committee or Board.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board is committed to sound corporate governance principles and practices. Our Board adopted Corporate Governance Guidelines as of June 6, 2024.

The Corporate Governance Guidelines serve as a framework within which our Board operates. Among other things, the Corporate Governance Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and requirements to conduct an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Corporate Governance Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Ethics that applies to our directors and executive officers. This Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees, and promote compliance with applicable governmental laws, rules and regulations, as well as provide clear channels for reporting concerns. The Code of Business Ethics constitutes a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code of Business Ethics or waivers of any provision of the Code of Business Ethics as applicable to our principal executive officer, our principal financial officer, and our principal accounting officer by posting such disclosures on our website pursuant to SEC rules.

© 2026 **QXO,** Inc

The Corporate Governance Guidelines and the Code of Business Ethics are available on our website at investors.qxo.com. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

DIRECTOR INDEPENDENCE

Under the Corporate Governance Guidelines, our Board is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Independence determinations are made by reference to the independence standard under the Corporate Governance Guidelines and the definition of "independent director" under Section 303A.02 of the NYSE Rules. Our Board has affirmatively determined that each person who serves as a director, except for Mr. Jacobs and Mr. Harik, satisfies the independence standards under the Corporate Governance Guidelines and the NYSE Rules.

In addition to the independence standards provided in the Corporate Governance Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards for independence of Audit Committee members established by the SEC: that is, the director may not (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than his or her director compensation or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each member of the Compensation and Talent Committee satisfies the NYSE Rules for independence of Compensation and Talent Committee members. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee considered certain relationships of the directors that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

DIRECTOR SELECTION PROCESS

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all nominees for election to the Board, including nominees for re-election to the Board, in each case, after consultation with the chairman of the Board and in accordance with our company's contractual obligations. Pursuant to the Certificate of Incorporation, JPE has the right based on its current securities ownership, as described above under "Directors," to designate for nomination by our Board 40% of the members of our Board. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating, Corporate Governance and Sustainability Committee considers, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our company's business environment, knowledge and experience in such areas as technology, marketing and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and a willingness and ability to devote adequate time to board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of Board members. When searching for new directors, our Board endeavors to actively seek out highly qualified women and individuals from underrepresented minorities to include in the pool from which Board nominees are chosen. Our Board aims to create a team of directors with diverse experiences and perspectives to provide our company with thoughtful and engaged Board oversight. The Nominating, Corporate Governance and Sustainability Committee periodically conducts evaluations of the Board's composition.

Subject to the rights granted to JPE pursuant to the Certificate of Incorporation, the Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director nominees.

Our Board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources and the rights granted to JPE pursuant to the Certificate of Incorporation, as described above. Our stockholders will be permitted to nominate candidates for election as directors by following the procedures set forth in our amended and restated bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the 2026 Annual Meeting.

The advance notice provisions of our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of such annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered not less than 90 days, and not more than 120 days, prior to the date of such annual meeting. As more specifically provided in our bylaws, any nomination must include, among other things: (i) the nominator's name and address and the number of shares of each class of our capital stock that the

© 2026 **QXO,** Inc

nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, and (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules.

In addition, the proxy access provisions of our bylaws permit a stockholder, or a group of up to 20 stockholders, that has continuously owned for three years at least 3% of our outstanding common stock, to nominate and include in the annual meeting proxy materials up to the greater of two directors or 20% of the number of directors to be elected at the annual meeting, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. Stockholder requests to include stockholder-nominated directors in the company's proxy materials for our 2027 Annual Meeting of stockholders must be received by the company no earlier than January 5, 2027, and no later than February 4, 2027.

Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

SECURITIES TRADING POLICY

We have a securities trading policy governing the purchase, sale and other dispositions of our securities by directors, officers and employees. We believe that our securities trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. A copy of this policy is available on our website at investors.qxo.com and included as Exhibit 19.1 to our 2025 Annual Report.

Certain Prohibited Transactions Involving Company Securities

Certain transactions in QXO securities, such as: (i) purchasing and pledging QXO securities on margin, or otherwise granting a security interest in QXO securities in margin accounts, (ii) engaging in short sales, (iii) buying or selling puts, calls, options or other derivatives in respect of QXO securities, and (iv) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of QXO's securities (whether granted to the director or employee as part of their compensation or otherwise held, directly or indirectly, by such persons), create a heightened compliance risk or could create the appearance of misalignment between our directors, employees and stockholders. As a result, our securities trading policy prohibits such transactions for all directors, officers, employees and any of their related parties.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders and other parties interested in communicating with our Board, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to our Board, c/o Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831. Please note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholder proposals intended to be presented at our 2027 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than November 24, 2026, in order to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 120 days, prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the 2027 Annual Meeting date is not scheduled to occur more than 30 days before, or 60 days after, May 5, 2027, then your notice must be delivered not less than 90 days, and not more than 120 days, prior to the date of the 2027 Annual Meeting.

By way of example, if our 2027 Annual Meeting is held on May 5, 2027, any stockholder proposal to be considered at the 2027 Annual Meeting, including nominations of persons for election to our Board, must be properly submitted to us not earlier than January 5, 2027, nor later than February 4, 2027. We advise you to review our bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations at the annual meetings.

© 2026 QXO, Inc

Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide written notice to us that includes the information required by Rule 14a-19(b) under the Exchange Act not later than February 4, 2027.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Christopher Signorello, Corporate Secretary, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

© 2026 **QXO,** Inc

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under its written charter, the Audit Committee of our Board is responsible for reviewing and approving or ratifying any transaction between our company and a related person (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

INVESTMENT AGREEMENT

On December 3, 2023, the company entered into an investment agreement (the "Investment Agreement") with JPE and the other investors party thereto (the "Other Investors" and, collectively with JPE, the "Investors"), providing for an aggregate investment by the Investors of $1,000,000,000 in cash in the company (the "Equity Investment"). JPE is controlled by Brad Jacobs, our chairman and chief executive officer. Each of our directors and executive officers, other than Messrs. Essaid, Liborski and Kushner, invested, directly or indirectly, in our company pursuant to the Investment Agreement. On April 14, 2024, the company and the Investors amended and restated the Investment Agreement.

Pursuant to the Investment Agreement, prior to the closing of the Equity Investment, the company amended and restated its certificate of incorporation to, among other things, effect an 8-for-1 reverse stock split with respect to the company's common stock. Upon the closing of the Equity Investment and giving effect to the reverse stock split, the company issued to the Investors, in the aggregate, (i) 1,000,000 shares of Convertible Preferred Stock that, in aggregate, are convertible into 219,010,074 shares of our common stock at an initial conversion price of $4.566 per share, subject to customary anti-dilution adjustments; and (ii) warrants to purchase an additional 219,010,074 shares of our common stock (the "Warrants") at initial exercise prices of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments.

Following the closing of the Equity Investment, our Board was reconstituted such that (i) the number of seats on our Board were as directed by JPE, (ii) each of such directors (including Mr. Jacobs) were individuals designated by JPE, (iii) each standing committee of our Board was reconstituted in a manner designated by JPE and (iv) Mr. Jacobs was appointed as the chairman of our Board and chief executive officer of the company.

REGISTRATION RIGHTS AGREEMENT

On June 6, 2024, the company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), among the company, JPE and the Other Investors, pursuant to which, among other things, the initial holders of the Convertible Preferred Stock and the Warrants were provided with certain rights to cause the company to register the sale of shares of Convertible Preferred Stock, Warrants and shares of common stock issued or issuable upon conversion of the Convertible Preferred Stock or upon exercise of the Warrants, in each case other than any such securities that are then freely transferable without registration pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") without limitation as to volume, manner of sale or other restrictions under Rule 144. Securities that are subject to registration under the Registration Rights Agreement as provided above are referred to as "Registrable Securities."

Demand Registration. The holder or holders of Registrable Securities holding Registrable Securities constituting, in the aggregate, no less than a majority of the total number of Registrable Securities may request that the company register the sale of such securities under the Securities Act. Such majority holders may request a total of ten demand registrations.

Shelf Registration. At a time when the company is eligible to use a registration statement on Form S-3, the holder or holders of Registrable Securities holding Registrable Securities constituting, in the aggregate, no less than a majority of the total number of Registrable Securities may request that the company register the sale of such securities under the Securities Act on a delayed or continuous basis. A holder of Registrable Securities included in such registration statement may initiate an unlimited number of shelf takedowns, except the company is not required to effect a shelf takedown in certain specified situations.

© 2026 **QXO,** Inc

Piggyback Registration. If the company registers its securities on a registration statement, the company must give each Investor prompt written notice thereof (subject to certain exceptions). The company must then include on such registration statement all Registrable Securities requested to be included therein (subject to certain exceptions), which include the Registrable Securities of JPE.

Subject to certain exceptions, all expenses incurred in connection with the registration or sale of the Registrable Securities will be borne by the company. The Registration Rights Agreement includes customary indemnification provisions.

STOCKHOLDERS AGREEMENT

On June 6, 2024, the company entered into a stockholders agreement (the "Stockholders Agreement"), among the company, JPE and the Other Investors, pursuant to which, among other things, each Other Investor agreed with the company that such Other Investor will not, and will cause its affiliates not to, transfer all or any portion of the securities of the company beneficially owned by such person until June 6, 2029, subject to certain exceptions provided in the Stockholders Agreement, including exceptions in the event JPE transfers any of its Convertible Preferred Stock, Warrants or shares of common stock issuable upon conversion of the Convertible Preferred Stock or upon exercise of the Warrants.

Each Other Investor also agreed with the company that such Other Investor will (a) appear in person or by proxy at any meeting of the company's stockholders and (b) vote, or cause to be voted, or execute written consents with respect to, as applicable, all voting securities of the company that it beneficially owns (i) in favor of the election of each candidate designated or nominated for election by JPE, (ii) in favor of removal of each person designated for removal by JPE and (iii) except with respect to matters that would adversely affect such Other Investor in a manner disproportionate to any other Investor, in accordance with JPE's written direction with respect to any other matter presented at such meeting of the company's stockholders.

ADDITIONAL RELATED PARTY TRANSACTIONS

On March 17, 2025, we entered into purchase agreements with certain institutional and accredited investors, pursuant to which we issued and sold an aggregate of 67,528,459 shares of common stock at a price of $12.20 per share in a private placement. As part of this private placement, Affinity QXO 1 LLC, an entity controlled by Mr. Kushner, one of our directors, purchased 16,260,163 shares of common stock for $200 million.

On July 22, 2024, we entered into purchase agreements with certain institutional and accredited investors, pursuant to which we issued and sold an aggregate of 67,833,699 shares of common stock at a price of $9.14 per share in a private placement. As part of the private placement, certain directors and executive officers of the company purchased an aggregate of 262,585 shares of common stock for $2.4 million.

The son-in-law of Brad Jacobs, our chairman and chief executive officer, is employed as an executive of the company and is or was entitled to receive total annual cash compensation for fiscal years 2025 and 2024 in excess of $120,000.

The son of Mark Meller, our president and chief executive officer until June 6, 2024, is employed by a subsidiary of the company and was entitled to receive total cash compensation for fiscal year 2024 in excess of $120,000.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each of our named executive officers, (iii) each of our directors and (iv) all of our executive officers and directors as a group.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner, and which are exercisable or convertible within 60 days, have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is care of QXO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Outstanding[1]	Shares of Convertible Preferred Stock Beneficially Owned	Percentage of Class Outstanding
Beneficial Ownership of 5% or more:				
Jacobs Private Equity II, LLC[2]	394,218,132	35.7%	900,000	90.0%
Entities affiliated with Orbis Investment Management Limited and Orbis Investment Management (U.S.), L.P.[3]	85,484,474	12.0%	—	—
Morgan Stanley entities[4]	57,700,582	8.1%	—	—
The Vanguard Group[5]	55,323,743	7.8%	—	—
Named Executive Officers and Directors:				
Brad Jacobs†	395,600,215[6]	35.8%	900,000	90.0%
Ihsan Essaid	348,882	*	—	—
Valeri Liborski	—	—	—	—
Christopher Signorello	337,060[7]	*	425	*
Jason Aiken	70,435[8]	*	100	*
Marlene Colucci	245,643[9]	*	500	*
Mario Harik	2,216,733[10]	*	5,000	*
Mary Kissel	256,584[11]	*	500	*
Jared Kushner	32,698,176[12]	4.6%	—	—
Allison Landry	75,906[13]	*	100	*
Current Directors and Executive Officers as a Group (10 persons)	431,849,634[14]	41.0%	906,625	90.7%

*   Less than 1%.

†   Director and Executive Officer

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(1) Represents percentage of common stock outstanding for the shares of common stock beneficially owned by such person. For purposes of this column, the number of shares of the class outstanding for each person reflects the sum of: (i) 709,894,917 shares of our common stock that were outstanding as of the Record Date, (ii) the number of shares of our common stock issuable upon conversion of the Convertible Preferred Stock and exercise of the Warrants, in each case, held by such person, and (iii) the number of restricted stock units ("RSUs") held by such person, if any, that are or will become vested within 60 days of the Record Date. The Warrants may be exercised at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants and $13.698 per share with respect to the remaining 25% of the Warrants.

(2) Based on the Schedule 13D/A filed on April 18, 2025, Jacobs Private Equity II, LLC ("JPE") beneficially owned 394,218,132 shares of our common stock, consisting of (i) 197,109,067 shares of our common stock issuable upon conversion of 900,000 shares of our Convertible Preferred Stock and (ii) 197,109,065 shares of our common stock issuable upon exercise of 197,109,065 Warrants. The address of the principal business office of JPE is Five American Lane, Greenwich, CT 06831.

(3) Based on the Schedule 13G/A filed on February 17, 2026 by Orbis Investment Management Limited ("OIML"), Orbis Investment Management (U.S.), L.P. ("OIMUS") and Allan Gray Australia Pty Limited ("AGAPL"), which reported that, as of December 31, 2025, OIML beneficially owned 84,183,637 shares of our common stock, OIMUS beneficially owned 1,280,645 shares of our common stock and AGAPL beneficially owned 20,192 shares of our common stock. These entities have sole voting and sole dispositive power over such shares of our common stock. The address of the principal business office of OIML is 25 Front Street, Hamilton HM11, Bermuda. The address of the principal business office of OIMUS is One Letterman Drive, Building C, Suite CM-100, The Presidio of San Francisco, San Francisco, CA 94129, USA. The address of the principal business office of AGAPL is Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.

(4) Based on the Schedule 13G/A filed on February 12, 2026 by Morgan Stanley and Morgan Stanley Investment Management Inc. ("MSIM" and, together with Morgan Stanley, the "Morgan Stanley Entities"), which reported that as of December 31, 2025, (i) Morgan Stanley beneficially owned 57,700,582 shares of our common stock with sole voting and dispositive power over no shares, shared voting power over 51,435,347 shares, and shared dispositive power over all such beneficially owned shares and (ii) MSIM beneficially owned 56,671,147 shares of our common stock, with sole voting and dispositive power over no shares, shared voting power over 51,128,548 shares and shared dispositive power over 56,671,147 shares. The address of the principal business office of the Morgan Stanley Entities is 1585 Broadway, New York, New York 10036.

(5) Based on the Schedule 13G/A filed on October 30, 2025 by The Vanguard Group, which reported that as of September 30, 2025, such entities beneficially owned 55,323,743 shares of our common stock, with sole voting power over no shares, shared voting power over 3,060,014 shares, sole dispositive power over 51,581,317 shares, and shared dispositive power over 3,742,426 shares. The address of the principal business office of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(6) Consists of (i) 1,382,083 directly held shares of our common stock and (ii) 394,218,132 shares of our common stock in which Mr. Jacobs has an indirect beneficial ownership interest as a result of being JPE's managing member.

(7) Consists of (i) 150,904 directly held shares of our common stock, (ii) 93,077 shares of our common stock issuable upon the exercise of 93,077 Warrants, and (iii) 93,079 shares of our common stock issuable upon conversion of 425 shares of our Convertible Preferred Stock.

(8) Consists of (i) 14,523 directly held shares of our common stock, (ii) 21,900 shares of our common stock issuable upon the exercise of 21,900 Warrants, (iii) 21,901 shares of our common stock issuable upon conversion of 100 shares of our Convertible Preferred Stock, and (iv) 12,111 RSUs that are expected to vest within 60 days of the Record Date.

(9) Consists of (i) 14,523 directly held shares of our common stock, (ii) 109,504 shares of our common stock issuable upon the exercise of 109,504 Warrants, (iii) 109,505 shares of our common stock issuable upon conversion of 500 shares of our Convertible Preferred Stock, and (iv) 12,111 RSUs that are expected to vest within 60 days of the Record Date. Other than the RSUs, Ms. Colucci shares voting and dispositive power of all such shares with her spouse.

(10) Consists of (i) 14,523 directly held shares of our common stock, (ii) 1,095,049 shares of our common stock issuable upon the exercise of 1,095,049 Warrants, (iii) 1,095,050 shares of our common stock issuable upon conversion of 5,000 shares of our Convertible Preferred Stock, and (iv) 12,111 RSUs that are expected to vest within 60 days of the Record Date.

(11) Consists of (i) 25,464 directly held shares of our common stock, (ii) 109,504 shares of our common stock issuable upon the exercise of 109,504 Warrants, (iii) 109,505 shares of our common stock issuable upon conversion of 500 shares of our Convertible Preferred Stock, and (iv) 12,111 RSUs that are expected to vest within 60 days of the Record Date.

(12) Consists of (i) 12,111 RSUs that are expected to vest within 60 days of the Record Date and (ii) Mr. Kushner's indirect beneficial ownership of 32,686,065 shares of our common stock, which is comprised of (a) 14,523 shares of our common stock beneficially owned by Atlantic Partners Splitter LLC, an entity controlled by Mr. Kushner, (b) 16,247,069 shares of our common stock beneficially owned by Affinity Partners Parallel Fund I LP ("Parallel Fund I"), (c) 164,310 shares of our common stock beneficially owned by Affinity Partners Fund I LP ("Fund I"), and (d) 16,260,163 shares of our common stock beneficially owned by Affinity QXO 1 LLC ("Affinity QXO"). Affinity QXO is owned by Fund I, Parallel Fund I, Affinity Partners Fund I Co-Invest Delta LP ("Delta"), Affinity Partners Fund I Co-Invest Delta II LP ("Delta II"), Affinity Partners Fund I Co-Invest Sigma LP ("Sigma"), and Affinity Partners Fund I Co-Invest Sigma II LP ("Sigma II", and together with the other owners of Affinity QXO, the "Affinity Funds"). Affinity Partners GP LP ("GP") is the General Partner of Fund I and Parallel Fund I, and Affinity Partners Fund I Co-Invest GP LP ("Co-Invest GP") is the general partner of Delta, Delta II, Sigma and Sigma II. A Fin Management LLC ("A Fin") is the investment manager of GP and the Affinity Funds. Mr. Kushner is the Chief Executive Officer of A Fin and the controlling owner of GP and Co-Invest GP. Mr. Kushner may be deemed to share voting and dispositive power over all such shares. Mr. Kushner disclaims beneficial ownership over all such shares.

(13) Consists of (i) 19,994 directly held shares of our common stock, (ii) 21,900 shares of our common stock issuable upon the exercise of 21,900 Warrants, (iii) 21,901 shares of our common stock issuable upon conversion of 100 shares of our Convertible Preferred Stock, and (iv) 12,111 RSUs that are expected to vest within 60 days of the Record Date.

(14) Includes (i) 198,559,999 shares of our common stock issuable upon the exercise of 198,559,999 Warrants, (ii) 198,560,008 shares of our common stock issuable upon conversion of 906,625 shares of our Convertible Preferred Stock, and (iii) 72,666 RSUs that are expected to vest within 60 days of the Record Date.

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EXECUTIVE COMPENSATION

This section provides detail on the Company's compensation for our chief executive officer and the three other most highly compensated executive officers (collectively, our "NEOs"), including the overall objectives of our compensation program, each component of compensation provided, and an explanation of the reasons for the compensation decisions we have made for these individuals with respect to fiscal year 2025.

Our NEOs for fiscal year 2025 are:

Names	Position
Brad Jacobs	Chairman and Chief Executive Officer
Ihsan Essaid	Chief Financial Officer
Valeri Liborski	Chief Technology Officer
Christopher Signorello	Chief Legal Officer



Brad Jacobs
Chairman and Chief Executive Officer

Brad Jacobs has served as chief executive officer and chairman of our board of directors since June 6, 2024. He was previously executive chairman of the board of directors of XPO, Inc. ("XPO") from November 1, 2022 to December 31, 2025, and chairman and chief executive officer from September 2, 2011 to November 1, 2022. Mr. Jacobs served as non-executive chairman of the board of directors of GXO Logistics, Inc. from August 2, 2021 to December 31, 2025, and RXO, Inc. from November 1, 2022 to May 21, 2025. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.



Ihsan Essaid
Chief Financial Officer

Ihsan Essaid has served as chief financial officer since July 15, 2024. From September 2021 to July 2024, Mr. Essaid served in senior leadership roles at Barclays, most recently as global head of M&A, after previously serving as the bank's co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, Essaid was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.



Valeri Liborski
Chief Technology Officer

Valeri Liborski has served as chief technology officer since April 21, 2025. Mr. Liborski most recently served as an advisor to TheFourthLaw.ai, developing autonomy modules for robotics systems, from January 2025 until April 2025. Prior to that, he was the chief technology officer for Yahoo from September 2024 to February 2025 and the chief technology officer for HelloFresh from January 2022 to September 2024. Prior to HelloFresh, he served in senior roles at Amazon, overseeing the technology powering the expansion of Amazon's consumer business across Europe from August 2016 to January 2022 and leading engineering and product management from September 2011 to August 2016. Earlier in his career, he held senior engineering roles at Microsoft, where he developed large-scale data systems for online services and advanced AI-driven advertising platforms.



Christopher Signorello
Chief Legal Officer

Chris Signorello has served as chief legal officer since June 6, 2024. Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer from 2021 to 2023 and, prior to that, as senior vice president, litigation counsel from 2017 to 2023. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

© 2026 **QXO,** Inc

EXECUTIVE COMPENSATION OVERVIEW

Our executive compensation program is designed to attract, retain, and motivate exceptional leadership talent while aligning compensation with long-term stockholder value creation. It is built on a pay-for-performance philosophy that emphasizes equity-based incentives tied to sustainable value creation and stockholder alignment. Specifically, our program is intended to:

- Provide competitive compensation to minimize disruption and retain key talent;

- Motivate executives to deliver on short- and long-term strategic goals; and

- Align executive rewards with long-term increases in stockholder value.

The 2025 compensation for our executive team included market-based salaries, a target annual cash-based short-term incentive ("STI"), and for Messrs. Liborski and Signorello, equity-based long-term incentive ("LTI") awards. Messrs. Jacobs and Essaid received equity awards that were granted in 2024 following the closing of the Equity Investment and are reflected in the "Stock Awards" column of the Summary Compensation Table. Our long-term incentive plan includes restricted stock unit awards that may be subject to time-based vesting ("RSUs"), performance-based vesting ("PSUs"), or both. These award structures directly link executive compensation to QXO's long-term success.

DELIVERING STOCKHOLDER RETURNS AND EXECUTING ON GROWTH STRATEGIES IN 2025

Our NEOs have executed our strategy for high growth and high returns. Notably, our NEOs:

- **Successfully led the acquisition and integration of Beacon Roofing Supply, Inc.** ("Beacon") in 2025 and established QXO as the largest publicly-traded distributor of roofing, waterproofing and complementary building products in North America;

- **Raised more than $4 billion through public offerings and private placements in 2025,** further strengthening the company's financial flexibility to pursue our strategic acquisition and growth strategy;

- **Increased the company's stock price by approximately 46%** from the close of the Beacon acquisition on April 29, 2025 to December 31, 2025, generating outsized value for stockholders;

- **Signed an agreement to raise an additional $3 billion in January 2026,** pursuant to which AP Quince Holdings, L.P. and certain other investors will purchase a new Series C Preferred Stock to fund one or more strategic acquisitions; and

- **Signed an acquisition agreement in the first quarter of 2026 to acquire Kodiak Building Partners,** which is a $2.25 billion transaction that is expected to be highly accretive to 2026 earnings and expand QXO's addressable market to more than $200 billion.

Our compensation philosophy and structure were instrumental in rewarding and motivating an executive leadership team that delivered on our ambitious growth plans in 2025. QXO delivered an increase of approximately 60% in stockholder value between the grant of our initial equity awards at the end of July 2024 through the end of December 2025.

PAY MIX AND AT-RISK COMPENSATION

The Compensation and Talent Committee believes that the majority of compensation for the NEOs should be performance-based, at-risk compensation designed specifically to incent both short-term and long-term company performance. This is delivered through a short-term annual cash incentive award and a long-term performance-based equity award. The amount the NEOs eventually earn from their at-risk compensation should align with stockholders' returns over similar time periods. The committee may utilize a different mix of these at-risk compensation elements for NEOs depending on the unique aspects of their roles or the circumstances of their hire or promotion. The committee commits to aligning executive pay with performance. The charts below show the mix of 2025 target total annual compensation for our NEOs, including the portions of at-risk versus fixed compensation. As noted below, approximately 63% of the CEO's target total annual compensation is at-risk, and an average of approximately 58% of other NEOs' target total annual compensation is at-risk. This compensation allocation ensures alignment of executive pay to company performance.

© 2026 **QXO,** Inc



CEO Target Total Annual Compensation

56.5% — Performance-Based RSUs
6.5% — Annual Incentive Plan
30.4% — Time-Based RSUs
6.5% — Salary

Brad Jacobs

63.0% At-Risk   **37.0%** Fixed

Other NEO Target Total Annual Compensation

38.3% — Performance-Based RSUs
19.3% — Annual Incentive Plan
25.1% — Time-Based RSUs
17.4% — Salary

Other NEOs

57.6% At-Risk   **42.4%** Fixed

STOCKHOLDER ENGAGEMENT

The Compensation and Talent Committee considers engagement with stockholders to be an important component in formulating QXO's executive compensation philosophy and structure. We have a year-round stockholder engagement program, in which the committee's chair plays an active role. During these engagements, we seek stockholder input through dialogue on a broad range of topics, including our executive compensation program, which informs the committee's decisions regarding the program and related disclosures. As part of these efforts, in the fall of 2025, we reached out to eight of our largest institutional investors. We met with each stockholder who accepted our request for engagement. After considering the 2025 say-on-pay result and the feedback received during our engagement with stockholders, the committee determined that our current executive compensation program design continues to best serve QXO and its stockholders.

BASE SALARIES

The first component of our compensation program is base salary. For our chief executive officer and chief financial officer, base salaries are set as defined in their respective employment agreements, as further described under the heading "Overview of 2024 Executive Employment Arrangements". Base salaries of our other NEOs are set annually by the Compensation and Talent Committee, taking into account the recommendations of the chief executive officer.

In making his recommendations, our chief executive officer evaluates each NEO's performance over the year, considering (i) the Company's overall financial performance, (ii) the individual's performance and contributions to the Company during the preceding year and (iii) industry and peer company compensation data.

When evaluating our chief executive officer's recommendations, the Compensation and Talent Committee considers a number of factors, including detailed, industry-specific compensation surveys and the recommendations of its independent compensation consultant, Aon plc ("Aon").

The base salaries for our NEOs for 2025 are set forth in the Summary Compensation Table under the heading "Salary." There were no increases to base salaries in 2025 for our NEOs.

ANNUAL CASH-BASED SHORT-TERM INCENTIVES

The second component of our compensation program is an annual cash-based short-term incentive ("STI"). STI awards are designed to reward our NEOs for performance against pre-established metrics set by the Compensation and Talent Committee at the beginning of each fiscal year. STI reflects the Company's belief that management's contribution to long-term stockholder returns comes from increasing current earnings and top-line growth rates.

For fiscal year 2025, the Compensation and Talent Committee established the following target metrics after the close of the Beacon acquisition for each NEO: (i) 50% on a company-wide Adjusted EBITDA target and (ii) 50% on a company-wide revenue target. For fiscal year 2025, Adjusted EBITDA means net income (loss) excluding depreciation; amortization; interest (income)

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expense, net; loss on debt extinguishment; stock-based compensation; provision for (benefit from) income taxes; restructuring costs; transaction costs; transformation costs; and inventory fair value adjustments that we do not consider representative of our underlying operations.

For fiscal year 2025, the company did not achieve threshold performance for the Adjusted EBITDA target and achieved 95.4% of the revenue target. While these results would have resulted in a 38.5% of target payout for each NEO, management recommended to the Compensation and Talent Committee that it exercise negative discretion to reduce the payout for each NEO to zero. In reaching this determination, the committee considered management's recommendation and the company's overall financial performance for the year, including that Adjusted EBITDA performance did not meet the threshold level established for the incentive plan. The committee places significant emphasis on profitability as the primary driver of long-term value creation for our stockholders, and determined that reducing the payout to zero was appropriate to maintain alignment between executive compensation outcomes and overall company performance.

EQUITY-BASED LONG-TERM INCENTIVES

The third component of our compensation program is equity-based long-term incentives ("LTI"). LTI awards are designed to provide our NEOs with equity incentives tied to sustainable value creation and stockholder alignment.

In accordance with their respective employment agreements, in fiscal year 2024, Messrs. Jacobs and Essaid were awarded LTI awards. Their employment agreements stated that their respective LTI grants awarded in 2024 intended to cover a five-year equity package rather than recurring annual awards. Mr. Signorello was also awarded LTI grants in 2024 in connection with his offer of employment. While his employment terms differ from those of the company's chief executive officer and chief financial officer and are set forth in an offer letter rather than a formal employment agreement, the structure of his equity awards is consistent with that of our other NEOs. Details of the fiscal year 2024 awards are set forth in the section titled "Overview of 2024 Executive Employment Agreements". No additional LTI awards have been granted to Messrs. Jacobs or Essaid since that time.

Upon hire on April 21, 2025, Mr. Liborski received an LTI award consisting of time-vested restricted stock units ("RSU") and performance-vested restricted stock units ("PSU") with the type of performance goals similar to those granted to the other NEOs in 2024.

▪ *RSU Vesting.* The RSUs will vest in five annual installments. The initial vesting on December 31, 2026 will cover 15% of the award. The next two installments, on December 31, 2027 and December 31, 2028, will each cover 17.5%. The final two installments, on December 31, 2029 and December 31, 2030 will each cover 25% of the total RSUs.

▪ *PSU Vesting.* The PSUs will be earned based on performance goals relating to the company's total shareholder return ("TSR") compared to the TSR ranking of each company that is in the S&P 500 Index. The performance goals for 50% of the PSUs will be measured over a cumulative performance period that ends on December 31, 2028 ("Cliff Tranche PSUs"). The performance goals for the remainder of the PSUs will be measured based on three designated performance periods that occur within the cumulative period ("Annual Tranche PSUs"). The initial Annual Tranche PSUs, weighted at 25% of the award, will be eligible for vesting upon determination of performance from the grant date through December 31, 2026. The second and third Annual Tranche PSUs, each weighted at 12.5% of the award, will be eligible for vesting upon determination of performance for the annual periods ending on December 31, 2027 and December 31, 2028, respectively. The PSUs for each tranche may be earned at a level ranging from zero to 225% of the target level, depending upon the degree of achievement as shown in the following payout matrix:

Percentile Position	Percentage of Target Earned*
Below 55th	0%
55th	100%
65th	150%
75th	175%
80th	200%
90th	225%

*   Linear interpolation would be applicable between specified levels above 55th percentile. No PSUs would be earned for performance below the 55th percentile.

On July 16, 2025, Mr. Signorello received an LTI award consisting entirely of PSUs, in recognition of his performance during the Beacon acquisition and to further align his long-term incentive pay to market and internal equity levels. The performance goals for vesting are the same as those for Mr. Liborski's PSU described above.

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The grant date fair value of the fiscal year 2025 awards may be found in the Summary Compensation Table.

The first performance period for the fiscal year 2024 awards ended on December 31, 2025, resulting in the vesting of the initial Annual Tranche of the 2024 PSU awards for Messrs. Jacobs, Essaid and Signorello. On January 15, 2026, the Compensation and Talent Committee certified QXO's TSR performance for that period at the 100th percentile relative to all S&P 500 Index companies, and the initial Annual Tranche of the 2024 PSU awards for Messrs. Jacobs, Essaid and Signorello vested at 225% of the target. Details of the fiscal year 2024 awards are set forth in the section titled "Overview of 2024 Executive Employment Agreements".

LONG-TERM FOCUS AND STOCKHOLDER ALIGNMENT

The LTI awards granted to our NEOs include rigorous performance-based vesting hurdles. These performance conditions are intentionally challenging, ensuring that any payout from PSUs is earned only through exceptional, long-term value creation for stockholders. At QXO, no payout is made unless total stockholder return ("TSR") exceeds the 55th percentile of the S&P 500 market index — a notably higher threshold than most peers, who typically provide partial payouts below target. Additionally, maximum payout of 225% of target is reserved for top-tier performance at or above the 90th percentile, compared to the more common 75th percentile maximum benchmark seen in the market.

As a result, the future realizable value from these awards is fully contingent on exceptional business execution that delivers durable value to stockholders, as further outlined in the "Overview of 2024 Executive Employment Arrangements" section below.

PAY-FOR-PERFORMANCE ALIGNMENT

Aon, the independent compensation consultant to the Compensation and Talent Committee, has conducted an analysis for the initial Annual Tranche of PSUs in order to evaluate how well performance and earned pay for the Company's CEO are aligned as compared with several key peers.

The following graph demonstrates the degree of alignment between our CEO's realized pay and our TSR during the period from July 30, 2024 to December 31, 2025, which is the date of the first vesting tranche for Mr. Jacobs' initial equity award of RSUs and PSUs. Core peer companies are indicated by the circles in the chart.

Our chief executive officer's realized pay[1] vs. TSR are strongly aligned. Both realized pay and performance are the highest among its core peers.



CEO Pay-For-Performance Alignment 2024-2025

(1) QXO's CEO realized pay for 2024-2025 consists of actual fiscal-year 2024 base salary and annual incentive paid plus the realized value for the initial Annual Tranche of RSUs vesting on December 31, 2025 (15% of the target award) and the initial Annual Tranche of PSUs ending on December 31, 2025 (12.5% of target PSUs).

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2025 SUMMARY COMPENSATION TABLE

The following summary compensation table sets forth compensation for the "named executive officers" ("NEOs") during the fiscal years ended December 31, 2025, and 2024, as applicable.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation[4] ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[5] ($)	Total ($)
Brad Jacobs, Chairman and Chief Executive Officer	2025	750,000	—	—	—	—	—	—	750,000
	2024	418,269	750,000	188,199,466	—	—	—	—	189,367,735
Ihsan Essaid, Chief Financial Officer	2025	900,000	—	—	—	—	—	10,500	910,500
	2024	415,384	4,125,000	32,783,350	—	—	—	2,077	37,325,811
Valeri Liborski, Chief Technology Officer	2025	450,000	195,890	6,904,967	—	—	—	10,500	7,561,357
Chris Signorello, Chief Legal Officer	2025	515,000	—	1,677,098	—	—	—	594	2,192,692
	2024	287,212	515,000	5,239,988	—	—	—	—	6,042,200

[1] Represents partial year salary for Mr. Liborski in 2025 and partial year salary in 2024 for Messrs. Jacobs, Essaid and Signorello.

[2] For 2024, bonus payments were limited to target for each employee because at that time the Company was in the stage of seeking business opportunities and so did not yet have business performance metrics. As set forth in the employment agreements and offer letters, annual cash incentive plan payouts were not pro-rated for 2024. For Mr. Essaid in 2024, includes a cash signing bonus as described in the section "Employment Agreement with Ihsan Essaid, Chief Financial Officer". For Mr. Liborski in 2025, represents a cash signing bonus upon hire on April 21, 2025.

[3] All awards reported in this column reflect the grant date fair value of RSU and PSU awards granted in the applicable year, in each case computed in accordance with FASB ASC Topic 718. The PSUs are subject to market conditions, which are described under the heading "Equity-Based Long-Term Incentives". The market condition is incorporated into the grant date fair value of PSUs using a Monte Carlo valuation model. Note that these amounts may not correspond to the actual value realized by each NEO, as the value will be based upon actual company performance over the performance period. For additional information regarding the assumptions underlying the valuation of stock awards, please see Notes 2 and 8 to our consolidated financial statements, under the heading "Stock-Based Compensation", in our Annual Report on Form 10-K for the period ending December 31, 2025.

As stated in their employment agreements, the grants in 2024 to each of Mr. Jacobs and Mr. Essaid were intended to represent the equivalent of five years of annual grants (rather than the Company committing to annual grants), and they did not receive new discretionary grants in 2025.

[4] There was no annual cash incentive plan payout for 2025 performance.

[5] For 2024 and 2025, the amounts in this column reflect a company matching contribution under the 401(k) Plan.

We have adopted a corporate aircraft policy as described in the section "Other Executive Compensation Policies or Practices" below. To the extent NEOs have spouses or guests on the corporate aircraft for business travel, if there is no incremental cost to the company, no amounts are included in this table.

OVERVIEW OF 2024 EXECUTIVE EMPLOYMENT ARRANGEMENTS

Background on Compensation Reported in the Summary Compensation Table for 2024. The Investment Agreement provided that the company would enter into an employment agreement with Mr. Jacobs to serve as chief executive officer, effective upon the closing of the Equity Investment. The expected terms of the employment agreement — including the specific number of shares to be granted under equity awards following the closing, their vesting schedule, and applicable performance metric — were described in the proxy statements filed by SilverSun Technologies, Inc. (as the predecessor to QXO) in each of February and April 2024, in connection with stockholder meetings approving the transactions contemplated by the Investment Agreement. The employment agreement was executed in June 2024 prior to the closing of the Equity Investment.

As further described below, the equity awards granted to Mr. Jacobs under the employment agreement were heavily weighted towards performance awards, with 65% of the number of shares underlying the awards at target being PSUs, which may be earned at a range of 0% to 225% of target, and the remainder being time-based RSUs. The number of shares underlying the equity awards to Mr. Jacobs reflected a target grant value of $50 million divided by the price of $4.566, the price at which, originally in December 2023, the Investors (including Mr. Jacobs through JPE) had agreed to invest in the company. This differs from the

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amount shown in the Summary Compensation Table, which — pursuant to SEC disclosure rules — reflects the accounting value of the equity awards as of the formal grant date, July 30, 2024, when the closing stock price was $12.05. That value was determined based on factors including the then-current value of QXO stock (adjusted for transfer restrictions) and, in the case of PSUs, a Monte Carlo simulation model. Mr. Jacobs' Employment Agreement does not provide for additional equity awards during the term of the agreement, based on business planning and compensation practices as of the date of the agreement.

The terms of Mr. Jacobs' equity awards took into account various considerations, including:

- *Vesting Conditions.* The awards are subject to vesting over a total of approximately five years, with greater weighting toward longer vesting periods for the RSUs, as described below.

- *Type of PSU Performance Goal.* The performance metric for the PSUs is TSR, measured relative to the S&P 500 Index. This approach aligns Mr. Jacobs' compensation with the goal of delivering returns that exceed a broad market benchmark, while also linking the ultimate value of the awards to the company's long-term stock performance. At the time the metric was established, a relative TSR was considered more appropriate than an operational target because QXO had not yet acquired a building products distribution business. While the company had announced its intention to pursue a strategy of building a tech-forward leader in that industry, the specific business had not been identified, and the early focus remained on securing additional investment to support that strategy.

- *Performance Measurement Periods.* The PSUs have a combination of annual performance periods and a cumulative long-term performance period to encourage both long-term strategies and continued successful annual performance. The annual tranches represent a total of 50% of the award, with the first tranche being measured on December 31, 2025 (using the methodology specified in the award agreement) against JPE's original investment price of approximately $4.57. Subsequent annual tranches will measure the stock performance from the beginning to the end of the applicable year. The long-term cumulative tranche represents the remaining 50% of the award and will be measured on December 31, 2028 against JPE's original investment price of approximately $4.57, which directly ties to sustained long-term stock price performance as compared to Mr. Jacobs' original financial investment in the company.

Similar terms were approved for equity awards granted to other new executive officers in 2024 to ensure alignment among the management team.

EMPLOYMENT AGREEMENT WITH BRAD JACOBS, CHIEF EXECUTIVE OFFICER

On June 5, 2024, the company entered into an employment agreement (the "Jacobs Employment Agreement") with Mr. Jacobs for a five-year term as chief executive officer, effective as of the closing of the Equity Investment. He was also appointed chairman of the board. The Jacobs Employment Agreement provided for an initial annual base salary of $750,000 and an initial target annual bonus of 100% of base salary. Mr. Jacobs' annual base salary and target annual bonus will increase (but not decrease) each calendar year of the term depending on the company's annualized revenue run rate as of the preceding December 31, as follows:

Annualized Revenue Run Rate Band	Base Salary ($)	Target Bonus (% of Salary)	Target Bonus Amount ($)
$1 Billion to $5 Billion	950,000	135%	1,282,500
$5 Billion to $10 Billion	1,150,000	150%	1,725,000
$10 Billion to $20 Billion	1,250,000	165%	2,062,500
$20 Billion to $30 Billion	1,500,000	200%	3,000,000
Greater than $30 Billion	1,700,000	200%	3,400,000

Grant of Equity Awards. As required by the Jacobs Employment Agreement, on July 30, 2024, the company granted to Mr. Jacobs an award of RSUs for 3,832,676 shares and an award of PSUs for 7,117,828 shares at target, both granted under the QXO 2024 Omnibus Incentive Compensation Plan (the "Omnibus Plan"). Except in the event of a change in control of the company or his death, all shares delivered in settlement of these RSUs and PSUs (net of shares to cover taxes) are subject to a transfer restriction that prohibits Mr. Jacobs from disposing of such shares until December 31, 2029 without committee approval.

- *RSU Vesting.* The RSUs will vest in five annual installments. The initial vesting on December 31, 2025 will cover 15% of the award. The next two installments, on December 31, 2026 and December 31, 2027, will each cover 17.5%. The final two installments, on December 31, 2028 and December 31, 2029, will each cover 25% of the total RSUs.

- *PSU Vesting.* The PSUs will be earned based on performance goals relating to the company's TSR compared to the TSR ranking of each company that is in the S&P 500 Index. The performance goals for 50% of the PSUs will be measured over a cumulative performance period that ends on December 31, 2028 ("Cliff Tranche PSUs"). The performance goals for the remainder of the PSUs will be measured based on four designated performance periods that occur within the cumulative period ("Annual Tranche PSUs"). The initial Annual Tranche PSUs will be eligible for vesting upon determination of performance following December 31, 2025. The PSUs for each tranche may be earned at a level ranging from zero to 225% of the target level, depending upon the degree of achievement as shown in the following payout matrix:

Percentile Position	Percentage of Target Earned*
Below 55th	0%
55th	100%
65th	150%
75th	175%
80th	200%
90th	225%

* Linear interpolation would be applicable between specified levels above 55th percentile. No PSUs would be earned for performance below the 55th percentile.

Involuntary Termination. If the company terminates Mr. Jacobs' employment without cause, he will be entitled to the following, subject to his execution and non-revocation of a release of claims:

- A cash payment equal to 12 months of his annual base salary;

- A prorated target bonus for the year of termination (in addition to any bonus earned for the prior year that remains unpaid); and

- Healthcare benefit coverage for 12 months, or a cash payment in lieu of such coverage.

In addition, if Mr. Jacobs resigns for specified good reason events (as defined in the Jacobs Employment Agreement), he will be entitled to the same healthcare benefit coverage or cash payment in lieu, as well as any bonus earned for the prior year that remains unpaid. Under his equity award agreements, if his service ends due to an involuntary termination without cause, resignation for good reason, or disability, he will receive: (i) partial vesting of the RSUs, specifically the next two scheduled tranches; (ii) partial vesting of the Annual Tranche PSUs, including (a) any earned but unvested awards, and (b) the then-current and next tranches, each vesting at the greater of target or actual performance, based on the most recent applicable performance period; and (iii) partial vesting of the Cliff Tranche PSUs, determined at the greater of target or actual performance, by shortening the performance period and prorating vesting as if an additional two years of service had been completed.

In the event of Mr. Jacobs' death, all outstanding RSUs and PSUs will vest in full, with PSUs vesting based on the performance levels specified in the award agreement.

Change in Control Termination. In the event that upon or within the two-year period following a change in control of the company, Mr. Jacobs' employment is terminated by the company without cause or he resigns for good reason (as defined in the Jacobs Employment Agreement), he will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to 2.99 times the sum of his annual base salary and target bonus; (b) a prorated target bonus for the year of termination of employment (in addition to any bonus earned for the prior year that remains unpaid); and (c) healthcare benefit coverage for a period of 24 months from the date of termination (or a cash payment in lieu of such coverage). In addition, if Mr. Jacobs experiences a qualifying termination or becomes disabled during a change in control period, his equity award agreements provide for full vesting of both RSUs and PSUs, with the PSUs generally vesting based on target or actual performance through the change in control, as outlined in the applicable award agreement. In the event that any benefits due or amounts payable to Mr. Jacobs in connection with a change in control of the company constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, provided that such reduction will be applied solely if it would result in Mr. Jacobs retaining a greater portion of the payments on a net after-tax basis.

Restrictive Covenants. Mr. Jacobs is generally subject to the following restrictive covenants: employee and customer non-solicitation covenants during his employment and for a period of two years thereafter; confidentiality and mutual non-disparagement covenants during his employment and thereafter; and non-competition covenants during his employment and for a period of 12 months thereafter, and the company will have the right to extend the non-compete period for up to three additional one-year periods. During any non-compete period following a termination of Mr. Jacobs without cause, he will be entitled to receive monthly non-compete payments equal to one-twelfth of his annual base salary. Such non-compete payments will reduce the amount of cash severance to which Mr. Jacobs is entitled for an involuntary termination (other than following a change in control of the company).

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EMPLOYMENT AGREEMENT WITH IHSAN ESSAID, CHIEF FINANCIAL OFFICER

In connection with Mr. Essaid's commencement of employment on July 15, 2024, the company and Mr. Essaid entered into an employment agreement (the "Essaid Employment Agreement"). The Essaid Employment Agreement provided for an annual base salary at an initial annual rate of $900,000 and an initial target annual bonus of 125% of base salary, with Mr. Essaid's target annual bonus for 2024 to be paid in full. Mr. Essaid's annual base salary and target annual bonus will increase (but not decrease) each calendar year depending on the company's annualized revenue run rate as of the preceding December 31 as follows:

Annualized Revenue Run Rate Band	Base Salary ($)	Target Bonus (% of Salary)	Target Bonus Amount ($)
$5 Billion to $10 Billion	1,100,000	140%	$1,540,000
$10 Billion to $20 Billion	1,185,000	155%	$1,836,750
$20 Billion to $30 Billion	1,425,000	190%	$2,707,500
Greater than $30 Billion	1,615,000	190%	$3,068,500

Mr. Essaid also received a signing bonus of $3 million in recognition of a portion of incentives that he forfeited from his prior employer, subject to repayment of the net after-tax amount if he terminates his employment other than for good reason, death or disability, or if the company terminates his employment with cause within two years following his start date.

Grant of Initial Equity Awards. Pursuant to the terms of the Essaid Employment Agreement, on July 30, 2024, the company granted Mr. Essaid an award of 847,500 RSUs (which included 235,000 RSUs intended to recognize long-term incentives forfeited from Mr. Essaid's prior employer) and 1,137,500 PSUs at target. Except in the event of a change of control of the company or his death, all shares delivered in settlement of these RSUs and PSUs (net of shares to cover taxes) are subject to a transfer restriction that prohibits Mr. Essaid from disposing of such shares until December 31, 2029 without committee approval. Mr. Essaid's Employment Agreement does not provide for additional equity awards to Mr. Essaid during the vesting terms of the initial grants, based on business planning and compensation practices as of the date of the agreement. The RSUs and PSUs granted to Mr. Essaid have similar vesting schedules and performance conditions as described above for Mr. Jacobs.

Involuntary Termination. Generally, if the company terminates Mr. Essaid's employment without cause or he resigns for good reason (as defined in the Essaid Employment Agreement), he will be entitled to receive, subject to his execution and non-revocation of a release of claims: (a) a cash payment equal to 12 months of annual base salary; (b) a prorated target bonus for the year of termination (in addition to any bonus earned for the prior year that remains unpaid); and (c) healthcare benefits coverage for a period of six months (or a cash payment in lieu thereof). If such termination occurs on or before December 31, 2026, Mr. Essaid may also be entitled to a cash payment in the amount by which $3 million exceeds the value of his vested equity awards as of his termination date. Under his equity award agreements, if Mr. Essaid's employment is terminated due to an involuntary termination without cause, a resignation for good reason, or a disability, he will be entitled to prorated vesting of the next tranche of unvested RSUs, any earned but unvested PSUs for prior performance periods, and prorated vesting, generally at target, of both the Annual Tranche PSUs for the performance period in which the termination occurs and the Cliff Tranche PSUs. In the event of death, all of the RSUs and PSUs (at the performance level determined as set forth in the award agreement) will become vested.

Change in Control Termination. In the event that upon or within the two-year period following a change of control of the company, Mr. Essaid's employment is terminated by the company without cause or he resigns for good reason, he will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to two times the sum of his annual base salary and target bonus; (b) a prorated target bonus for the year of termination of employment (in addition to any bonus earned for the prior year that remains unpaid); and (c) healthcare benefits coverage for a period of 12 months from the date of termination (or a cash payment in lieu of such coverage). Additionally, if such a termination (or a termination due to disability) occurs during a change in control period, Mr. Essaid will be entitled, under his equity award agreements, to full vesting of both RSUs and PSUs, with the PSUs generally vesting based on target or actual performance through the change in control, as specified in the applicable award agreement. In the event that any benefits due or amounts payable to Mr. Essaid in connection with a change of control of the company constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, provided that such reduction will be applied solely if it would result in Mr. Essaid retaining a greater portion of the payments on a net after-tax basis.

Restrictive Covenants. Mr. Essaid is generally subject to the following restrictive covenants: customer non-solicitation covenants and employee non-solicitation and non-hiring covenants during his employment and for a period of two years thereafter; confidentiality and non-disparagement covenants during his employment and thereafter; and non-competition covenants during

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his employment and for a period of 12 months thereafter, and the company will have the right (other than following a change of control of the company) to extend the non-compete period for one additional one-year period. During any non-compete period following a termination of Mr. Essaid without cause, he will be entitled to receive monthly non-compete payments equal to one-twelfth of his target total annual cash compensation. Such non-compete payments will reduce the amount of any other cash severance to which Mr. Essaid is entitled.

ARRANGEMENTS WITH OTHER EXECUTIVE OFFICERS

We entered into offer letters with Mr. Signorello in 2024 and with Mr. Liborski in 2025. Their offer letters provided for initial compensation as reflected in the Summary Compensation Table. They also received the initial equity grants reflected in the Outstanding Equity Awards table below, with Mr. Signorello and Mr. Liborski receiving a combination of RSUs and PSUs. The equity award agreements have terms for vesting upon specified termination events, including in connection with a change of control, similar to those described above for Mr. Essaid. The offer letters also provided for each to be a participant in the Severance Plan described below and to be a party to the confidential information protection agreement ("CIPA") described below.

SEVERANCE PLAN AND CIPA

On June 10, 2024, the company adopted the QXO, Inc. Severance Plan ("Severance Plan") for eligible participants. Each of Mr. Signorello and Mr. Liborski is a participant. The Severance Plan provides financial assistance to participants upon certain terminations of employment. In the event that either prior to a change in control of the company or more than two years after a change in control of the company occurs, the company terminates a participant's employment without cause, the participant will be entitled to receive, subject to execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to 12 months of the participant's annual base salary; (b) a prorated target bonus for the year of termination of employment (in addition to any bonus earned for the prior year that remains unpaid); and (c) healthcare benefit coverage for a period of 6 months from the date of termination (or a cash payment in lieu of such coverage).

In the event that upon or within the two-year period following a change in control of the company, the participant's employment is terminated by the company without cause or the participant resigns for good reason, the participant will be entitled under the Severance Plan to receive, subject to the participant's execution and non-revocation of a release of claims in favor of the company: (a) a cash payment equal to two (2) times the sum of the participant's annual base salary and target bonus; (b) a prorated target bonus for the year of termination of employment (in addition to any bonus earned for the prior year that remains unpaid); and (c) healthcare benefit coverage for a period of 12 months from the date of termination (or a cash payment in lieu of such coverage).

Certain amounts to be paid under the Severance Plan may be offset and reduced by other severance benefits, restrictive covenant payments (to the extent of the first year of payments under a CIPA), pay in lieu of notice or similar benefits, and also may be reduced by other compensation earned during the first year after termination of employment. In the event that any benefits due or amounts payable to a participant under the Severance Plan in connection with a change in control of the company constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, provided that such reduction will be applied solely if it would result in the participant retaining a greater portion of the payments on a net after-tax basis.

In addition, the CIPA contains customer non-solicitation covenants and employee non-solicitation and non-hiring covenants during employment and for a period of four years thereafter; confidentiality and non-disparagement covenants during employment and thereafter; and non-competition covenants during employment and for a period of 12 months thereafter, and the Company will have the right (other than following a change of control of the company) to extend the non-compete period for up to two additional one-year periods. During any non-compete period following a termination without cause, the executive officer will be entitled to receive monthly non-compete payments equal to one-twelfth of his or her annual base salary. Generally, other cash severance benefits under any other policy, plan or agreement will be reduced (but not below zero) by the amount of specified non-compete payments.

OTHER EXECUTIVE COMPENSATION POLICIES OR PRACTICES

Stock Ownership Guidelines. In March 2026, we adopted stock ownership guidelines that are designed to encourage long-term focus on performance, align the interests of our executive officers and directors with those of our stockholders and mitigate a number of risks, including those related to attrition and undue risk-taking. Under these guidelines, the following directors and executive officers are required to achieve and maintain stock ownership equal to at least:

- Chief executive officer: 5x his annual base salary
- Other NEOs: 3x their annual base salary

© 2026 **QXO,** Inc

- Board members: 5x their annual cash retainer

Compliance with these guidelines is generally determined using the aggregate count of shares of common stock held directly by the covered individuals or their family members, plus unvested RSUs subject solely to time-based vesting conditions. A newly appointed director or executive officer has five years to come into compliance with the guidelines from the date on which he or she is appointed.

As of the Record Date, our NEOs held the following multiples of base salary (rounded to the nearest whole number):

Name	Multiple of Base salary	
	Guideline	Current Ownership
Brad Jacobs	5x	88x
Ihsan Essaid	3x	21x
Valeri Liborski	3x	9x
Christopher Signorello	3x	12x

All of our directors also exceeded the minimum stock ownership guidelines as of the Record Date.

Clawback Policy. The company has adopted a clawback policy that states that, in the event that the company is required to prepare an accounting restatement, it will recover incentive-based compensation received by any current or former executive officer that was based upon the attainment of a financial reporting measure that was erroneously awarded during the three-year period preceding the date that the restatement was required.

Aircraft Policy. We have adopted a chartered aircraft use policy which provides for business use of chartered aircraft by the CEO and, with the prior approval of the CEO, other senior executives. The policy also permits the use of the chartered aircraft for the CEO's spouse or guests on scheduled business flights subject to certain limitations including that the annual value (reportable as imputed income or subject to disclosure in the proxy statement) must be less than $250,000.

Equity Grant Timing Policies. We have not established a written equity grant timing policy. We do not currently grant stock options or stock appreciation rights. All equity awards to NEOs are approved by the Compensation and Talent Committee with a grant date determined at the time of approval. The committee did not take material non-public information into account when determining the timing and terms of equity awards in 2025, and we do not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Stock Holding Requirements. Our executive officers are subject to holding period requirements under the terms of their equity award agreements. As described above, the awards made to each of Messrs. Jacobs, Essaid, Liborski (the PSU portion of the fiscal year 2025 award), and Signorello (both the fiscal year 2024 and 2025 awards) provide that the after-tax shares received on vesting of the RSUs and PSUs are subject to transfer restrictions (other than upon a change in control or death) until December 31, 2029. The RSU portion of the fiscal year 2025 award for Mr. Liborski provides that the after-tax shares received on vesting are subject to transfer restrictions (other than upon a change in control or death) until December 31, 2030.

© 2026 **QXO,** Inc

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2025

The following Outstanding Equity Awards table sets forth the outstanding equity awards of the company held by each NEO as of December 31, 2025.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Brad Jacobs	3,257,775	62,842,480	16,015,113	308,931,530
Ihsan Essaid	720,375	13,896,034	2,559,374	49,370,329
Valeri Liborski	255,503	4,928,653	574,882	11,089,469
Chris Signorello	140,250	2,705,423	483,750	9,331,538

[1] RSUs granted in 2024 to Messrs. Jacobs, Essaid, and Signorello vest in 5 annual installments at each calendar year end from December 31, 2025 through 2029. RSUs granted to Mr. Liborski in 2025 vest in 5 annual installments at each calendar year end from December 31, 2026 through 2030. 15% of the RSUs vest in year 1, 17.5% in years 2 and 3, and 25% in years 4 and 5.

[2] Reflects the value of the shares based on the company's closing stock price of $19.29 on the NYSE on December 31, 2025.

[3] Reflects the PSUs granted to Messrs. Jacobs, Essaid and Signorello in 2024 and to Messrs. Signorello and Liborski in 2025 at maximum payout of 225%, which was the payout level achieved for the initial Annual Tranche of the 2024 awards to Messrs. Jacobs, Essaid and Signorello. Also includes the actual earned amount for the initial Annual Tranche of the 2024 awards, for which the performance period ended on December 31, 2025 but vested on certification of results by the Compensation and Talent Committee in January 2026. The vesting dates and performance conditions are described in detail under the headings of "Equity-Based Long-Term Incentives" and "Overview of 2024 Executive Employment Arrangements".

2025 DIRECTOR COMPENSATION TABLE

The following Director Compensation Table sets forth the compensation of our non-employee directors for the fiscal year ending on December 31, 2025. Also see the description of our director compensation policy under "Board of Directors and Corporate Governance" above.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	Total ($)
Jason Aiken	125,000	175,004	300,004
Marlene Colucci	120,000	175,004	295,004
Mario Harik	100,000	175,004	275,004
Mary Kissel	100,000	175,004	275,004
Jared Kushner	100,000	175,004	275,004
Allison Landry	150,000	175,004	325,004

[1] Excludes Mr. Jacobs, our CEO, who did not receive separate compensation for his service on the Board during 2025.

[2] Reflects the directors' annual retainer and additional retainers for service as lead independent director or committee chair, as applicable, and described in more detail above under "Board of Directors and Corporate Governance".

[3] Reflects the grant date fair value of 12,111 RSUs granted on May 12, 2025, computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying the valuation of stock awards, please see Notes 2 and 8 to our consolidated financial statements, under the heading "Stock-Based Compensation", in our Annual Report on Form 10-K for the period ending December 31, 2025. The total number of unvested RSUs outstanding as of December 31, 2025, for each of the listed directors was 12,111.

© 2026 QXO, Inc

PAY VERSUS PERFORMANCE

The information below is provided in accordance with the SEC pay versus performance disclosure rules set forth in Item 402(v) of Regulation S-K under the Exchange Act.

2025 Pay Versus Performance Table

Fiscal Year	Summary Compensation Table Total ($)[1]		Compensation Actually Paid ($)[2]		Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return ($)[3]	Net Income ($M)[4]
	PEO (Jacobs)	PEO (Meller)	To PEO (Jacobs)	To PEO (Meller)				
2025	750,000	—	53,622,270	—	3,554,850	8,602,943	102.83	(279.39)
2024	189,367,735	4,036,928	251,228,687	4,036,928	14,102,512	18,165,309	84.76	27.97
2023	—	1,163,706	—	1,163,706	297,965	303,565	607.68	(1.07)

[1] Brad Jacobs has been the principal executive officer ("PEO") since June 6, 2024, following the closing of the Equity Investment. Mark Meller was PEO for 2023 and, for 2024, until Mr. Jacobs' appointment. For 2025, Messrs. Essaid, Liborski, and Signorello were the only non-PEO Named Executive Officers ("non-PEO NEOs"). For 2024, Mr. Essaid, Mr. Signorello and Sean Smith were the non-PEO NEOs. For 2023, Joseph Macaluso was the only non-PEO NEO.

[2] The dollar amounts reported as "compensation actually paid" are computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to any PEO or NEO during the applicable year. In particular, our PEO's "compensation actually paid" is attributable to QXO's strong stock price performance during 2025, and does not reflect any additional equity grants in 2025. Due to this stock price performance, the fair value of the PEO's outstanding equity awards increased from the beginning to the end of the year, which drives the increase in "compensation actually paid" compared to the total compensation reported in the Summary Compensation Table. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the total compensation for 2025 reported in the Summary Compensation Table above to determine the "compensation actually paid":

Year	Position	Reported Summary Compensation Table Total ($)	[Less] Reported Value of Equity Awards ($)[a]	[Plus/Minus] Equity Award Adjustments ($)[b]	[Less] Reported Change in the Actuarial Present Value of Pension Benefits ($)[c]	[Plus/Minus] Pension Benefit Adjustments ($)[d]	[Equals] Compensation Actually Paid ($)
2025	PEO (Jacobs)	750,000	—	52,872,270	—	—	53,622,270
2025	Non-PEO NEOs	3,554,850	(2,860,688)	7,908,782	—	—	8,602,943

[a] The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns (as applicable) in the Summary Compensation Table for the applicable year, generally representing the grant date fair value of equity awards granted in the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the change in fair value during the current year of any equity awards granted in a prior year that are outstanding and unvested as of the end of the year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation methodologies and assumptions used to estimate the fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are set forth in the following table:

Year	Position	[Plus] Fair Value at Year-End of Outstanding and Unvested Option Awards Granted in Year ($)	[Plus] Change in Fair Value of Outstanding and Unvested Option Awards Granted in Prior Years ($)	[Plus] Fair Value at Vesting of Option Awards Granted in Year that Vested During Year ($)	[Plus] Change in Fair Value as of Vesting Date of Option Awards Granted in Prior Years for Which Vesting Conditions Were Satisfied During Year ($)	[Less] Fair Value as of Prior Year-End of Option Awards Granted in Prior Years that Failed to Meet Vesting Conditions During Year ($)	[Plus] Value of Dividends other Earnings or Paid on Option Awards Not Otherwise Reflected in Value of Total Compensation ($)	Total Equity Award Adjustments ($)
2025	PEO (Jacobs)	—	51,204,165	—	1,668,105	—	—	52,872,270
2025	Non-PEO NEOs	4,368,912	3,392,979	—	146,891	—	—	7,908,782

© 2026 QXO, Inc

There were no changes in the actuarial present value of pension benefits for the years in the table.

There were no pension benefits adjustments for the years in the table.

(3) Cumulative TSR is calculated based on the value of an initial fixed investment of $100 in our common stock as of December 31, 2022.

(4) The dollar amounts reported represent the amount of net income (or loss) reflected in the audited financial statements for the applicable year.

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE MEASURES

Relationship Between Compensation Actually Paid and Our Total Shareholder Return

Long-term equity incentives represent the majority of our NEOs' total target compensation, and stock price performance, as measured by TSR, is the primary driver of "compensation actually paid". We also use TSR relative to the S&P 500 Index as the key performance metric for our PSUs. During 2025, QXO's absolute TSR was 21.32%. In addition, outstanding PSUs based on relative TSR continue to trend toward above-target payouts due to QXO's strong TSR performance relative to the companies in the S&P 500 Index following the grants made in July 2024. TSR performance reflected for 2023 is not representative of QXO's operating performance, as it reflects the period prior to the closing of QXO's investment in SilverSun Technologies, Inc. As a result, "compensation actually paid" to our NEOs is more closely aligned with TSR performance over the period following the closing of the Equity Investment.

Relationship Between Compensation Actually Paid and Net Income

Net income is generally a key indicator of company profitability and, for QXO, may influence changes in our stock price, which in turn affects "compensation actually paid". However, because net income has not been used as a financial performance measure in our executive compensation program, there is no direct correlation between net income and "compensation actually paid" from 2023 to 2025.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)
Equity compensation plans approved by security holders	26,264,795	$5.03	35,188,495
Equity compensation plans not approved by security holders	—	—	—
Total	26,264,795	$5.03	35,188,495

(1) This number reflects outstanding RSUs and PSUs at target under the Omnibus Plan. This number also includes 5,932,237 shares to be issued on the vesting of RSUs and exercise of options assumed in connection with the acquisition of Beacon.

(2) The options assumed in connection with the Beacon acquisition have a weighted average exercise price of $5.03. The RSUs and PSUs set forth under column (a) have no exercise price.

(3) The Omnibus Plan provides that the number of shares available thereunder automatically increases on January 1 of each calendar year commencing on January 1, 2025 and ending on January 1, 2034, in an amount equal to three percent (3%) of the sum of: (i) the number of shares of common stock outstanding as of December 31 of the preceding calendar year, and (ii) the number of shares of common stock into which the Convertible Preferred Stock outstanding on December 31 of the preceding calendar year are convertible. The Board or its committee may in its sole discretion act prior to the first day of any calendar year to provide that there shall be no increase in the number of shares for such calendar year or that the increase in the number of shares for such calendar year shall be a lesser number of shares than would otherwise occur pursuant to the preceding sentence. Such an automatic increase occurred on January 1, 2026, in the amount of approximately 26.8 million shares, and so is not reflected in the table. Also includes 7,853,233 shares converted from Beacon shares that remained available for issuance pursuant to Beacon equity plans assumed in connection with the acquisition of Beacon, which may be used for future equity award grants to legacy Beacon employees.

ADDITIONAL DISCLOSURE ON CEO EQUITY AWARD

On June 5, 2024, the company entered into the Jacobs Employment Agreement with Brad Jacobs for a five-year term as CEO, and granted him an initial equity award of RSUs for 3,832,676 shares and an award of PSUs for 7,117,828 shares at target.

The key vesting terms of Mr. Jacobs' initial equity award are as follows:

- *RSU Vesting* — RSUs will vest in five annual installments. The initial vesting on December 31, 2025 covers 15% of the award. The next two installments, on December 31, 2026 and December 31, 2027, will each cover 17.5%. The final two installments, on December 31, 2028 and December 31, 2029, will each cover 25% of the total RSUs.

- *PSU Vesting* — PSUs will be earned based on the company's Total Shareholder Return ("TSR") relative to the S&P 500 Index.

- *Cliff Tranche PSUs* — 50% of the PSUs will be measured over a cumulative performance period that ends on December 31, 2028 against JPE's original investment price of approximately $4.57.

- *Annual Tranche PSUs* — 50% of the PSUs will be measured based on four designated performance periods that occur within the cumulative period. The initial Annual Tranche PSUs will be eligible for vesting upon determination of performance following December 31, 2025 against JPE's original investment price of approximately $4.57. Subsequent Annual Tranches will measure TSR from the beginning to the end of the applicable year.

Mr. Jacobs's initial equity award was intended to be a 5-year grant. The Jacobs Employment Agreement did not contemplate that any additional equity awards will be granted to Mr. Jacobs during the five-year term, and no additional awards have been granted since that time.

© 2026 QXO, Inc

AUDIT-RELATED MATTERS

AUDIT COMMITTEE REPORT

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee currently consists of Jason Aiken (chair), Mary Kissel and Allison Landry, who have been members since June 6, 2024.

The Board has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under SEC rules, the NYSE Rules, our Audit Committee charter, and the independence standards set forth in QXO's Corporate Governance Guidelines. The Board has also determined that Mr. Aiken qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and QXO's independent registered public accounting firm. The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at investors.qxo.com.

In accordance with our charter, the Audit Committee assists the Board in fulfilling its responsibilities in several areas. These responsibilities include, among others, oversight of: (i) QXO's accounting and financial reporting processes, including its systems of internal controls over financial reporting and disclosure controls, (ii) the integrity of QXO's financial statements, (iii) QXO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of QXO's outside auditors, (v) the performance of QXO's outside auditors and internal audit function and (vi) related party transactions. Management is responsible for QXO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of QXO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for these services, and discussing with the outside auditors any relationships or services that may impact their objectivity and independence.

In fulfilling the oversight role, the Audit Committee met and held discussions, both together and separately, with QXO's management and Deloitte & Touche LLP ("Deloitte"), QXO's independent registered public accounting firm for fiscal year 2025. Management advised the Audit Committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and such members reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and Deloitte, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. The Audit Committee discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC and reviewed a letter from Deloitte disclosing such matters.

Deloitte also provided the Audit Committee with the written disclosures and letters required by applicable requirements of the PCAOB regarding the outside auditors' communications with the Audit Committee concerning independence, and such members discussed with Deloitte matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. Deloitte has confirmed its independence, and such members determined that Deloitte's provision of non-audit services to QXO is compatible with maintaining its independence.

Based on the review and discussion by the Audit Committee of QXO's audited consolidated financial statements with management and Deloitte, and Deloitte's report on such financial statements, and based on the discussions and written disclosures described above, and the members' business judgment, the Audit Committee recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in QXO's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

Audit Committee:

Jason Aiken, Chair
Mary Kissel
Allison Landry

© 2026 **QXO,** Inc

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY THE OUTSIDE AUDITORS

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the de minimis exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all services provided by our outside auditors during 2025 and 2024 and the fees paid for such services.

SERVICES PROVIDED BY THE OUTSIDE AUDITORS

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation, and termination of our outside auditors. On March 25, 2025, the Audit Committee approved the dismissal of Marcum LLP ("Marcum"), the company's independent registered public accounting firm for the fiscal year ending December 31, 2024, and the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2025, as further described under "Proposal 2 — Ratification of the Appointment of Deloitte" below.

The following table shows the fees for audit and other services provided by Deloitte for fiscal year 2025 and Marcum for fiscal year 2024.

Fee Category	2025	2024
Audit Fees	$4,393,086	$306,345
Audit-Related Fees	$2,949,700	$101,244
Tax Fees	—	$ 30,525
All Other Fees	$ 1,914	—
Total Fees	$7,344,700	$438,114

Audit Fees. This category includes fees for professional services rendered by Deloitte for 2025 and Marcum for 2024, plus related expenses for the audits of our financial statements included in our Annual Report on Form 10-K, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q during such periods. Audit fees also include fees for an audit and quarterly reviews of financial statements required by certain of our debt agreements.

Audit-Related Fees. This category includes fees for services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting, such as fees and expenses related to acquisitions and comfort letters.

Tax Fees. This category includes fees billed for professional services rendered in connection with general tax consulting services.

All Other Fees. This category represents fees for all other services or products provided and not covered by the categories above. There were no such fees for 2024.

© 2026 **QXO,** Inc

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

Proposal 1: Election of Directors

Our Board of Directors has nominated for election at the Annual Meeting, after consultation with JPE in view of its rights under the Certificate of Incorporation (as described under "Board of Directors and Corporate Governance — Directors" above), each of the following persons to serve as directors until the 2027 Annual Meeting of Stockholders or until their successors are duly elected and qualified:

Brad Jacobs
Jason Aiken
Marlene Colucci
Mario Harik
Mary Kissel
Jared Kushner
Allison Landry

Each of our directors was initially appointed in connection with the closing of the Equity Investment other than Mr. Kushner, who was appointed on July 22, 2024. Information about the nominees is set forth above under the heading "Board of Directors and Corporate Governance — Directors."

In the event that any of these nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies voting for his or her election will be voted for any nominee who is designated by the Board of Directors to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any of the nominees is unable or will decline to serve as a director if elected.

REQUIRED VOTE

The election of each of the seven director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes "against" his or her election than votes "for" his or her election, our bylaws require that he or she must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

RECOMMENDATION

> **Our Board of Directors recommends a vote "FOR" the election of each of the nominees listed above to our Board of Directors.**

© 2026 **QXO,** Inc

Proposal 2: Ratification of the Appointment of Deloitte as Our Independent Registered Public Accounting Firm for Fiscal Year 2026

We are asking our stockholders to ratify the appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2026. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of Deloitte to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of Deloitte, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of Deloitte, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of Deloitte are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

CHANGE IN CERTIFYING ACCOUNTANT

On March 25, 2025, the Audit Committee approved the appointment of Deloitte as the company's new independent registered public accounting firm for the fiscal year ending December 31, 2025, and related interim periods, and the dismissal of Marcum as the company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

During the company's fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through March 25, 2025, neither the company nor anyone on its behalf consulted with Deloitte with respect to either (i) the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered regarding the company's consolidated financial statements, and Deloitte neither provided a written report to the company nor provided oral advice to the company that Deloitte concluded was an important factor considered by the company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of any disagreement or reportable event, as set forth in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively.

The reports of Marcum on the company's consolidated financial statements, which were included in the company's Annual Report on Form 10-K for the fiscal years ended December 31, 2024 and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through March 25, 2025, there were no (1) disagreements (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Marcum's satisfaction, would have caused Marcum to make reference to the subject matter of such disagreement in connection with its report, or (2) reportable events (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

REQUIRED VOTE

Ratification of the appointment of Deloitte as our independent registered public accounting firm for the year ending December 31, 2026 requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

RECOMMENDATION

> **Our Board of Directors recommends a vote "FOR" the ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal year 2026.**

© 2026 **QXO,** Inc

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

"**RESOLVED**, that the stockholders of QXO, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Executive Compensation section, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2026 Annual Meeting of Stockholders."

We encourage stockholders to review the Executive Compensation section, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail we believe our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board of Directors. Although non-binding, our Board of Directors and the Compensation and Talent Committee will consider the voting results when making future decisions regarding our executive compensation program.

At the 2024 Annual Meeting of Stockholders, our stockholders voted to approve an annual holding of an advisory vote on executive compensation. The annual frequency will continue until the next required non-binding, advisory vote on the frequency of advisory votes on executive compensation is held in 2030.

REQUIRED VOTE

Approval of this "say-on-pay" resolution, requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

RECOMMENDATION

> Our Board of Directors recommends a vote "FOR" approval of the advisory resolution to approve executive compensation set forth above.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the persons appointed as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, in accordance with their judgment.

© 2026 **QXO,** Inc

ADDITIONAL INFORMATION

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a copy of our 2025 Annual Report or this Proxy Statement, please contact us at Investor Relations, QXO, Inc., Five American Lane, Greenwich, Connecticut 06831 or by email at investors@qxo.com, and we will send a copy to you without charge.

A NOTE ABOUT OUR WEBSITE

Although we include references to our website, www.qxo.com, and certain additional third-party websites, throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

© 2026 **QXO,** Inc

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets and goals are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as "may," "will," "should," "expect," "opportunity," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "target," "goal," or "continue," or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, among others:

- an inability to obtain the products we distribute resulting in lost revenues and reduced margins and damaging relationships with customers;

- a change in supplier pricing and demand adversely affecting our income and gross margins;

- a change in vendor rebates adversely affecting our income and gross margins;

- our inability to identify potential acquisition targets, successfully complete acquisitions on acceptable terms, or successfully integrate acquired businesses into our operations;

- risks related to maintaining our safety record;

- the possibility that building products distribution industry demand may soften or shift substantially due to cyclicality or dependence on general economic and political conditions, including inflation or deflation, interest rates, governmental subsidies or incentives, consumer confidence, labor and supply shortages, weather and commodity prices;

- risks related to fragmentation in our industry and the possibility that regional or global barriers to trade or a global trade war could increase the cost of products in the building products distribution industry, which could adversely impact the competitiveness of such products and the financial results of businesses in the industry;

- seasonality, weather-related conditions and natural disasters;

- risks related to the effective development and proper functioning of our information technology systems, including from cybersecurity threats, artificial intelligence use, and digital transformation initiatives;

- loss of key talent or our inability to attract and retain new qualified talent;

- risks related to work stoppages, union negotiations, labor disputes and other matters associated with our labor force or the labor force of our suppliers or customers;

- our dependence on Brad Jacobs as chairman and chief executive officer and the impact of the loss of Mr. Jacobs in these roles;

- the risk that Mr. Jacobs' past performance may not be representative of future results;

- the risk that the anticipated benefits of our acquisition of Beacon (the "Beacon Acquisition") or any future acquisition may not be fully realized or may take longer to realize than expected;

- the effect of the Beacon Acquisition or any future acquisition on our business relationships with employees, customers or suppliers, operating results and business generally;

- risks related to our obligations under the indebtedness we incurred in connection with the Beacon Acquisition;

- the possible economic impact of our outstanding warrants and preferred stock on the company and the holders of our common stock, including market price volatility, dilution from the exercise or conversion of the warrants or preferred stock, or the impact of dividend payments or liquidation preferences from preferred stock that remains outstanding;

- challenges raising additional equity or debt capital from public or private markets to pursue our business plan and the effects that raising such capital may have on the company and our business;

- the possibility that new investors in any future financing transactions could gain rights, preferences and privileges senior to those of the company's existing stockholders;

- risks associated with periodic litigation, regulatory proceedings and enforcement actions, which may adversely affect our business and financial performance;

- the impact of legislative, regulatory, economic, competitive and technological changes;

- unknown liabilities and uncertainties regarding general economic, business, competitive, legal, regulatory, tax and geopolitical conditions; and

© 2026 QXO, Inc

- other factors, including those set forth in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q.

You should not rely on forward-looking statements as predictions of future events, and you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of factors. We have based the forward-looking statements contained in this Proxy Statement primarily on our current assumptions, expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Proxy Statement. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Forward-looking statements herein speak only as of the date each statement is made. The company undertakes no obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

© 2026 **QXO,** Inc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: **December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____to _____

Commission File Number**: 001-38063**

QXO

QXO, INC.
(Exact name of registrant as specified in its charter)

Delaware	**16-1633636**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Five American Lane
Greenwich, **CT 06831**
(Address of principal executive offices)

(888) 998-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.00001 per share	QXO	New York Stock Exchange
Depositary Shares, each representing a 1/20th interest in a share of 5.50% Series B Mandatory Convertible Preferred Stock, par value $0.001 per share	QXO.PRB	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $13.73 billion as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock on that date.

As of February 19, 2026, there were 708,551,189 shares outstanding of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement ("Proxy Statement") relating to the 2026 Annual Meeting of Stockholders, to be held on May 5, 2026, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The registrant's Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

QXO, INC. AND SUBSIDIARIES

FORM 10-K

For the Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as "may," "will," "should," "expect," "opportunity," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "target," "goal," or "continue," or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, among others:

- *an inability to obtain the products we distribute resulting in lost revenues and reduced margins and damaging relationships with customers;*
- *a change in supplier pricing and demand adversely affecting our income and gross margins;*
- *a change in vendor rebates adversely affecting our income and gross margins;*
- *our inability to identify potential acquisition targets, successfully complete acquisitions on acceptable terms, or successfully integrate acquired businesses into our operations;*
- *risks related to maintaining our safety record;*
- *the possibility that building products distribution industry demand may soften or shift substantially due to cyclicality or dependence on general economic and political conditions, including inflation or deflation, interest rates, governmental subsidies or incentives, consumer confidence, labor and supply shortages, weather and commodity prices;*
- *risks related to fragmentation in our industry and the possibility that regional or global barriers to trade or a global trade war could increase the cost of products in the building products distribution industry, which could adversely impact the competitiveness of such products and the financial results of businesses in the industry;*
- *seasonality, weather-related conditions and natural disasters;*
- *risks related to the effective development and proper functioning of our information technology systems, including from cybersecurity threats, artificial intelligence use, and digital transformation initiatives;*
- *loss of key talent or our inability to attract and retain new qualified talent;*
- *risks related to work stoppages, union negotiations, labor disputes and other matters associated with our labor force or the labor force of our suppliers or customers;*
- *our dependence on Brad Jacobs as chairman and chief executive officer and the impact of the loss of Mr. Jacobs in these roles;*
- *the risk that Mr. Jacobs' past performance may not be representative of future results;*
- *the risk that the anticipated benefits of our acquisition of Beacon Roofing Supply, Inc. (the "Beacon Acquisition") or any future acquisition may not be fully realized or may take longer to realize than expected;*
- *the effect of the Beacon Acquisition or any future acquisition on our business relationships with employees, customers or suppliers, operating results and business generally;*
- *risks related to our obligations under the indebtedness we incurred in connection with the Beacon Acquisition;*
- *the possible economic impact of the Company's outstanding warrants and preferred stock on the Company and the holders of its common stock, including market price volatility, dilution from the exercise or conversion of the warrants or preferred stock, or the impact of dividend payments or liquidation preferences from preferred stock that remains outstanding;*
- *challenges raising additional equity or debt capital from public or private markets to pursue the Company's business plan and the effects that raising such capital may have on the Company and its business;*
- *the possibility that new investors in any future financing transactions could gain rights, preferences and privileges senior to those of the Company's existing stockholders;*
- *risks associated with periodic litigation, regulatory proceedings and enforcement actions, which may adversely affect the Company's business and financial performance;*
- *the impact of legislative, regulatory, economic, competitive and technological changes;*
- *unknown liabilities and uncertainties regarding general economic, business, competitive, legal, regulatory, tax and geopolitical conditions; and*
- *other factors, including those set forth in the Company's filings with the Securities and Exchange Commission (the "SEC"), including this Annual Report.*

Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. Forward-looking statements herein speak only as of the date each statement is made. The Company does not undertake any obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

Item 1. Business

Company

QXO, Inc. ("QXO", "we", "our", or the "Company") was created to build a tech-forward leader in the approximately $800 billion building products distribution sector.

The Company was formerly known as SilverSun Technologies, Inc. ("SilverSun"). On June 6, 2024, we changed the Company's name from SilverSun to QXO. Prior to the Beacon Acquisition (as defined below), QXO was primarily a technology solutions and professional services company, providing critical software applications, consulting and other professional services, including specialized programming, training and technical support to small and mid-size companies in the manufacturing, distribution and services industries.

On April 29, 2025, the Company completed its acquisition of Beacon Roofing Supply, Inc. ("Beacon"), pursuant to the Agreement and Plan of Merger, dated as of March 20, 2025 (the "Merger Agreement"), by and among QXO, Beacon, and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Beacon (the "Beacon Acquisition"), with Beacon surviving as a wholly owned subsidiary of QXO and being renamed QXO Building Products, Inc. ("QXO Building Products"). QXO Building Products has served the building industry for over 95 years and operates approximately 600 branches throughout all 50 states in the U.S. and seven provinces in Canada. QXO Building Products offers an extensive range of high-quality professional grade exterior products and serves over 110,000 residential and non-residential customers. QXO Building Products' scale and leading position in the roofing and complementary building products distribution market made it the ideal initial acquisition for QXO's value creation playbook.

As a result of the Beacon Acquisition, QXO has transitioned to a building products distribution company and is the largest publicly-traded distributor of roofing, waterproofing and complementary building products in North America.

Our Industry

Building Products Distribution

Building products distribution is a large industry, with approximately $800 billion in annual revenue in 2024, split roughly equally between North America and Western Europe. The industry is characterized by a mix of national, multi-regional and local distributors, with a fragmented customer base. Building products distribution benefits from powerful growth tailwinds. In the United States (the "U.S."), we believe the supply of homes is approximately four million units short of demand. There are also strong tailwinds for residential repair and re-roofing ("R&R") activity. The average age of an existing single-family home in the U.S. is over 40 years, which creates ongoing demand for repairs. In the non-residential space, the average structure is even older at over 50 years, requiring greater levels of ongoing maintenance and refurbishment. Further, there is good visibility into infrastructure spending across North America and Europe. In North America alone, an additional $2 trillion of spending is expected to be required over the next two decades to keep the infrastructure safe.

Building products distribution is an industry where scale offers key advantages. Larger distributors have greater purchasing power, which allows them to pass through higher cost savings to customers. Larger distributors also have the resources to invest in differentiating technology. These factors drive a virtuous cycle of market share gains and fixed cost leverage. At the same time, the building products distribution industry is highly fragmented, with over 7,000 distributors in North America and approximately 13,000 in Europe. This fragmentation presents an attractive opportunity for consolidation in the industry.

North American Roofing and Complementary Products

Specialty distributors of roofing and complementary building products serve the critical role of facilitating supply chain relationships between a small number of manufacturers and thousands of local, regional and national contractors. The distributor is a value-added partner who can advise contractors on job-specific residential or commercial product bundles and provide last-mile delivery and logistics services. Distributors may also extend trade credit and use digital platforms to aid customers in optimizing their businesses.

We estimate the roofing distribution market and related complementary products in the U.S. and Canada to be an approximately $65 billion market. The core roofing market across residential and commercial roofing represents approximately $37 billion of annual sales, with a 3% to 5% long-term annual market growth outlook, according to a third-party industry report. Additionally, we believe the distribution market for complementary building products, including siding, waterproofing, plywood / oriented strand board ("OSB") and windows and doors, represents approximately $28 billion in annual sales, according to our internal estimates. We believe that the market for these complementary products will grow faster than the rest of the roofing products industry at a rate of 4% to 6% per annum.

Favorable Long-Term Industry Fundamentals

The roofing distribution industry benefits from several favorable long-term sector fundamentals, most notably a significant concentration in R&R spend, which constitutes approximately 80% of industry revenue. Of the revenue that is derived from R&R spend, approximately 94% is considered non-discretionary and driven by leaks, age, weather damage and deterioration. Growth in the weather event-driven portion of demand has increased as severe weather events quadrupled in frequency and doubled in economic impact over the last 20 years.

The remaining 20% of industry revenue is from new construction activity which is expected to benefit from the estimated domestic housing shortage of four million units. This equates to an approximately eight-year backlog at current build rates. Other secular trends supporting long-term fundamentals include increasing regulatory and insurance requirements, which drive the need for waterproofing and preventative restoration.

Our Strategy

Our goal is to become the tech-enabled leader in the $800 billion building products distribution industry and generate outsized value for shareholders. We are executing our strategy toward a target of $50 billion in annual revenues within the next decade through accretive acquisitions and organic growth, including greenfield openings, and operational transformation of acquired businesses. We plan to enhance organizational design, optimize the supply chain and drive commercial excellence, deploying technology across these initiatives.

We intend to achieve this by leveraging our clearly-defined strategies:

- *Deploy Foundational Actions to Drive Improvements in QXO Building Products' Existing Operations*

  We will apply our proven strategy to drive revenue, margin and free cash flow. We will lead with technology, building and buying world-class systems that enhance visibility across the organization, its suppliers and its customers in order to deliver attractive and immediate return on investment. We will prioritize customer satisfaction, optimizing our go-to-market strategy based on end-to-end digital customer, focusing on delivering superior service with on-time / in-full fulfillment. We will seek to create a culture of accountability throughout our organization.

- *Enhance Market Share Growth through Commercial Excellence Initiatives and Greenfield Developments*

  We will deploy a number of key initiatives to improve our revenue growth, including: optimizing assortment; improving inventory planning to drive pinpoint coverage by item, customer segment, and location; optimizing pricing; and driving salesforce excellence, including segmenting salesforce coverage based on customer needs and aligning incentives with the most critical key performance indicators. We will aim to accelerate growth in product lines complementary to roofing (for example, waterproofing, insulation and siding); expand our private label offerings; and increase our penetration of digital sales. We will deploy technology-driven solutions to drive revenue, including AI-led solutions to enhance lead generation, AI-led data analysis to better understand price elasticity, and AI-driven predictive analytics to improve inventory forecast accuracy by SKU.

- *Deliver Margin Expansion via Organizational Redesign, Supply Chain Initiatives and Inventory Planning*

  We will seek to improve customer service and enhance our cost structure to drive increased agility by reassessing organizational design, reducing management layers and standardizing branch- and warehouse-level operating models.

  We intend to increase G&A cost efficiency by deploying a zero-based budgeting approach to cost centers including travel and entertainment, IT maintenance and personnel services, and outsourcing select back-office functions where appropriate. We will deploy our considerable experience in logistics to optimize our network, by determining the optimal number, size and location of facilities to remove overlap and drive branch-level returns; measuring routes and service against miles driven and fleet utilization; addressing warehouse operational excellence through standardized shipping and handling processes; and increasing the use of cutting edge route optimization software to enhance fleet utilization and the customer delivery experience. We intend to grow revenue faster than industry rates.

- *Pursue Accretive M&A Using Our Proven Strategy and Diversify Our Platform into High-Growth Adjacencies within Building Product Distribution*

  We will look to complete strategic, transformative acquisitions to deliver above-market growth for QXO in the building products distribution industry. Within roofing, we believe there is a compelling opportunity to continue the consolidation effort that QXO Building Products has historically pursued. We believe that approximately 30% of the roofing supply industry remains fragmented, held by over 500 dealers that remain locally competitive. We see extensive M&A opportunities in complementary categories, including insulation, siding and waterproofing, among others. Outside of roofing, we expect to continue to evaluate acquisition opportunities in the remainder of the approximately $800 billion building products distribution industry across North America and Western Europe. Consistent with this strategy, we are actively involved in processes for potential acquisitions.

Recent Developments

In January 2026, the Company entered into an investment agreement with AP Quince Holdings, L.P., a fund managed by affiliates of Apollo Global Management, Inc., and the other investors party thereto, pursuant to which such investors committed until July 15, 2026 (the "Initial Commitment Period") to purchase up to 300,000 shares of a new series of Series C Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), for an aggregate purchase price of $3.0 billion to fund one or more Qualifying Acquisitions (as defined below). The Initial Commitment Period will be extended with respect to the commitment for a Qualifying Acquisition up to an additional 12 months if a definitive acquisition agreement for such Qualifying Acquisition is executed before the expiration of the Initial Commitment Period.

The Company intends to use the net proceeds from the investment to fund all or a portion of the consideration for one or more acquisitions of assets, equity or businesses (or portions thereof) for a purchase price in excess of $1.5 billion or as otherwise determined by the Company (each, a "Qualifying Acquisition") and related fees and expenses. Any issuance of the Series C Preferred Stock would close at or around the closing of a Qualifying Acquisition.

Additionally, in January 2026, the Company sold 31.6 million shares of the Company's common stock in an underwritten public offering at a price of $23.80 per share. The closing of the equity offering was completed on January 20, 2026 and the Company raised $749.4 million in net proceeds from the equity offering, after deducting offering costs of $3.8 million. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 4.7 million shares of the Company's common stock at a price of $23.80 per share less underwriting discounts and commissions. The option to purchase additional shares expired unexercised at the end of the 30-day period.

On February 10, 2026, the Company entered into a definitive agreement to acquire Kodiak Building Partners from Court Square Capital Partners for approximately $2.25 billion (the "Kodiak Acquisition"). The purchase price comprises $2.0 billion of cash and 13.2 million of the Company's common shares (the "Consideration Shares"), with the Company retaining the right to repurchase these shares at $40 per share. The transaction is expected to close early in the second quarter of 2026, subject to the satisfaction of customary closing conditions.

Our Customers

Our customer base is composed of professional contractors, home builders, building owners, lumberyards, and retailers across the U.S. and Canada who depend on reliable local access to building products for residential and non-residential projects. Our customers vary in size, ranging from relatively small contractors to large contractors and builders that operate on a national scale. For the year ended December 31, 2025, no single customer accounted for more than 1% of our net sales.

Products and Services

Our product lines are designed to meet the requirements of our residential, non-residential and complementary building products customers. We carry one of the most extensive arrays of high-quality branded products in the industry, including our private label brand, TRI-BUILT®. Our TRI-BUILT® products offer a high-quality and superior-value alternative for our customers while delivering higher margins and brand exclusivity in the marketplace. We fulfill the vast majority of our warehouse orders with inventory on hand because of the breadth and depth of the inventories at our branches.

In the residential market, asphalt shingles comprise the largest share of the products we sell. In the non-residential market, single-ply membranes, insulation, and accessories comprise the largest share of our product offerings. In the area of complementary building products, waterproofing, siding, plywood / OSB, and windows and doors comprise the largest share of the products in our portfolio.

Beyond product delivery, we provide superior value-added services to our customers through our knowledgeable sales force that possesses an in-depth understanding of roofing and the building products we provide. Our sales force provides guidance to our customers throughout the lifecycles of their projects, including training and technical support.

Trademarks and Intellectual Property

Our rights in our intellectual property, including trademarks, patents, trade secrets, copyrights and domain names, as well as contractual provisions and restrictions on use of our intellectual property, are important to our business. We own a number of trademark registrations and applications in the U.S. and in foreign jurisdictions.

Competition

Our competition is primarily composed of national, regional and local specialty distributors and big box retailers. Among distributors, we compete against a small number of large distributors and many small, privately-owned distributors. Although we are the largest publicly-traded distributor of roofing, waterproofing and complementary building products in North America, the industry remains highly fragmented and competitive. The principal competitive factors in our business include, but are not limited to, the availability of materials and supplies; technical product knowledge and advisory expertise; delivery and other services including digital capabilities; pricing of products; and the availability of credit and capital. We believe we compete favorably with our competitors on the basis of these factors.

Supply Chain

We are a key distributor for our suppliers due to our industry expertise, scale, track record of growth, financial strength, and the substantial volume of products that we distribute. We maintain strong relationships with numerous manufacturers of roofing materials, complementary building products, and exterior waterproofing products in order to reduce dependence on any single company, maintain purchasing leverage, and ensure breadth of product availability in our local markets. These strong and diverse relationships are particularly important as the building materials industry has experienced constrained supply chain dynamics both domestically and internationally in recent years. Our value proposition to our suppliers includes serving as a vital way to manage channel inventory and providing last mile, just-in-time delivery through our extensive logistics network and large fleet of rolling stock. Our largest suppliers include predominantly domestic companies such as Owens Corning, GAF, Carlisle Construction Materials, CertainTeed Roofing and Siding, IKO Manufacturing, TAMKO Building Products, Johns Manville, James Hardie Building Products, Dow, Sika USA, and many more high-quality suppliers.

We manage the procurement of products through our national headquarters, regional offices, and local branches, allowing us to take advantage of both scale and local market conditions to purchase products more economically than most of our competitors. Product is shipped by the manufacturers primarily to our branches, as well as directly to our customers.

Human Capital

As of December 31, 2025, we had 7,794 active employees. Our future success depends in significant part upon the continued services of our key sales, operations, technical, and senior management personnel and our ability to attract and retain highly qualified sales, operations, technical and managerial personnel. We have 320 employees that are represented by labor unions and there are no material outstanding labor disputes.

Human capital management is critical to our ongoing business success, which requires investing in our people. Our aim is to create a highly engaged and motivated workforce where employees are inspired by leadership, engaged in purpose-driven, valuable work, have opportunities for growth and development and focus on executing their jobs with the utmost integrity and honesty. The safety of our team members and customers is our highest priority. In addition, we create working environments where everyone is safe from bullying, harassment, and discrimination.

We value our diverse employees and provide career and professional development opportunities that foster the success of our company. An effective approach to human capital management requires that we invest in talent, development, culture and employee engagement. We aim to create an environment where our employees are encouraged to make meaningful contributions and fulfill their potential. We emphasize our core values of leading with safety, winning customer loyalty, delivering results, bringing positivity to everything we do, doing the right thing, and never stop building with our employees to instill our culture and create an environment of growth and shared success.

Government Regulations

We are subject to regulation by various federal, state, provincial, and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Occupational Safety and Health Administration, Department of Labor, and Equal Employment Opportunity Commission. We believe we comply, in all material respects, with applicable statutes and regulations affecting environmental issues and our employment, workplace health, and workplace safety practices, and compliance with such statutes and regulations has no material effect on our capital expenditures, earnings, or competitive position.

Seasonality

The demand for exterior building materials is closely correlated to both seasonal changes and unpredictable weather patterns, therefore demand fluctuations are expected. In general, we expect our net sales and net income to be the highest in quarters ending June 30, September 30, and December 31, which represent the peak months of construction and re-roofing. Conversely, we expect low net income levels or net losses in quarters ending March 31, when winter construction cycles and cold weather patterns have an adverse impact on our customers' ability to conduct their business.

Information about our Executive Officers

The following table and biographical summaries set forth information, including principal occupation and business experience, about our executive officers:

Name	Age	Position
Brad Jacobs	69	Chief Executive Officer
Ihsan Essaid	59	Chief Financial Officer
Chris Signorello	52	Chief Legal Officer
Valeri Liborski	58	Chief Technology Officer

Brad Jacobs has served as chief executive officer and chairman of our Board of Directors (the "Board") since June 6, 2024. He was previously executive chairman of the board of directors of XPO, Inc. ("XPO") from November 1, 2022 to December 31, 2025, and chairman and chief executive officer from September 2, 2011 to November 1, 2022. Mr. Jacobs served as non-executive chairman of the board of directors of GXO Logistics, Inc. from August 2, 2021 to December 31, 2025, and RXO, Inc. from November 1, 2022 to May 21, 2025. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Ihsan Essaid has served as chief financial officer since July 15, 2024. From September 2021 to July 2024, Mr. Essaid served in senior leadership roles at Barclays, most recently as global head of M&A, after previously serving as the bank's co-head of global M&A and co-head of Americas M&A. He has more than three decades of experience in global investment banking, where he has provided critical advisory services for large M&A and capital markets transactions. Prior to Barclays, he was a managing director of media and telecom M&A at Credit Suisse from 2015 to 2021. Earlier, he was a partner at Perella Weinberg Partners.

Chris Signorello has served as chief legal officer since June 6, 2024. Mr. Signorello previously served in senior legal roles with XPO, Inc. from 2017 to 2023, most recently as deputy general counsel and chief compliance officer from 2021 to 2023 and, prior to that, as senior vice president, litigation counsel from 2017 to 2023. Prior to XPO, he was with industrial and consumer products leader Henkel Corporation for nearly a decade, where he was associate general counsel, among other leadership positions. Earlier, he spent nine years with the product liability and commercial litigation practice groups at Goodwin Procter LLP.

Valeri Liborski has served as chief technology officer since April 21, 2025. Mr. Liborski most recently served as an advisor to TheFourthLaw.ai, developing autonomy modules for robotics systems, from January 2025 until April 2025. Prior to that, he was the chief technology officer for Yahoo from September 2024 to February 2025 and the chief technology officer for HelloFresh from January 2022 to September 2024. Prior to HelloFresh, he served in senior roles at Amazon, overseeing the technology powering the expansion of Amazon's consumer business across Europe from August 2016 to January 2022 and leading engineering and product management from September 2011 to August 2016. Earlier in his career, he held senior engineering roles at Microsoft, where he developed large-scale data systems for online services and advanced AI-driven advertising platforms.

Available Information

Our website address is www.qxo.com. We promptly make available on our investor relations website, free of charge, the reports that we file or furnish with the SEC, corporate governance information (including our Code of Business Ethics) and select press releases. We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding QXO and other issuers that file electronically with the SEC.

Item 1A. Risk Factors

The following are important factors that could affect our business, financial condition or results of operations and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report, our other filings with the SEC or in presentations such as webcasts open to the public. You should carefully consider the following factors in conjunction with this Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 – Part II and our consolidated financial statements and related notes in Item 8 – Part II. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition or results of operations. If any of the following risks actually occur, or other risks that we are not aware of become material, our business, financial condition, results of operations and future prospects could be materially and adversely affected. Unless otherwise indicated or the context otherwise requires, references in this section to historical results, risks and impacts to the business are with respect to Beacon and its consolidated subsidiaries prior to the Beacon Acquisition.

Risks Related to Product Supply and Vendor Relations

An inability to obtain the products that we distribute could result in lost revenues and reduced margins and damage relationships with customers.

We distribute roofing materials and other complementary building products, such as siding and waterproofing, that are manufactured by a number of major suppliers. Disruptions in our sources of supply may occur as a result of various reasons, including unanticipated demand, production or delivery difficulties, the loss of key supplier arrangements, or broad disruptive events (whether globally, in the U.S., or abroad), such as wars, terrorist actions, cybersecurity attacks or other technological disruptions with respect to manufacturers or the material vendors we rely on, trade disputes, labor disputes, changes in regulation, macroeconomic events, government shutdowns, natural disasters, including those that may be linked to climate change, and/or a pandemic.

When shortages occur, building material suppliers often allocate products among distributors, and sourcing materials from a limited number of suppliers can increase our risk. During the year ended December 31, 2025, we had three suppliers that each contributed 10% or more of total purchases and, in total, represented nearly 35% of total purchases. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any supply shortage, particularly of the most commonly sold items, could result in a loss of revenues and reduced margins and damage our reputation and relationships with customers.

A change in supplier pricing and demand could adversely affect our income and gross margins.

Many of the products that we distribute are subject to price changes based upon manufacturers' raw material costs, energy costs, labor costs, and tariffs as well as other manufacturer pricing decisions. For example, as a distributor of residential roofing supplies, our business is sensitive to asphalt prices, which are highly volatile and often linked to oil prices, as oil is a significant input in asphalt production. Shingle prices have been volatile in recent years, partly due to volatility in asphalt prices. Other products we distribute, such as plywood and OSB, experienced price volatility largely due to supply and demand imbalances in recent years. In addition to the rising costs of commodities and raw materials, supplier pricing and demand can also be affected by inflationary pressures and other conditions that make it more costly for our suppliers to distribute their products to us, such as fuel shortages, fuel cost increases, or labor shortages.

We may also experience price volatility related to the implementation of tariffs on imported steel or other products. For example, certain of our vendors use steel as a product input, and they may increase prices as a result of tariffs incurred or the overall impact of tariffs on domestic steel prices.

Historically, we have generally been able to pass increases in prices on to our customers. Although we often are able to pass on manufacturers' price increases, our ability to pass on increases in costs in a timely fashion depends on the competitiveness of pricing environments and other market conditions.

By contrast, the inability to pass along cost increases or a delay in doing so could result in lower operating margins. In addition, higher prices could impact demand for these products, resulting in lower sales volumes.

A change in vendor rebates could adversely affect our income and gross margins.

The terms on which we purchase products from many of our vendors entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. Vendors may adversely change the terms of some or all of these programs for a variety of reasons, including if market conditions change. Although these changes would not affect the net recorded costs of product already purchased, it may lower our gross margins on products we sell and therefore the income we realize on such sales in future periods.

Risks Related to Acquisitions and our Growth Strategy

We may not be able to identify potential acquisition targets or successfully complete acquisitions on acceptable terms, which could slow our inorganic growth rate.

Our growth strategy includes acquiring other businesses in the building products distribution industry. We continually seek additional acquisition candidates in selected markets, which include engaging in exploratory discussions with potential acquisition candidates, as well as engaging in competitive bidding processes for potential acquisition candidates. We are unable to predict whether or when we will be able to identify any suitable acquisition candidates, or, if we do, the likelihood that any such potential acquisition will be completed. The evaluation of each specific acquisition target business and the negotiation, drafting and execution of relevant transaction agreements and other ancillary documents, disclosure documents and other instruments, requires substantial management time and attention, as well as costs related to fees payable to counsel, accountants and other third parties. Our ability to consummate an acquisition is dependent on a number of factors and conditions that require time, attention and collaboration across multiple parties, including receipt of all necessary regulatory approvals of the contemplated transaction.

Certain acquisition opportunities may not result in the consummation of a transaction. When an identified transaction is not consummated, we are not able to recover the cost spent pursuing such transaction, which reduces the amount of capital available for other identified targets. Failure to complete an acquisition could adversely affect our business as we could be required to pay a termination fee under certain circumstances or be subject to litigation, and our stock price may also suffer as the failure to consummate such an acquisition may result in negative perception in the investment community. Additionally, we may not be able to identify or execute alternative arrangements on favorable terms, if at all.

If we cannot complete acquisitions that we identify on acceptable terms, our inorganic growth rate may decline. In addition, our current and potential competitors have made and may continue to make acquisitions that include acquisition candidates in which we were, or would have been, interested in pursuing and such competitors may establish cooperative relationships among themselves or with third parties. In the event that our inorganic growth does not keep pace with any significant consolidation among businesses in the building products distribution industry, our competitive position could be adversely affected.

We may not be able to effectively integrate newly acquired businesses into our operations or achieve expected cost savings or profitability from our acquisitions.

Acquisitions involve numerous risks, including:

- unforeseen difficulties or disruptions in integrating operations, technologies, services, accounting, and employees;
- diversion of financial and management resources from existing operations;
- unforeseen difficulties related to entering geographic regions where we do not have prior experience;
- potential loss of key employees;
- unforeseen cybersecurity risks related to the businesses acquired or to the manufacturers and vendors the acquired businesses rely on;
- unforeseen liabilities and expenses associated with businesses acquired; and
- inability to generate sufficient revenue or realize sufficient cost savings to offset acquisition or investment costs.

As a result, if we fail to evaluate, execute, and integrate acquisitions properly, we might not achieve the anticipated benefits of such acquisitions and we may incur costs in excess of what we anticipate.

We face competition for businesses that fit our acquisition strategy and, therefore, we may have to acquire targets at sub-optimal prices or, alternatively, forego certain acquisition opportunities.

Our acquisition strategy is focused on the acquisition of businesses in the building products distribution industry. In pursuing such acquisitions, we may face competition from other potential purchasers. Although the pool of potential purchasers for such businesses is typically small, those potential purchasers can be aggressive in their approach to acquiring such businesses. Furthermore, we may need to use third-party financing in order to fund some or all of these potential acquisitions, thereby increasing our acquisition costs. To the extent that other potential purchasers do not need to obtain third-party financing or are able to obtain such financing on more favorable terms, they may be in a position to be more aggressive with their acquisition proposals. As a result, in order to be competitive, our acquisition proposals may need to be aggressively priced, including at price levels that exceed what we originally determined to be achievable. Alternatively, we may determine that we cannot pursue on a cost-effective basis what would otherwise be an attractive acquisition opportunity.

The implementation of our cost and revenue initiatives to enhance efficiencies and drive organic growth may not be effective and may not improve our results of operations or cash flow from operations as planned.

Our organic growth strategy involves the implementation of a number of cost and revenue initiatives to further increase efficiency and drive growth, including advanced pricing analytics, demand and supply planning tools, financial management tools, and further back-office optimization. The implementation of these initiatives requires investments in management, operational and financial resources, and although we believe these strategies will drive revenue growth, margin and free cash flow, we can make no assurances that these initiatives will generate sufficient revenue or cost savings to recoup the costs of such investments. Further, if we are not able to successfully implement these cost reduction and revenue generating initiatives, our future financial results may suffer.

Risks Related to Cyclicality, Seasonality, and Weather

Cyclicality in our business and general economic conditions could result in lower revenues and reduced profitability.

A portion of the products we sell are for residential and non-residential construction. The strength of these markets depends on new housing starts and business investment, which are a function of many factors beyond our control, including credit and capital availability, interest rates, foreclosure rates, housing inventory levels and occupancy, changes in the tax laws, employment levels, consumer confidence, and the health of the U.S. economy and mortgage markets. Economic downturns in the regions and markets we serve could result in lower net sales and, since many of our expenses are fixed, lower profitability. Unfavorable changes in demographics, credit markets, consumer confidence, housing affordability, or housing inventory levels and occupancy, or a weakening of the U.S. economy or of any regional or local economy in which we operate, could adversely affect consumer spending, resulting in decreased demand for our products, and adversely affecting our business. In addition, instability in the economy and financial markets, including as a result of terrorism or civil or political unrest, may result in a decrease in housing starts or business investment, which would adversely affect our business.

Seasonality, weather-related conditions, and natural disasters may have a significant impact on our financial results.

The demand for building materials is heavily correlated to both seasonal changes and unpredictable weather patterns. Seasonal demand fluctuations are expected, such as in quarters ending March 31, when winter construction cycles and cold weather patterns typically have an adverse impact on new construction and re-roofing activity. The timing of weather patterns (unseasonable temperatures) and severe weather events (hurricanes, hailstorms, and protracted rain) may impact our financial results within a given period either positively or negatively, making it difficult to accurately forecast demand or results of operations. We expect that these seasonal and weather-related variations will continue in the future.

Certain extreme weather events and natural disasters, such as hurricanes, tornadoes, earthquakes, tropical storms, floods, droughts, and wildfires, may adversely impact us in several ways, including interfering with our ability to deliver our products, impeding our receipt of product from our vendors, disrupting branch staffing, reducing demand for our products, impairing our customers' ability to pay accounts receivable, and damaging our facilities and inventory, although some of these adverse impacts may be offset by increased demand relating to damage from these weather events and natural disasters. Some of the areas in which we operate, including California, Florida, Louisiana, North Carolina, Texas and other coastal areas, have experienced recent natural disasters and have increased risks of adverse weather or natural disasters. The physical effects of climate change may increase the frequency or severity of natural disasters and other extreme weather events in the future, which could increase our exposure to these risks.

Risks Related to Information Technology

If we encounter interruptions in the proper functioning of our information technology systems, including from cybersecurity threats, we could experience material problems with our operations, including inventory, collections, customer service, cost control, and business plan execution that could have a material adverse effect on our financial results, including unanticipated increases in costs or decreases in net sales.

Our information technology systems ("IT systems" or "systems"), which include information technology networks, hardware, applications, and the data related thereto, are integral to the operation of our business. We use our IT systems to, among other things, provide complete integration of purchasing, receiving, order processing, shipping, inventory management, delivery routing, sales analysis, cash management, and accounting, as well as to process, transmit, protect, store, and delete sensitive and confidential electronic data, including, but not limited to, employee, supplier, and customer data ("Data"). Our IT systems include third-party applications and proprietary applications developed and maintained by us. We rely heavily on information technology both in serving our customers and in our enterprise infrastructure to achieve our objectives. In certain instances, we also rely on the systems of third parties to assist with conducting our business, which includes, among other things, marketing and distributing products, developing new products and services, operating our website, hosting and managing our services, securely storing Data, processing transactions, purchasing and receiving, billing and accounts receivable management, responding to customer inquiries, managing inventory and our supply chain, and managing our human resources processes and services. As a result, the secure and reliable operation of our IT systems (including its function of securing Data), and those of third parties upon whom we depend, are critical to the successful operation of our business. Any failure or interruption of our IT systems, including the systems of third parties upon whom we depend, could have a material adverse effect on our business, financial results, and reputation.

Although our IT systems and Data are protected through security measures and business continuity plans, our systems and those of third parties upon whom we depend may be vulnerable to: natural disasters; power outages; telecommunication or utility failures; terrorist acts; breaches due to employee error or malfeasance or other insider threats; disruptions during the process of upgrading or replacing computer software or hardware; terminations of business relationships by us or third-party service providers; and disinformation campaigns, damage or intrusion from a variety of deliberate cyber-attacks carried out by insiders or third parties, which are becoming more sophisticated and include computer viruses, worms, gaining unauthorized access to systems for purposes of misappropriating assets or sensitive information either directly or through our vendors and customers, denial of service attacks, ransomware, supply chain attacks, data corruption, malicious distribution of inaccurate information or other malicious software programs that may impact such systems and cause operational disruption. For these IT systems and related business processes to operate effectively, we or our service providers must continually maintain and update them. Delays in the maintenance, updates, upgrading, or patching of these systems and related business processes could impair their effectiveness or expose us to security risks. In addition, if IT systems are damaged, restoration or recovery of those systems may not be achievable in a timely manner.

Even with our policies, procedures, and programs designed to ensure the integrity of our IT systems and the security of Data, we may not be effective in identifying and mitigating every risk to which we are exposed. In some instances, we may have no current capability to detect certain vulnerabilities, which may allow them to persist in the environment over long periods of time.

Additionally, existing and future artificial intelligence ("AI") capabilities present a growing threat by aiding experienced and inexperienced threat actors in identifying vulnerabilities and crafting increasingly sophisticated and targeted cybersecurity attacks. Vulnerabilities may also be introduced from the use of AI by us, our customers or suppliers. Use of AI by us or such third parties, whether authorized or unauthorized, increases the risk that our proprietary information or intellectual property will be unintentionally disclosed, and may introduce new risks such as inaccurate output.

Despite the precautions we take to mitigate the risks of such events, any attack on our IT systems or breach of our Data, or the IT systems and Data of third parties upon whom we depend, could result in, but are not limited to, the following: business disruption, misstated or misappropriated financial data, product shortages and/or an increase in accounts receivable aging, an adverse impact on our ability to attract and serve customers, delays in the execution of our business plan, theft of our intellectual property or other non-public confidential information and Data, including that of our customers, suppliers, and employees, liability for stolen assets or information, and higher operating costs including increased cybersecurity protection costs. Such events could harm our reputation and have an adverse impact on our financial results, including the impact of related legal, regulatory, and remediation costs. In addition, if any information about our customers, including payment information, were the subject of a successful cybersecurity attack against us, we could be subject to litigation or other claims by the affected customers. Further, regulatory authorities have increased their focus on how companies collect, process, use, store, share, and transmit personal data. Privacy security laws and regulations, including federal and state laws in the U.S. and federal and provincial laws in Canada, pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with data privacy laws and regulations could result in litigation, significant sanctions, monetary costs, or other harm to us.

Our business may be harmed if we are unable to effectively develop, implement, maintain, enhance, protect and upgrade information technology systems, including those systems of any businesses we acquire.

Our business may be harmed if we are unable to effectively implement our digital transformation initiatives and successfully integrate acquired companies' IT systems with our own. We expect our customers to continue to demand more sophisticated, fully integrated technology. To keep pace with changing technologies and customer demands, we must correctly address market trends and enhance the features and functionality of our IT systems in response to these trends, which may lead to significant ongoing software development costs. Any failure to respond to these trends in a timely or cost-effective manner could result in decreased demand for our services and a corresponding decrease in revenues.

In addition, we have made and expect to continue to make significant investments in AI and other emerging technologies to remain competitive, but there can be no assurance that our efforts will be successful or that we will be able to recoup the costs of such investments. If we are unable or slow to develop or deploy such emerging technologies in our business, our competitiveness will suffer.

The companies we acquire will need to be integrated with our IT systems, which may cause additional costs, delays or disruption. We may acquire companies with less sophisticated IT systems or cybersecurity practices, which could expose us to increased cybersecurity risks and vulnerabilities. Further, our IT systems need to be sufficiently scalable to support the future growth of our business and may require modifications or upgrades that expose us to additional risks of damage or disruption. Any material delay, disruption, malfunction or similar challenges with our IT systems or those of the companies we acquire could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Human Capital

Loss of key talent or our inability to attract and retain new qualified talent could hurt our ability to operate and grow successfully.

Our success will continue to depend to a significant extent on our executive officers and key management personnel, including branch managers. We may not be able to retain our executive officers and key personnel or recruit and attract additional qualified management. The loss of any of our current executive officers or other key management employees, or a delay in recruiting or our inability to recruit and retain qualified employees could adversely affect our ability to operate and make it difficult to execute our strategies to drive growth, scale our operations, enhance customer service, and expand our footprint in key markets. In addition, our operating results could be adversely affected by increased competition for employees, shortages of qualified workers, or higher employee turnover, all of which could have adverse effects on levels of customer service or result in increased employee compensation or benefit costs.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force or the labor force of our suppliers or customers.

Any labor disputes, work stoppages, or unionization efforts could result in significant increases in our cost of labor. While we believe that our relations with employees generally and the labor unions that represent our employees (which as of December 31, 2025 was approximately 4.1% of our workforce) are generally good and we have experienced no material strikes or work stoppages recently (and there are no material outstanding labor disputes currently), in the future we could experience these and other types of conflicts with labor unions, other groups representing employees, with the employees of the companies we acquire, or with our employees in general.

Installation, replacement and repair of roofing is a labor-intensive business. Demand for our products may be impacted by our customers' ability to attract, train, and retain workers. Changes in immigration laws and regulations, trends in labor migration, and increases in our customers' personnel costs or the inability of our customers to hire sufficient personnel, which may be amplified in tight labor market conditions, could adversely impact our business, financial position, results of operations, and cash flows.

We are dependent on the continued leadership of Brad Jacobs as chairman and chief executive officer. The possibility of the loss of Mr. Jacobs in these roles could have a material adverse effect on the Company's business, financial condition and results of operations.

We are dependent on the leadership of Brad Jacobs as chairman and chief executive officer and we have benefited substantially from his leadership and performance. Our ability to successfully implement our business strategy depends to a significant extent on the continued service and performance of Mr. Jacobs. The loss of Mr. Jacobs' services could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, financial condition and results of operations.

The past performance by Brad Jacobs or our management team may not be indicative of future performance or results.

Past performance by Brad Jacobs or our management team, including transactions in which they have participated and businesses with which they have been associated, may not be representative of our future performance or the returns the Company will generate going forward. Our financial condition and results of operations may be influenced by numerous factors, some of which are beyond our control. You should not rely on the historical record of Mr. Jacobs or our management team as indicative of the future performance of an investment of our Company.

Risks Related to Our Industry

A measure of our success is dependent on maintaining our safety record, and an injury to, or death of, any of our employees, customers, or members of the general public related to our business activities could result in material liabilities and reputational injury.

Our business activities include an inherent risk of catastrophic safety incidents that could result in injuries and deaths. The activities we conduct at our customers' designated delivery locations — which include construction and residential job sites — present a risk of injury or death to our employees, customers, or visitors, notwithstanding our compliance with safety regulations. We may be unable to avoid material liabilities for an injury or death, and our workers' compensation and other insurance policies may not be adequate or may not continue to be available on terms acceptable to us, or at all, which could result in material liabilities to us.

Further, as a wholesale distributor of roofing materials and other complementary building products, we lease and operate a fleet of commercial motor vehicles, including semi-tractor trailer trucks, flatbed trucks, and forklifts. Accordingly, a safety incident involving our commercial fleet could result in material economic damages, as well as injuries and/or death, for our employees and any other parties involved. Although we believe our aggregate insurance limits should be sufficient to cover our historic claims amounts, participants in commercial distribution and transportation activities (i.e., trucking and transportation) have experienced large verdicts, including some instances in which juries have awarded significant amounts.

In addition, our brand's reputation is an important asset to our business; as a result, anything that damages our brand's reputation could materially harm our business, results of operations, and financial condition. For example, negative media reports, whether or not accurate, can materially and adversely affect our reputation.

Moreover, social media has dramatically increased the rate at which negative publicity can be disseminated before there is any meaningful opportunity to respond to or address an issue to protect our reputation.

Our industry is highly fragmented and competitive. If we are unable to compete effectively, our net sales and operating results may be reduced.

The building products distribution industry is highly fragmented and competitive, with relatively low barriers to entry for local competitors. Competition is driven by factors such as pricing, product availability, service quality, delivery capabilities, customer relationships, geographic reach, and breadth of product offerings. Financial stability also plays a critical role, as suppliers and customers consider it when selecting distributors for their products, and it influences the favorability of the terms under which we purchase products from suppliers and sell them to customers.

Some competitors have been, or may be, acquired by larger companies and therefore may have access to greater financial and other resources than we do. As a result, we may be unable to maintain a cost structure low enough to compete effectively. If we cannot compete successfully, our future net sales and net income could decline.

Regional or global barriers to trade or a global trade war could increase the cost of products in the building products distribution industry, which could adversely impact the competitiveness of such products and the financial results of businesses in the industry.

The state of relationships between other countries and the United States with respect to trade policies, government relations and tariffs may impact our business. The U.S. government has and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain goods imported into the United States. There is concern that the imposition of tariffs by the United States could result in the adoption of tariffs or retaliatory measures by other countries, leading to a global trade war. Such tariffs or sanctions could raise the cost and reduce the supply of building materials and components. Our success in markets we may choose to enter in the future depends substantially on our ability to source local materials on terms that are favorable to us. In the event of a global trade war or regional dispute, local suppliers may choose to allocate their resources to local players in their markets and provide us with less favorable terms. Building products shortages and price increases for building products could cause distribution delays and increase our costs, which in turn could reduce our competitiveness and impact our ability to do business with certain counterparties.

General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions and changes in tariffs, including tariffs imposed by the United States and China, and the possibility of additional tariffs, non-tariff barriers or other trade restrictions between the United States and other countries where we might in the future distribute or sell products, could adversely impact our business. If we fail to anticipate and manage any of these dynamics successfully, our business, financial condition and results of operations could be adversely affected.

Risks Related to the Acquisition of Beacon

We may be unable to integrate Beacon successfully and realize the anticipated benefits of the Beacon Acquisition.

The successful integration of Beacon and operations into those of our own and our ability to realize the expected benefits of the transaction are subject to a number of risks and uncertainties, many of which are outside of our control. We will also be required to devote significant management attention and resources to integrating business practices, cultures and operations of each business. The risks and uncertainties relating to integrating the two businesses include, among other things:

- the challenge of integrating complex organizations, systems, operating procedures, compliance programs, technology, networks and other assets of Beacon;

- the difficulties harmonizing differences in the business cultures of QXO and Beacon;

- the inability to successfully integrate our respective businesses in a manner that permits us to achieve the cost savings and other anticipated benefits from the Beacon Acquisition;

- the inability to minimize the diversion of management attention from ongoing business concerns during the process of integrating Beacon into our businesses;

- the inability to resolve potential conflicts that may arise relating to customer, supplier and other important relationships of our business and Beacon;

- difficulties in retaining key management and other key employees; and

- the challenge of managing the expanded operations of a significantly larger and more complex company and coordinating geographically separate organizations.

As a result of the Beacon Acquisition, we expect to realize certain synergies and cost savings. Any synergies and cost savings that we realize may differ materially from our estimates and involve risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such estimates. This information is speculative in nature, and some or all of the assumptions underlying the estimated synergies and cost savings may not materialize or may vary from actual results. Our ability to realize these anticipated synergies and savings is subject to significant uncertainties and you should not place undue reliance on the adjustments in evaluating our anticipated results.

We have incurred substantial expenses to consummate the Beacon Acquisition but may not realize the anticipated benefits. In addition, even if we are able to integrate Beacon successfully, the anticipated benefits of the Beacon Acquisition may not be realized fully, or at all, or may take longer to realize than expected. Given the size and significance of the Beacon Acquisition, we may encounter difficulties in the integration of the operations of Beacon and may fail to realize the full benefits and synergies of the Beacon Acquisition, which could adversely impact our business, results of operation and financial condition.

Beacon may have liabilities that are not known to us.

Beacon may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations of Beacon. We cannot assure you that the indemnification available to us under the Agreement and Plan of Merger dated as of March 20, 2025 (the "Merger Agreement") in respect of the Beacon Acquisition will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business of Beacon or property that we assumed upon consummation of the Beacon Acquisition. We may learn additional information about Beacon that materially adversely affects us, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

We incurred, through our wholly owned subsidiary QXO Building Products, Inc. (formerly known as Beacon Roofing Supply, Inc.) and its subsidiaries (the "Credit Parties"), substantial indebtedness in connection with the Beacon Acquisition. As of December 31, 2025, we had $3.10 billion of outstanding indebtedness, consisting of $2.25 billion of our Notes (as defined herein) and $850.0 million under our Term Loan Facility (as defined herein). In addition, as of December 31, 2025, we had approximately $1.97 billion available for additional borrowing under our ABL Facility (as defined herein) (subject to a borrowing base and excluding approximately $21.2 million in letters of credit outstanding thereunder). See "Liquidity and Capital Resources" under Item 7 of Part II, "Management's Discussion and Analysis of Analysis of Financial Condition and Results of Operations" for additional details regarding such indebtedness.

Our high level of debt could have important consequences, including:

- making it more difficult for us to satisfy our obligations with respect to our debt and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing other indebtedness;

- requiring us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements, including dividends, if and when declared by our Board;

- increasing our vulnerability to general adverse economic and industry conditions;

- making us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

- restricting us from making strategic acquisitions, engaging in development activities or exploiting business opportunities;

- causing us to make non-strategic divestitures;

- exposing us to the risk of increased interest rates as certain of our borrowings are and may in the future be at variable rates of interest;

- limiting our flexibility in planning for and reacting to changes in our industry;

- impacting our effective tax rate; and

- increasing our cost of borrowing.

In addition, the credit agreements governing the Credit Facilities and the Indenture contain restrictive covenants that limit the ability of the Credit Parties to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy the obligations of the Credit Parties under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance the debt obligations of the Credit Parties depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit the Credit Parties to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund the debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet the scheduled debt service obligations. The instruments governing our indebtedness restrict our ability to dispose of assets and restrict the use of proceeds from those dispositions and also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

Our inability to generate sufficient cash flows to satisfy the debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, financial condition and results of operations and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The credit agreements that govern the Credit Facilities and the Indenture contain, and any other existing or future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, through the Credit Parties, including restrictions on the ability of the Credit Parties to, among other things:

- incur additional debt, guarantee indebtedness or issue certain preferred shares;

- pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock or make other restricted payments;

- prepay, redeem or repurchase certain debt;

- make loans or certain investments;

- sell certain assets;

- create liens on certain assets;

- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

- enter into certain transactions with our affiliates;

- enter into agreements restricting our subsidiaries' ability to pay dividends; and

- designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business, and may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants under the Credit Facilities, the Indenture or any of our other existing or future indebtedness could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of an event of default under the Credit Facilities, the lenders:

- will not be required to lend any additional amounts to us;

- could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit;

- could require us to apply all of our available cash to repay these borrowings; or

- could effectively prevent us from making debt service payments (due to a cash sweep feature).

Such actions by the lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the holders of the Notes, the lenders under the Credit Facilities and any of our other existing or future secured indebtedness could proceed against the collateral granted to them to secure the Notes, the Credit Facilities or such other indebtedness. We pledged a significant portion of our assets as collateral under the Notes and the Credit Facilities.

Regulatory and General Risks

Our activities and operations are subject to numerous laws and regulations and we could become subject to newly enacted laws and regulations, compliance with which could increase our general and administrative costs. If we violate such laws or regulations, we could face penalties and fines or be required to curtail operations.

We are subject to various federal, state, provincial, local and other laws and regulations, including, among other things, environmental, climate, transportation, health and safety laws and regulations, tax laws and regulations, and potential tariffs on imported products. Some of the regulations to which we are subject include:

- transportation regulations promulgated by the U.S. Department of Transportation;

- work safety regulations promulgated by the Occupational Safety and Health Administration;

- employment regulations promulgated by the U.S. Equal Employment Opportunity Commission and the U.S. Department of Labor;

- environmental regulations promulgated by the Environmental Protection Agency; and

- similar regulations promulgated by state, provincial, and local regulators.

Concern over climate change has led to, and may in the future lead to, new or increased legal and regulatory requirements designed to reduce or mitigate the effects of climate change, which could increase our operating or capital expenses and compliance burdens.

Applicable laws and regulations require us to obtain and maintain permits and approvals and implement programs and procedures to control risks associated with our operations. Compliance in these or other areas may increase our general and administrative costs and adversely affect our financial condition, operating results, and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our business could expose us to investigation, enforcement actions, litigation, and substantial fines and penalties that could adversely affect our financial condition, results of operations, and cash flows.

These laws, regulations, or rules and their interpretation and application may also change from time to time and those changes could be substantial and have a material adverse effect on our business, financial condition, results of operations, and cash flows. We cannot predict the nature and timing of future developments in law and regulations and whether we will be successful in meeting future demands of regulatory bodies in a manner which will not materially adversely affect us.

We may be subject to periodic litigation, regulatory proceedings and enforcement actions, which may adversely affect our business and financial performance.

From time to time, we are involved in lawsuits, regulatory proceedings and enforcement actions, brought or threatened against us in the ordinary course of business. Our business is subject to the risk of claims involving current and former employees, affiliates, suppliers, competitors, stockholders, government regulatory agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, antitrust enforcement, regulatory actions or other proceedings.

Due to the inherent uncertainties of litigation, it is often difficult to accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is often difficult to assess or quantify, as plaintiffs may seek injunctive relief or recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages or other losses, or injunctive or declaratory relief. These proceedings or actions could result in substantial cost and may require us to devote substantial resources to defend ourselves and distract our management from the operation of our business. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. We may therefore incur significant expenses defending any such suit or government charge and may be required to pay amounts or otherwise change our operations in ways that could adversely affect our results of operations and financial condition.

Risks Related to Ownership of our Common Stock

Future sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Sales of our common stock by current stockholders may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, and make it more difficult to sell shares of our common stock. We have filed a registration statement and prospectus supplements registering the resale of 857,077,924 shares of common stock held by, or issuable upon conversion or exercise of securities held by, stockholders party to certain agreements with the Company providing them with registration rights. In addition, we agreed to use commercially reasonable efforts to file a prospectus supplement covering the resale of (i) a new series of Series C Preferred Stock (as further discussed in Recent Developments above) and common stock issuable upon the conversion of the Series C Preferred Stock within 30 days following the closing of a Qualifying Acquisition and (ii) the Consideration Shares to be issued in connection with the Kodiak Acquisition as soon as practicable after the closing of such transaction (as discussed in Recent Developments above). Substantial sales of securities by these stockholders and investors, or the perception that substantial sales will be made in the public market, could have a material adverse effect on the market price for our common stock.

In addition, pursuant to the Amended and Restated Investment Agreement (the "Investment Agreement"), dated April 14, 2024, among the Company, Jacobs Private Equity II, LLC ("JPE") and certain other investors thereto (collectively, the "Investors"), we issued and sold 1,000,000 shares of Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Convertible Perpetual Preferred Stock") and warrants exercisable for an aggregate of 219 million shares of common stock (the "Warrants"). In connection with that transaction, we also entered into a registration rights agreement with JPE and certain of the Investors, pursuant to which JPE has certain demand registration rights that may require us to conduct underwritten offerings of the underlying shares. Any shares of common stock sold in these offerings will be freely tradable. In the event such registration rights are exercised and a large number of shares of common stock is sold, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

We have also registered and will continue to register on Form S-8 all shares of common stock that are issuable under the QXO, Inc. 2024 Omnibus Incentive Plan, including shares of common stock that are issuable upon the exercise and/or vesting of equity awards granted in connection with the Beacon Acquisition that replaced certain previously outstanding Beacon awards. As a consequence, these shares can be freely sold in the public market upon issuance. Any sales of shares by these stockholders could have a negative impact on the trading price of our common stock and result in dilution.

The Mandatory Convertible Preferred Stock, the Depositary Shares and, if issued, the Series C Preferred Stock may adversely affect the market price of our common stock.

The market price of our common stock is likely influenced by our outstanding depositary shares ("Depositary Shares"), each representing a 1/20th interest in a share of 5.50% Series B Mandatory Convertible Preferred Stock, par value $0.001 per share ("Mandatory Convertible Preferred Stock") and the anticipated issuance of the Series C Preferred Stock. The market price of our common stock could become more volatile and could be depressed by: (i) investors' anticipation of the potential resale in the market of a substantial number of additional shares of common stock received upon conversion of the Mandatory Convertible Preferred Stock (and, correspondingly, the Depositary Shares) and, if issued, the Series C Preferred Stock; (ii) possible sales of our common stock by investors who view the Depositary Shares as a more attractive means of equity participation in us than owning shares of common stock; and (iii) hedging or arbitrage trading activity that we expect to develop involving the Depositary Shares, our common stock and, if issued, the Series C Preferred Stock.

Our common stock ranks junior to our Convertible Perpetual Preferred Stock, our Mandatory Convertible Preferred Stock and, if issued, our Series C Preferred Stock with respect to dividends and amounts payable in the event of our liquidation, winding-up or dissolution.

Our common stock ranks junior to both our Convertible Perpetual Preferred Stock and our Mandatory Convertible Preferred Stock and, if issued, will rank junior to the Series C Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, winding-up or dissolution. This means that, unless accumulated dividends have been paid or set aside for payment on all our outstanding Convertible Perpetual Preferred Stock, Mandatory Convertible Preferred Stock and, if issued, any Series C Preferred Stock through the most recently completed dividend period, no dividends may be declared or paid on our common stock subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, winding-up or dissolution, no distribution of our assets may be made to holders of our common stock until we have paid to holders of our Convertible Perpetual Preferred Stock and Mandatory Convertible Preferred Stock a liquidation preference equal to $1,000 per share (plus accumulated and unpaid dividends) and, if the Series C Preferred Stock is issued, a liquidation preference equal to $10,000 per share (plus accumulated and unpaid dividends) to such stockholders.

We currently do not intend to pay dividends on our common stock in the foreseeable future. As a result, your ability to achieve a return on your investment may depend on appreciation in the market price of our common stock.

Although we have previously declared and paid cash dividends on our common stock, we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

New investors in future financing transactions could gain rights, preferences and privileges senior to those of the Company's existing stockholders.

We expect that significant additional capital may be needed in the future to support our business growth. To the extent we raise additional capital by issuing common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in substantial dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock.

The concentration of ownership by Mr. Jacobs and director designation rights may have the effect of delaying or preventing a change in control of the Company and could affect the market price of shares of our common stock.

Our chairman and chief executive officer, Brad Jacobs, beneficially owns or controls approximately 22.1% of the voting power of our capital stock (including the voting power attributable to our preferred stock). This concentration of ownership and voting power allows Mr. Jacobs to exert significant influence over our decisions, including matters requiring approval by our stockholders (such as, subject to certain limitations, the election of directors and the approval of mergers or other extraordinary transactions), regardless of whether or not other stockholders believe that the transaction is in their own best interests.

In addition, under our Fifth Amended and Restated Certificate of Incorporation (the "Charter"), JPE, which is controlled by Mr. Jacobs, is currently entitled to designate 40% of the total Board members in connection with each meeting of stockholders at which directors are to be elected because the Investors party to the Investment Agreement beneficially own or control approximately 39.4% of the voting power of our capital stock when calculated on a fully-diluted, as-converted basis, assuming the exercise of the Warrants. JPE currently holds 900,000 shares of Convertible Perpetual Preferred Stock and 197,109,065 Warrants, which may be converted or exchanged into an aggregate of 394,218,132 shares of common stock. So long as the Investors party to the Investment Agreement collectively own or control (together with their affiliates) Convertible Perpetual Preferred Stock, shares of common stock or other voting securities, or Warrants exercisable for such securities, representing, in the aggregate, at least 30% of the total voting power of the capital stock of the Company, calculated on a fully-diluted, as-converted basis, JPE will continue to be entitled to designate 40% of the total Board members. JPE's right to designate persons to the Board will generally decrease proportionally with a decrease in the Investors' ownership or control (together with affiliates) of Convertible Perpetual Preferred Stock, shares of common stock or other voting securities, or Warrants exercisable for such securities, calculated on a fully diluted, as-converted basis. Accordingly, Mr. Jacobs may be able to exercise significant influence over our business policies and affairs.

Such concentration of voting power and designation rights could also have the effect of delaying, deterring or precluding a change of control or other business combination that might otherwise be beneficial to our stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Anti-takeover provisions contained in our Charter and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Charter and amended and restated bylaws contain, and the General Corporation Law of the State of Delaware (the "DGCL") contains, provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board. These provisions provide for the following:

- the right of JPE to designate Board members;

- the ability of our remaining directors to fill vacancies on our Board;

- limitations on stockholders' ability to call a special stockholder meeting or act by written consent;

- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

- the right of our Board to issue preferred stock without stockholder approval; and

- the limitation of liability of, and provision of indemnification to, our directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. In addition, we are subject to Section 203 of the DGCL, which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation's outstanding voting stock.

Any provision of our Charter, our amended and restated bylaws, or the DGCL that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our Charter provides that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware is the sole and exclusive forum for: i) any derivative action or proceeding brought on our behalf, ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, iii) any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the DGCL or of our Charter or our amended and restated bylaws (as either may be amended and/or restated from time to time), iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine, or v) any action asserting an "internal corporate claim" as defined under the DGCL. The exclusive forum provision does not apply to claims arising under the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities laws.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our Charter described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Our information security program is designed to protect and preserve the confidentiality, integrity, and availability of our information technology assets. This program is overseen by our chief information security officer ("CISO"), whose team is responsible for leading the cybersecurity strategy, policy, standards, threat detection and prevention, and incident response processes. Our CISO reports directly to our chief information officer ("CIO") on the effectiveness of our cybersecurity program and has 20 years of IT experience, including leadership roles with enterprise responsibility for IT audit, IT infrastructure, and cybersecurity. Our cybersecurity risk management system is integrated into our broader enterprise risk management ("ERM") framework. This ERM process is facilitated by a risk committee, which is comprised of senior leaders from key functional and operational areas across the company. The risk committee has separate discussions for each risk with senior-level risk owners who have firsthand knowledge of their commercial or functional area. For cybersecurity-related risks, these discussions include the CISO and other key IT leadership. Through these discussions, the risk committee develops an enterprise-wide risk profile, which it then reviews and refines with the executive leadership team before presenting it to the Board.

In addition to reports to the Board on our enterprise risks, at least annually, the Audit Committee reviews with management the Company's cybersecurity assessment and risk management policies, including any significant cybersecurity or data privacy risk exposures and management's plans to monitor or mitigate them.

We employ various technical controls and measures to protect against cybersecurity attacks, which align with functions identified in the National Institute of Standards and Technology Cybersecurity 2.0 Framework. These include, among other things, a cybersecurity awareness training program for all employees and frequent phishing simulations. The information security team also reviews our information security systems for unauthorized system access, cybersecurity incidents, indicators of compromise, and unusual traffic on our systems. Our CISO continuously monitors the effectiveness of our processes and controls, which drives investment decisions in our cybersecurity program.

We periodically engage external subject matter experts who provide independent qualitative and quantitative assessments of the cybersecurity program maturity and response readiness. Additionally, we use processes, such as third-party risk monitoring security rating agencies, to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems. We also maintain cybersecurity insurance coverage as part of our overall insurance portfolio.

As of December 31, 2025, we have not identified any risks from cybersecurity threats (including any previous cybersecurity incidents) that have materially affected, or are reasonably likely to materially affect, the Company, including our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect us, please see our Risk Factors discussion under the headings "Risks Related to Information Technology" in this Annual Report.

Item 2. Properties

Our main properties include corporate office space and branch facilities. We believe that all of our properties have been adequately maintained, are in good condition and are generally suitable and adequate for our current needs. Additional space may be required as we expand our business activities. We do not foresee any significant difficulties in obtaining additional facilities if deemed necessary.

Corporate Offices

Our corporate headquarters is located on leased premises in Greenwich, Connecticut. We also lease other corporate office space, with our largest offices located in Herndon, Virginia, Coppell, Texas, and Seattle, Washington. These locations have corporate functions such as executive management, accounting, sales, human resources, legal, marketing, supply chain management, business development and information technology. Our leased corporate offices range in size from approximately 600 square feet to 25,200 square feet.

Branch Facilities

As of December 31, 2025, we operated approximately 600 branch facilities throughout all 50 states in the U.S. and seven provinces in Canada. Of our total branch facilities, approximately 96% were located in the U.S. and approximately 4% were located in Canada. Our branch facilities range in size from approximately 2,000 square feet to 148,700 square feet. We lease approximately 97% of our branch facilities, and the remaining 3% are owned.

Item 3. Legal Proceedings

For information related to our legal proceedings, refer to Note 11 – *Commitments and Contingencies* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Beginning on January 17, 2025, the Company's common stock began trading on the NYSE under the symbol "QXO", and prior to that date the Company's common stock was traded on Nasdaq under the same symbol.

Holders of Common Equity

As of February 19, 2026, there were 177 stockholders of record. An additional number of stockholders are beneficial holders of our common stock in "street name" through banks, brokers and other financial institutions that are the record holders.

Dividend Information

On June 12, 2024, the Board paid a $17.4 million special cash dividend to its stockholders of record in connection with the Investment Agreement and related transactions. See Note 6 - *Equity* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report for additional information regarding the Investment Agreement and dividends.

We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. We currently anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and we do not anticipate paying cash dividends in the foreseeable future. The declaration of any future cash dividends is at the discretion of the Board and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. For additional information regarding dividends and restrictions on our ability to pay dividends, see Note 6 - *Equity* and Note 9 - *Debt* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report.

Unregistered Equity Securities

There were no unregistered sales of the Company's equity securities during the year ended December 31, 2025 that were not previously disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

Transfer Agent

Our transfer agent is Equiniti Trust Company, LLC, which is located at 28 Liberty Street, Floor 53, New York, NY 10005.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our consolidated financial statements would be affected to the extent that there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this report.

Overview

Prior to the Beacon Acquisition (as defined below), QXO, Inc. ("QXO", "we", "our", or the "Company") was primarily a technology solutions and professional services company, providing critical software applications, consulting and other professional services, including specialized programming, training and technical support to small and mid-size companies in the manufacturing, distribution and services industries.

Beacon Acquisition

On March 20, 2025, QXO entered into an Agreement and Plan of Merger (the "Merger Agreement") with Beacon Roofing Supply, Inc., a Delaware corporation ("Beacon"), and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO ("Merger Sub"), pursuant to which QXO agreed to acquire Beacon for a purchase price of $124.35 per share of common stock (the "Merger Consideration") of Beacon (the "Beacon Acquisition"). On April 29, 2025 (the "Closing Date"), pursuant to the Merger Agreement, Merger Sub merged with and into Beacon, with Beacon remaining as the surviving entity and being renamed QXO Building Products, Inc. ("QXO Building Products"), and the Company completed its acquisition of Beacon in a transaction that valued Beacon at $10.6 billion.

As a result of the Beacon Acquisition, QXO has transitioned to a building products distribution company and is the largest publicly-traded distributor of roofing, waterproofing, and complementary building products in North America. We plan to become the tech-enabled leader in the $800 billion building products distribution industry and generate outsized value for shareholders. We are executing our strategy toward a target of $50 billion in annual revenues within the next decade through accretive acquisitions and organic growth.

Results of Consolidated Operations

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

(in millions, except percentages)	Year Ended December 31, 2025[1]	Year Ended December 31, 2024	% of net sales[2] 2025	% of net sales[2] 2024
Net sales	$ 6,842.2	$ 56.9	100.0 %	100.0 %
Cost of products sold	5,269.5	33.8	77.0 %	59.4 %
Gross profit	1,572.7	23.1	23.0 %	40.6 %
Operating expense:				
Selling, general and administrative	1,394.8	93.0	20.4 %	163.4 %
Depreciation	108.4	0.2	1.6 %	0.4 %
Amortization	314.7	0.9	4.6 %	1.6 %
Total operating expense	1,817.9	94.1	26.6 %	165.4 %
Loss from operations	(245.2)	(71.0)	(3.6)%	(124.8)%
Interest (expense) income, net	(47.7)	121.8	(0.7)%	214.1 %
Loss on debt extinguishment	(49.7)	—	(0.7)%	— %
Other income, net	5.5	—	0.1 %	— %
(Loss) income before (benefit from) provision for income taxes	(337.1)	50.8	(4.9)%	89.3 %
(Benefit from) provision for income taxes	(57.7)	22.8	(0.8)%	40.1 %
Net (loss) income	$ (279.4)	$ 28.0	(4.1)%	49.2 %

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

[2] Percent of net sales may not foot due to rounding.

Comparison of the Years Ended December 31, 2025 and 2024

Net Sales

The following table summarizes net sales by line of business for the periods presented:

(in millions, except percentages)	Year Ended December 31, 2025(1)	2024	% of net sales 2025	2024
Residential roofing products	$ 3,307.1	$ —	48.3%	—%
Non-residential roofing products	1,883.9	—	27.5%	—%
Complementary building products	1,592.7	—	23.3%	—%
Software products and services	58.5	56.9	0.9%	100.0%
Total net sales	$ 6,842.2	$ 56.9	100.0%	100.0%

(1) Net sales include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

Net sales for the year ended December 31, 2025 increased to $6.84 billion compared to $56.9 million for the year ended December 31, 2024. The increase in net sales was primarily driven by the Beacon Acquisition as Beacon's net sales for the period of April 29, 2025 through December 31, 2025 are included in net sales for the year ended December 31, 2025. Beacon's sales for the year ended December 31, 2025, which includes sales for the pre-acquisition period of January 1, 2025 through April 28, 2025, were down relative to Beacon's sales for the year ended December 31, 2024 primarily due to macroeconomic headwinds consistent with the broader building products industry as well as the absence of named storms in the U.S. during the year ended December 31, 2025.

Cost of Products Sold

Cost of products sold for the year ended December 31, 2025 increased to $5.27 billion, up from $33.8 million for the year ended December 31, 2024. The comparative increase was primarily due to higher cost of products sold associated with increased net sales as a result of the Beacon Acquisition. Cost of products sold was also negatively impacted by the inventory fair value adjustments of $131.7 million as a result of recording Beacon's inventory at fair value on the acquisition date.

Selling, General and Administrative ("SG&A") Expense

SG&A expense for the year ended December 31, 2025 increased to $1.39 billion, up from $93.0 million for the year ended December 31, 2024. The increase in SG&A expense was primarily driven by costs incurred to support the ongoing operations of our business subsequent to the Beacon Acquisition, including payroll and employee benefit costs, warehouse operating costs, and general and administrative costs. The increase in SG&A expense was also attributable to increases in stock-based compensation expense of $110.1 million, acquisition-related transaction costs of $70.9 million and restructuring charges of $56.8 million.

Depreciation Expense

Depreciation expense was $108.4 million for the year ended December 31, 2025, compared to $0.2 million for the year ended December 31, 2024. The comparative increase was primarily due to an increase in property and equipment as a result of the Beacon Acquisition.

Amortization Expense

Amortization expense was $314.7 million for the year ended December 31, 2025, compared to $0.9 million for the year ended December 31, 2024. The comparative increase was primarily due to amortization expense associated with new customer relationships and trade names intangible assets recognized as a result of the Beacon Acquisition.

Interest (Expense) Income, Net

Interest (expense) income, net was $(47.7) million for the year ended December 31, 2025, compared to $121.8 million for the year ended December 31, 2024. The comparative increase in interest expense was primarily due to additional debt that was issued by QXO Building Products in connection with the Beacon Acquisition, resulting in higher interest expense. Interest (expense) income, net for the year ended December 31, 2025 was partially offset by interest income of $125.8 million recognized on interest-bearing cash accounts. Interest (expense) income, net for the year ended December 31, 2024 was $121.8 million comprised of interest income of $121.9 million recognized on interest-bearing cash accounts and interest expense of $0.1 million.

Loss on Debt Extinguishment

Loss on debt extinguishment was $49.7 million for the year ended December 31, 2025 due to the principal prepayment of $1.40 billion under the Term Loan Facility in May 2025 and the subsequent refinancing of the Term Loan Facility in November 2025. The loss on debt extinguishment includes the pro-rata extinguishment of previously capitalized original issue discounts and debt issuance costs and third-party fees associated with the modification of the Term Loan Facility.

Income Taxes

The Company's effective tax rate for the year ended December 31, 2025 was 17.1%, compared to 45.0% for the year ended December 31, 2024. The Company's effective tax rates for the year ended December 31, 2025 and 2024 were based on the U.S. federal statutory tax rate of 21% and state jurisdictional income tax rates, adjusted for permanent items including compensation above $1 million, inclusive of equity awards, paid to covered employees under Internal Revenue Code Section 162(m), excess tax benefits related to equity compensation and non-deductible transaction costs due to the Beacon Acquisition, coupled with the pre-tax loss during the year ended December 31, 2025.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law in the U.S. The OBBBA includes numerous provisions that affect corporate taxation, including changes to bonus depreciation, the expensing of domestic research costs, and modifications to certain U.S. international tax rules. The Company has analyzed the impacts of the OBBBA and reflected them in the current period. These impacts do not have a material effect on the tax rate for the year ended December 31, 2025.

Realization of our deferred tax assets depends on the reversal of our deferred tax liabilities. In considering our need for a valuation allowance, we consider our historical and future projected taxable income, as well as other objectively verifiable evidence, including our utilization of tax attributes net operating loss carryforwards through the realization of deferred tax liabilities.

We believe that it is at least more likely than not that the benefit of the year-to-date losses will be realized in future periods. However, our future effective tax rate may be affected by our ongoing assessment of the need for a valuation allowance on our deferred tax assets or liabilities, or changes in tax laws, regulations, or accounting principles, tax planning initiatives, as well as certain discrete items.

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this Annual Report Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Net Income (Loss), Adjusted Diluted Earnings (Loss) per Common Share ("Adjusted Diluted EPS"), Adjusted EBITDA and Adjusted EBITDA Margin, which represent non-GAAP financial measures.

We calculate Adjusted Gross Profit as gross profit excluding inventory fair value adjustments, and we calculate Adjusted Gross Margin as Adjusted Gross Profit divided by net sales. We calculate Adjusted Net Income (Loss) as net income (loss) excluding amortization; stock-based compensation; loss on debt extinguishment; restructuring costs; transaction costs; transformation costs; inventory fair value adjustments; and the income tax associated with such adjusting items. We calculate Adjusted Diluted EPS as Adjusted Net Income (Loss) divided by the weighted-averaged number of common shares outstanding during the period plus the effect of dilutive common share equivalents based on the most dilutive result of the if-converted and two-class methods. We calculate Adjusted EBITDA as net income (loss) excluding depreciation; amortization; stock-based compensation; interest (income) expense, net; loss on debt extinguishment; provision for (benefit from) income taxes; restructuring costs; transaction costs; transformation costs; and inventory fair value adjustments that we do not consider representative of our underlying operations. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales.

We have provided a reconciliation below of Adjusted Gross Profit to gross profit, the most directly comparable financial measure as measured in accordance with GAAP, as well as a calculation of gross margin and Adjusted Gross Margin. We have provided a reconciliation below of Adjusted Net Income (Loss) to net income (loss), the most directly comparable financial measure as measured in accordance with GAAP, as well as a calculation of diluted earnings (loss) per common share and Adjusted Diluted EPS. We have also provided a reconciliation below of Adjusted EBITDA to net income (loss), the most directly comparable financial measure as measured in accordance with GAAP, as well as a calculation of net margin and Adjusted EBITDA Margin.

Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating QXO's ongoing performance. We believe these non-GAAP financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, QXO's core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying business. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures of other companies.

Adjusted Gross Profit and Adjusted Gross Margin

A reconciliation of gross profit and gross margin to Adjusted Gross Profit and Adjusted Gross Margin is as follows:

(in millions, except percentages)	Year Ended December 31,			
	2025[1]		2024	
Gross profit	$	1,572.7	$	23.1
Inventory fair value adjustments[2]		131.7		—
Adjusted Gross Profit	$	1,704.4	$	23.1
Net sales	$	6,842.2	$	56.9
Gross margin[3]		23.0 %		40.6 %
Adjusted Gross Margin[3]		24.9 %		40.6 %

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

[2] Represents the inventory fair value adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition. The inventory fair value adjustments related to acquired businesses were fully recognized during the year ended December 31, 2025.

[3] Gross margin is calculated as gross profit divided by net sales. Adjusted Gross Margin is calculated as Adjusted Gross Profit divided by net sales.

Adjusted Net Income and Adjusted Diluted EPS

A reconciliation of net loss and diluted loss per common share to Adjusted Net Income and Adjusted Diluted EPS is as follows:

(in millions, except per share amounts)	Year Ended December 31, 2025[1]
Net loss	$ (279.4)
Benefit from income taxes	(57.7)
Loss before provision for income taxes	(337.1)
Amortization	314.7
Stock-based compensation	144.5
Loss on debt extinguishment[2]	49.7
Restructuring costs	59.6
Transaction costs	83.7
Transformation costs	44.9
Inventory fair value adjustments[3]	131.7
Adjusted income before provision for income taxes	491.7
Income tax associated with the adjustments above[4]	(129.0)
Adjusted Net Income	$ 362.7
Convertible Preferred Stock dividend	(90.0)
Mandatory Convertible Preferred Stock dividend	(18.9)
Undistributed income allocated to participating securities	(5.5)
Adjusted Net Income attributable to common stockholders	$ 248.3
Basic and diluted loss per common share	$ (0.63)
Adjusted Diluted EPS[5]	$ 0.34
Adjusted diluted weighted-average common shares outstanding[5]	727.3

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

[2] Represents extinguishment costs resulting from the partial prepayment of borrowings under the Term Loan Facility (as defined below) in May 2025 and the subsequent refinancing of the Term Loan Facility (as defined below) in November 2025.

[3] Represents the inventory fair value adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition. The inventory fair value adjustments related to acquired businesses were fully recognized during the year ended December 31, 2025.

[4] The effective tax rate to calculate Adjusted Net Income (Loss) for the year ended December 31, 2025 is 26.3% due to the tax calculated on adjusted income (loss) before provision for income taxes.

[5] Adjusted Diluted EPS is calculated as Adjusted Net Income (Loss) divided by the weighted-average number of common shares outstanding during the period plus the effect of dilutive common share equivalents based on the most dilutive result of the if-converted and two-class methods.

Adjusted EBITDA and Adjusted EBITDA Margin

A reconciliation of net (loss) income and net margin to Adjusted EBITDA and Adjusted EBITDA Margin is as follows:

(in millions, except percentages)	Year Ended December 31, 2025[1]		Year Ended December 31, 2024	
Net (loss) income	$	(279.4)	$	28.0
Depreciation		108.4		0.2
Amortization		314.7		0.9
Stock-based compensation		144.5		34.4
Interest expense (income), net		47.7		(121.8)
Loss on debt extinguishment[2]		49.7		—
(Benefit from) provision for income taxes		(57.7)		22.8
Restructuring costs		59.6		2.8
Transaction costs		83.7		12.8
Transformation costs		44.9		—
Inventory fair value adjustments[3]		131.7		—
Adjusted EBITDA	$	647.8	$	(19.9)
Net sales	$	6,842.2	$	56.9
Net margin[4]		(4.1)%		49.2 %
Adjusted EBITDA Margin[4]		9.5 %		(35.0)%

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

[2] Represents extinguishment costs resulting from the partial prepayment of borrowings under the Term Loan Facility (as defined below) in May 2025 and the subsequent refinancing of the Term Loan Facility (as defined below) in November 2025.

[3] Represents the inventory fair value adjustments related to recording the inventory of acquired businesses at fair value on the date of acquisition. The inventory fair value adjustments related to acquired businesses were fully recognized during the year ended December 31, 2025.

[4] Net margin is calculated as net income (loss) divided by net sales. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by net sales.

Seasonality

The demand for exterior building materials is closely correlated to both seasonal changes and unpredictable weather patterns, therefore demand fluctuations are expected. In general, we expect our net sales and net income to be the highest in quarters ending June 30, September 30, and December 31, which represent the peak months of construction and re-roofing. Conversely, we expect low net income levels or net losses in quarters ending March 31, when winter construction cycles and cold weather patterns have an adverse impact on our customers' ability to conduct their business.

Liquidity and Capital Resources

The Company's cash balance was $2.36 billion as of December 31, 2025 and consisted primarily of cash on deposit with banks and investments in money market funds. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, which may or may not be needed for additional working capital, acquisitions or other strategic investments. We continually evaluate our liquidity requirements considering our operating needs, growth initiatives and capital resources. Following the Beacon Acquisition, our primary sources of liquidity are cash on the balance sheet, cash generated by operations and borrowings under the ABL Facility. Our primary uses of cash after the Beacon Acquisition are working capital requirements, debt service requirements and capital expenditures. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months.

From time to time, depending upon market and other conditions, as well as upon our cash balances and liquidity, we, our subsidiaries or our affiliates may acquire our outstanding debt securities or our other indebtedness through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we, our subsidiaries or our affiliates may determine for cash or other consideration.

Convertible Preferred Stock

The Company has a quarterly dividend policy in place for its Convertible Preferred Stock, and dividends are paid when declared by the board of directors. During the year ended December 31, 2025, the Company paid $90.0 million of dividends to holders of Convertible Preferred Stock. Subsequent to the close of the year ended December 31, 2025, the Company paid $22.5 million of quarterly dividends to holders of Convertible Preferred Stock. These dividends are part of the Company's ongoing cash obligations and are considered when evaluating overall liquidity needs. For additional information regarding the Company's Convertible Preferred Stock see, Note 6 - *Equity* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report.

Private Placements

On June 13, 2024, the Company entered into purchase agreements with certain institutional and accredited investors to issue and sell in a private placement an aggregate of 340.9 million shares of the Company's common stock at a price of $9.14 per share, and pre-funded warrants (the "Pre-Funded Warrants") to purchase 42.0 million shares of the Company's common stock at a price of $9.13999 per Pre-Funded Warrant. Each Pre-Funded Warrant has an exercise price of $0.00001 per share, is exercisable immediately and until the Pre-Funded Warrant is exercised in full. The closing of the private placement was completed on July 19, 2024.

On July 22, 2024, the Company entered into purchase agreements with certain institutional and accredited investors to privately place 67.8 million shares of its common stock at a price of $9.14 per share. The closing of the private placement was completed on July 25, 2024.

On March 17, 2025, the Company entered into purchase agreements with certain institutional investors to privately place 67.5 million shares of its common stock at a price of $12.30 per share. The closing of the private placement was contingent upon the completion of the Beacon Acquisition and was completed on April 29, 2025. As a result of the closing, the Company raised $823.8 million in net proceeds, after deducting offering costs of $6.8 million, to partially fund the Beacon Acquisition and related costs.

Issuance of Mandatory Convertible Preferred Stock

On May 27, 2025, the Company completed a preferred stock offering, through which QXO issued and sold 11.5 million Depositary Shares, each representing a 1/20th interest in a share of the Company's 5.50% Series B Mandatory Convertible Preferred Stock, liquidation preference $1,000 per share, par value $0.001 per share. The amount issued included 1.5 million Depositary Shares issued pursuant to the exercise in full of the option granted to the underwriters to purchase additional Depositary Shares. The Company received net proceeds from the offering of $558.1 million, after deducting underwriting discounts, commissions and offering expenses of $16.9 million.

Dividends

The Mandatory Convertible Preferred Stock will accumulate dividends (which may be paid in cash or, subject to certain limitations, in shares of common stock or in any combination of cash and common stock) at a rate per annum equal to 5.50% on the liquidation preference of $1,000 per share, payable when, as and if declared by the Company's board of directors (or an authorized committee thereof), on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2025 and ending on, and including, May 15, 2028. Given the requirement to pay dividends in any settlement outcome of the Mandatory Convertible Preferred Stock, the Company accrues dividends whether or not they are formally declared by the Company's board of directors. During the year ended December 31, 2025, the Company paid $14.8 million of dividends to holders of Mandatory Convertible Preferred Stock. Subsequent to the close of the year ended December 31, 2025, the Company paid $7.9 million of quarterly dividends to holders of Mandatory Convertible Preferred Stock. These dividends are part of the Company's ongoing cash obligations and are considered when evaluating overall liquidity needs. For additional information regarding the Company's Mandatory Convertible Preferred Stock see, Note 6 - *Equity* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report.

Mandatory Conversion

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments, based on the applicable market value of the common stock:

Applicable Market Value of Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than $20.2126 (the "Threshold Appreciation Price")	49.4740 shares of common stock
Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 49.4740 and 60.6060 shares of common stock, determined by dividing $1,000 by the applicable market value
Less than $16.50 (the "Initial Price")	60.6060 shares of common stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments, based on the applicable market value of the common stock:

Applicable Market Value of Common Stock	Conversion Rate per Depository Share Representing a 1/20th interest in a share of the Mandatory Convertible Preferred Stock
Greater than the Threshold Appreciation Price	2.4737 shares of common stock
Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 2.4737 and 3.0303 shares of common stock, determined by dividing $50 by the applicable market value
Less than the Initial Price	3.0303 shares of common stock

Optional Conversion

Other than the occurrence of a fundamental change (as defined in the Company's Certificate of Designations relating to the Mandatory Convertible Preferred Stock) at any time prior to May 15, 2028, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder's shares of Mandatory Convertible Preferred Stock, in whole or in part, at the minimum conversion rate of 49.4740 shares of common stock per share of Mandatory Convertible Preferred Stock (equivalent to 2.4737 shares of common stock per Depositary Share), subject to certain anti-dilution and other adjustments. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change Conversion

If a fundamental change occurs on or prior to May 15, 2028, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of common stock at the fundamental change conversion rate during the period beginning on, and including, the effective date of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) May 15, 2028. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than May 15, 2028.

Ranking

The Mandatory Convertible Preferred Stock ranks, with respect to dividend rights and distribution of assets upon liquidation, winding-up or dissolution, (i) senior to the Company's common stock and each other class or series of capital stock, whether outstanding or established after the date of issuance of the Mandatory Convertible Preferred Stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Mandatory Convertible Preferred Stock as to payment of dividends and distribution of assets upon liquidation, winding-up or dissolution, and (ii) junior to the Convertible Preferred Stock. The Mandatory Convertible Preferred Stock ranks on a parity with or junior to each class or series of capital stock, the terms of which expressly provide for a pari passu or senior ranking, respectively, relative to the Mandatory Convertible Preferred Stock.

Voting Rights

Holders of Mandatory Convertible Preferred Stock will not have voting rights, except with respect to issuances of securities senior to the Mandatory Convertible Preferred Stock, amendments to the Company's Fifth Amended and Restated Certificate of Incorporation that would materially and adversely affect the rights of the holders of Mandatory Convertible Preferred Stock, or in the event of a merger, consolidation, exchange or reclassification involving the Mandatory Convertible Preferred Stock, or non-payment of dividends for six consecutive quarters.

Registered Equity Offerings

In April 2025, the Company sold 37.7 million shares of the Company's common stock in an underwritten public offering at a price of $13.25 per share. The closing of the equity offering was completed on April 21, 2025 and the Company raised $487.7 million in net proceeds from the equity offering, after deducting offering costs of $12.3 million. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 5.7 million shares of the Company's common stock at a price of $13.25 per share less underwriting discounts and commissions. On May 5, 2025, the option was partially exercised with respect to 4.0 million shares resulting in an additional $51.8 million of net proceeds. The remaining option to purchase additional shares expired unexercised at the end of the 30-day period.

In May 2025, the Company sold 48.5 million shares of the Company's common stock in an underwritten public offering at a price of $16.50 per share. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 7.3 million shares of the Company's common stock at a price of $16.50 per share less underwriting discounts and commissions. On May 21, 2025, the option was exercised in full. The closing of the equity offering was completed on May 23, 2025 and the Company raised $892.4 million in net proceeds from the equity offering, after deducting offering costs of $27.6 million.

In June 2025, the Company sold 89.9 million shares of the Company's common stock in an underwritten public offering at a price of $22.25 per share. The closing of the equity offering was completed on June 26, 2025 and the Company raised $1.96 billion in net proceeds from the equity offering, after deducting offering costs of $37.8 million. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 13.5 million shares of the Company's common stock at a price of $22.25 per share less underwriting discounts and commissions. On July 24, 2025, the option was partially exercised with respect to 1.7 million shares resulting in additional net proceeds of $38.1 million. The remaining option to purchase additional shares expired unexercised at the end of the 30-day period.

In January 2026, the Company sold 31.6 million shares of the Company's common stock in an underwritten public offering at a price of $23.80 per share. The closing of the equity offering was completed on January 20, 2026 and the Company raised $749.4 million in net proceeds from the equity offering, after deducting offering costs of $3.8 million. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 4.7 million shares of the Company's common stock at a price of $23.80 per share less underwriting discounts and commissions. The option to purchase additional shares expired unexercised at the end of the 30-day period.

January 2026 Investment Agreement

Subsequent to the close of the year ended December 31, 2025, the Company entered into an investment agreement in January 2026 (the "January 2026 Investment Agreement") with AP Quince Holdings, L.P., a fund managed by affiliates of Apollo Global Management, Inc., and the other investors party thereto (collectively, the "January 2026 Investors"). Pursuant to the January 2026 Investment Agreement, the January 2026 Investors committed until July 15, 2026 (the "Initial Commitment Period") to purchase up to 300,000 shares of a new series of Series C Convertible Perpetual Preferred Stock, par value $0.001 per share, for an aggregate purchase price of $3.0 billion to fund one or more acquisitions of assets, equity or businesses (or portions thereof) for a purchase price in excess of $1.5 billion or as otherwise determined by the Company (each, a "Qualifying Acquisition"). The Initial Commitment Period will be extended with respect to the commitment for a Qualifying Acquisition up to an additional 12 months if a definitive acquisition agreement for such Qualifying Acquisition is executed before the expiration of the Initial Commitment Period.

Senior Secured Notes

On April 29, 2025, Merger Sub (the "Issuer") completed the issuance and sale of $2.25 billion in aggregate principal amount of 6.75% Senior Secured Notes due 2032 (the "Notes"). The Notes were issued pursuant to an Indenture, dated as of April 29, 2025 (as supplemented, the "Indenture"), and, upon consummation of the Beacon Acquisition, QXO Building Products assumed the obligations under the Notes and the Indenture and certain of QXO Building Products' subsidiaries (collectively, the "Subsidiary Guarantors") guaranteed QXO Building Products' obligations under the Notes and the Indenture. The Notes are secured by first-priority liens on substantially all assets of the Issuer and the Subsidiary Guarantors, other than the ABL Priority Collateral (as defined below) (the "Notes Priority Collateral") and by second-priority liens on substantially all of the Issuer's and the Subsidiary Guarantors' inventory, receivables and related assets (the "ABL Priority Collateral"), in each case, subject to certain exceptions and permitted liens. The Notes will mature on April 30, 2032. Interest on the Notes accrues at 6.75% per annum and will be paid semi-annually, in arrears, on April 30 and October 30 of each year, beginning October 30, 2025. Proceeds from the Notes were used to partially fund the Beacon Acquisition and related transaction expenses.

On or after April 30, 2028, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, at the redemption prices set forth in the Indenture. In addition, prior to April 30, 2028, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus a "make-whole" premium and accrued and unpaid interest, if any. Notwithstanding the foregoing, at any time prior to April 30, 2028, the Issuer may also redeem up to 50% of the aggregate principal amount of the Notes with funds in an aggregate amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.75% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any. In addition, prior to April 30, 2028, the Issuer may redeem during each twelve-month period up to 10% of the original aggregate principal amount of the Notes at a redemption price equal to 103%, plus accrued and unpaid interest, if any.

The Indenture includes customary affirmative and negative covenants with respect to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important qualifications and exceptions. Additionally, upon the occurrence of specified change of control events, the Issuer must offer to repurchase the Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the purchase date. The Indenture also provides for customary events of default. As of December 31, 2025, the Issuer and its restricted subsidiaries were in compliance with these covenants.

Debt issuance costs of $22.2 million related to the Notes were capitalized and are being amortized over the term of the financing arrangement.

As of December 31, 2025, the outstanding balance on the Notes, net of $20.5 million of unamortized debt issuance costs, was $2.23 billion.

<u>Term Loan Facility</u>

On April 29, 2025, Merger Sub, as initial borrower, entered into a Term Loan Credit Agreement (the "Term Loan Credit Agreement") with Queen HoldCo, LLC ("Holdings"), the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, which provides for senior secured financing consisting of a term loan facility (the "Term Loan Facility") in an aggregate principal amount of $2.25 billion. Upon the consummation of the Beacon Acquisition, QXO Building Products entered into a joinder to the Term Loan Credit Agreement as the surviving borrower (the "Borrower"). The facility matures on April 30, 2032. Proceeds from the Term Loan Facility were used to partially fund the Beacon Acquisition and related transaction expenses.

Borrowings under the Term Loan Facility bear interest at variable rates based on Term SOFR or a base rate, in each case plus an applicable margin. The facility requires scheduled quarterly amortization payments in an annual amount equal to 1.0% of the original principal amount of borrowings under the Term Loan Facility, with the remaining balance due at maturity. The Term Loan Facility also requires the Borrower to make certain mandatory prepayments. The Borrower can make voluntary prepayments at any time without penalty, except in connection with a repricing event in respect of the Term Loan Facility, subject to customary breakage costs. Any refinancing through the issuance of certain debt or any repricing amendment, in either case, that constitutes a "repricing event" applicable to the term loans resulting in a lower yield occurring at any time during the first six months after the closing date of the Term Loan Facility will be accompanied by a 1.00% prepayment premium or fee, as applicable.

The Term Loan Facility is unconditionally guaranteed by Holdings on a limited-recourse basis and secured by a first-priority lien on the equity interests of the Borrower held by Holdings. The Term Loan Facility is also guaranteed by each Subsidiary Guarantor and secured by a first-priority lien with respect to the Notes Priority Collateral and a second-priority lien with respect to the ABL Priority Collateral. The Term Loan Facility is secured on a ratable basis with the Notes with respect to the Notes Priority Collateral and the ABL Priority Collateral.

The Term Loan Credit Agreement includes customary affirmative and negative covenants with respect to the Borrower and its restricted subsidiaries. These covenants are subject to a number of important qualifications and exceptions. The Term Loan Credit Agreement contains certain customary events of default, including relating to a change of control. As of December 31, 2025, the Borrower and its restricted subsidiaries were in compliance with these covenants.

The principal amount of borrowing under the Term Loan Facility was reduced by an original issue discount ("OID") of 1%. OID costs of $22.5 million and debt issuance costs of $50.9 million related to the Term Loan Facility were capitalized and are being amortized over the term of the financing arrangement.

On May 29, 2025, the Borrower made a voluntary principal prepayment of $1.40 billion under the Term Loan Facility. As a result, the Borrower was relieved of its obligation to make quarterly amortization payments in an annual amount equal to 1.0% of the original principal amount of borrowings under the Term Loan Facility. Additionally, as a result of the principal prepayment, the Borrower recognized a loss on debt extinguishment of $45.7 million comprised of $14.0 million of unamortized OID costs and $31.7 million of unamortized debt issuance costs related to the Term Loan Facility.

On November 5, 2025, the Borrower amended the Term Loan Credit Agreement in order to refinance the Term Loan Facility. The amendment reduced the applicable margin for borrowings under the Term Loan Facility from 3.00% to 2.00% for Term SOFR borrowings and from 2.00% to 1.00% for base rate borrowings (the "Term Loan Refinancing"). As a result of the Term Loan Refinancing, the Borrower recognized a loss on debt extinguishment of $4.0 million, which is comprised of $0.9 million of unamortized OID costs, $2.2 million of unamortized debt issuance costs, and $0.9 million of third-party fees associated with the modification of the Term Loan Facility. Additionally, new debt issuance costs of $0.1 million were capitalized and are being amortized over the term of the financing arrangement.

The loss on debt extinguishment resulting from the principal prepayment and the subsequent Term Loan Refinancing was separately recognized on the consolidated statements of operations.

As of December 31, 2025, the outstanding balance on the Term Loan Facility, net of $6.8 million of unamortized OID costs and $15.4 million of unamortized debt issuance costs, was $827.8 million.

<u>ABL Credit Agreement</u>

On April 29, 2025, Merger Sub, as initial borrower, entered into the Asset-Based Revolving Credit Agreement (the "ABL Credit Agreement"), with Holdings, the lenders party thereto and Citibank, N.A., as administrative agent and collateral agent, which provides for an asset-based revolving credit facility (the "ABL Facility" and, together with the Term Loan Facility, the "Credit Facilities"), with an aggregate borrowing availability equal to the lesser of $2.0 billion, and the borrowing base. Upon the consummation of the Beacon Acquisition, the Borrower entered into a joinder to the ABL Credit Agreement as the surviving borrower. The ABL Facility matures on April 29, 2030. Based on the Borrower's borrowing base as of December 31, 2025, the Borrower had $1.97 billion borrowing capacity under the ABL Facility.

Borrowings under the ABL Facility bear interest at a rate equal to, at the Borrower's option, either (a) (x) Term SOFR determined by reference to the secured overnight financing rate published by the Federal Reserve Bank of New York, which rate shall be no less than zero or (y) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the prime rate quoted by the Wall Street Journal as the "Prime Rate" and (iii) the sum of one-month adjusted Term SOFR plus 1.00% per annum, which base rate shall be no less than 1.00%, or (b) (x) with respect to borrowings of Canadian dollars, Term CORRA determined by reference to the interbank offered rate administered by the CORRA Administrator, which rate shall be no less than zero or (y) a base rate determined by reference to the highest of (i) zero (0%), (ii) the one-month Term CORRA plus 1.00% per annum or (iii) the prime rate reported by Reuters, in each case plus an applicable margin based on excess availability set forth in the ABL Credit Agreement. The Borrower is also required to pay a commitment fee equal to 0.20% per annum (depending on the average utilization of the commitments) to the lenders under the ABL Facility in respect of the unutilized commitments thereunder. The Borrower can make voluntary prepayments at any time without penalty, subject to customary breakage costs.

The ABL Facility (and at the Borrower's option certain hedging, cash management and bank product obligations secured under the ABL Facility) is unconditionally guaranteed by Holdings on a limited-recourse basis and secured by a second-priority lien on the equity interests of the Borrower held by Holdings. The ABL Facility is also guaranteed by each Subsidiary Guarantor and secured by a second-priority lien with respect to the Notes Priority Collateral and a first-priority lien with respect to the ABL Priority Collateral.

The ABL Credit Agreement includes customary affirmative and negative covenants with respect to the Borrower and its restricted subsidiaries. These covenants are subject to a number of important qualifications and exceptions. The ABL Credit Agreement contains certain customary events of default, including relating to a change of control.

The ABL Facility requires that the Borrower, commencing on or after the last day of the first full fiscal quarter ending after the closing date of the ABL Facility, maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time that availability is less than the greater of (x) $120 million and (y) 10% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time. As of December 31, 2025, the Borrower and its restricted subsidiaries were in compliance with these covenants.

Debt issuance costs of $18.8 million related to the ABL Facility were capitalized and are being amortized ratably over the term of the financing arrangement. The debt issuance costs related to the ABL Facility are presented as an asset, included in other assets, net on the consolidated balance sheets. As of December 31, 2025, there were $16.3 million of unamortized debt issuance costs related to the ABL Facility.

As of December 31, 2025, there was no outstanding balance on the ABL Facility. The Borrower and its restricted subsidiaries had $21.2 million in outstanding standby letters of credit issued under the ABL Facility as of December 31, 2025.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
(in millions)	2025	2024
Net cash provided by operating activities	$ 261.4	$ 84.8
Net cash used in investing activities	(10,630.3)	(0.1)
Net cash provided by financing activities	7,662.8	4,981.1
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(0.5)	—
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (2,706.6)	$ 5,065.8

Operating Activities

Net cash provided by operating activities was $261.4 million for the year ended December 31, 2025, compared to $84.8 million for the year ended December 31, 2024. Cash provided by operations increased $176.6 million during the year ended December 31, 2025. The increase in cash provided by operations was primarily due to the seasonal timing of net working capital requirements for inventory purchases and cash collections as a result of Beacon's operations being included for the period of April 29, 2025 through December 31, 2025.

Investing Activities

Net cash used in investing activities was $10.63 billion for the year ended December 31, 2025, compared to $0.1 million for the year ended December 31, 2024. Cash used in investing activities increased $10.63 billion during the year ended December 31, 2025 primarily due to the Beacon Acquisition and an increase in capital expenditures during the period. See Note 3 – *Acquisitions* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report for more information.

Financing Activities

Net cash provided by financing activities was $7.66 billion for the year ended December 31, 2025, compared to $4.98 billion for the year ended December 31, 2024. Cash provided by financing activities increased $2.68 billion during the year ended December 31, 2025 primarily due to the issuance of the Notes, net borrowings under our Term Loan Facility, and net proceeds from the issuance of common stock and Mandatory Convertible Preferred Stock during the period, which were partially offset by net proceeds from the issuance of common stock, Convertible Preferred Stock and warrants in the prior year.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. While there are a number of accounting policies, methods, and estimates affecting our consolidated financial statements, we consider business combinations to be a critical accounting estimate.

Business Combinations

We record acquisitions resulting in the consolidation of a business using the acquisition method of accounting. Under this method, we record the assets acquired, including intangible assets that can be identified, and liabilities assumed based on their estimated fair values at the date of acquisition. Various Level 3 fair value assumptions are used in the determination of these estimated fair values, including items such as sales growth rates, cost synergies, customer attrition rates, discount rates, and other prospective financial information. The purchase price in excess of the fair value of the assets acquired and liabilities assumed is recorded as goodwill. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. We believe these estimates are based on reasonable assumptions, however they are inherently uncertain and unpredictable, therefore actual results may differ. During the measurement period, which is up to one year from the acquisition date, we may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Transaction costs associated with acquisitions are expensed as incurred and are included as a component of selling, general and administrative expense within the consolidated statements of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We have operations principally within the U.S. and therefore have only minimal foreign currency exposure. We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Risk

Our cash equivalents consist primarily of demand and money market accounts and have an original maturity date of 90 days or less. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. As of December 31, 2025, we had no outstanding borrowings under our asset-based revolving lines of credit and outstanding borrowings, net of unamortized debt issuance costs, of $827.8 million under our Term Loan Facility and $2.23 billion under our Notes. Borrowings under our ABL Facility and Term Loan Facility incur interest on a floating rate basis while borrowings represented by our Notes incur interest on a fixed rate basis. As of December 31, 2025, our weighted-average effective interest rate on debt instruments with variable rates was 5.72%. A 10% increase or decrease in interest rates would not have a material effect on our interest income or expense.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of QXO, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of QXO, Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows, for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Customer Relationships Intangible Asset — Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Beacon Roofing Supply, Inc. (“Beacon”) for $10.6 billion on April 29, 2025. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including a customer relationship intangible asset of $3,900.6 million. Management estimated the fair value of the customer relationship intangible asset using the multi-period excess earnings method, which is an income approach methodology. A key assumption in the fair value measurement is the customer attrition rate (“attrition rate”), which projects the percentage of customer revenue from an existing customer base that is lost over the customer relationship intangible asset’s estimated useful life.

We identified the attrition rate assumption as a critical audit matter because of its significance to the fair value of the customer relationships intangible asset. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value and data specialists when performing audit procedures to evaluate the reasonableness of management’s selected attrition rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the attrition rate used in valuing the customer relationship included the following, among others:

- We evaluated management’s process for estimating the attrition rate by:
    - Comparing historical customer retention data for Beacon to management’s assumptions.

- ◦ Assessing the completeness and accuracy of the underlying data used to determine the estimated attrition rate.
- ◦ Performing a retrospective review of the attrition rate using actual results.
- With the assistance of our fair value and data specialists, we evaluated the reasonableness of the attrition rate by:
  - ◦ Performing sensitivity analyses to assess the impact of reasonably possible changes in the attrition rate on the calculated fair value of the customer relationship intangible asset.
  - ◦ Developing a range of independent attrition rate estimates using both historical Beacon Roofing Supply experience and relevant industry benchmarks and comparing these to the rate selected by management.
  - ◦ Recalculating the attrition rate and verifying the mathematical accuracy of the fair value model.
  - ◦ Performing a benchmarking analysis within transactions conducted in the building product distribution industry.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 27, 2026

We have served as the Company's auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of QXO, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of QXO, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MARCUM LLP

Marcum LLP

Marlton, New Jersey
March 4, 2025

We have served as the Company's auditor from 2004 to 2025.

QXO, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in millions, except per share amounts)

	December 31, 2025		December 31, 2024	
Assets				
Current assets:				
Cash and cash equivalents	$	2,361.6	$	5,068.5
Accounts receivable, net		1,145.1		2.7
Inventories, net		1,497.3		—
Vendor rebates receivable		427.0		—
Income tax receivable		31.6		—
Prepaid expenses and other current assets		83.7		18.4
Total current assets		5,546.3		5,089.6
Property and equipment, net		688.6		0.4
Goodwill		5,111.3		1.2
Intangibles, net		3,819.1		4.0
Operating lease right-of-use assets, net		689.6		0.3
Deferred income tax assets, net		—		2.6
Other assets, net		32.4		0.2
Total assets	$	15,887.3	$	5,098.3
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	819.0	$	6.2
Accrued expenses		574.3		38.6
Current portion of operating lease liabilities		107.5		0.2
Current portion of finance lease liabilities		49.2		0.1
Total current liabilities		1,550.0		45.1
Long-term debt, net		3,057.3		—
Deferred income tax liabilities, net		847.2		—
Operating lease liabilities		561.8		0.1
Finance lease liabilities		138.7		0.2
Other long-term liabilities		25.5		—
Total liabilities		6,180.5		45.4
Commitments and contingencies (Note 11)				
Stockholders' equity:				
Mandatory Convertible Preferred Stock, $0.001 par value; 0.6 shares and 0.0 shares authorized, issued and outstanding as of December 31, 2025 and December 31, 2024, respectively		558.1		—
Convertible Preferred Stock, $0.001 par value; authorized 10.0 shares, 1.0 shares issued and outstanding as of December 31, 2025 and December 31, 2024		498.6		498.6
Common stock, $0.00001 par value; authorized 2,000.0 shares; 674.5 and 409.4 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively		—		—
Additional paid-in capital		9,046.9		4,560.5
Retained earnings (accumulated deficit)		(394.5)		(6.2)
Accumulated other comprehensive loss		(2.3)		—
Total stockholders' equity		9,706.8		5,052.9
Total liabilities and stockholders' equity	$	15,887.3	$	5,098.3

See accompanying notes to the consolidated financial statements.

QXO, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in millions, except per share amounts)

	Year Ended December 31,		
	2025[1]		2024
Net sales	$	6,842.2	$ 56.9
Cost of products sold		5,269.5	33.8
Gross profit		1,572.7	23.1
Operating expense:			
Selling, general and administrative		1,394.8	93.0
Depreciation		108.4	0.2
Amortization		314.7	0.9
Total operating expense		1,817.9	94.1
Loss from operations		(245.2)	(71.0)
Interest (expense) income, net		(47.7)	121.8
Loss on debt extinguishment		(49.7)	—
Other income, net		5.5	—
(Loss) income before (benefit from) provision for income taxes		(337.1)	50.8
(Benefit from) provision for income taxes		(57.7)	22.8
Net (loss) income	$	(279.4)	$ 28.0
Loss per common share - basic and diluted (Note 7)	$	(0.63)	$ (0.11)
Total weighted-average common shares outstanding:			
Basic		613.0	204.0
Diluted		613.0	204.0

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

See accompanying notes to the consolidated financial statements.

QXO, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive (Loss) Income
(in millions)

	Year Ended December 31,	
	2025[1]	2024
Net (loss) income	$ (279.4)	$ 28.0
Other comprehensive loss:		
Foreign currency translation adjustment	(2.3)	—
Total other comprehensive loss	(2.3)	—
Comprehensive (loss) income	$ (281.7)	$ 28.0

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

See accompanying notes to the consolidated financial statements.

QXO, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity[1]
(in millions)

	Mandatory Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance as of December 31, 2023	—	$ —	—	$ —	0.7	$ —	$ 9.4	$ (1.9)	$ —	$ 7.5
Issuance of Convertible Preferred Stock and Warrants, net of issuance costs	—	—	1.0	498.6	—	—	483.0	—	—	981.6
Issuance of common stock and pre-funded warrants, net of issuance costs	—	—	—	—	408.7	—	4,051.1	—	—	4,051.1
Common stock dividend	—	—	—	—	—	—	(17.4)	—	—	(17.4)
Convertible Preferred Stock dividend	—	—	—	—	—	—	—	(32.3)	—	(32.3)
Stock-based compensation	—	—	—	—	—	—	34.4	—	—	34.4
Net income	—	—	—	—	—	—	—	28.0	—	28.0
Balance as of December 31, 2024	—	$ —	1.0	$ 498.6	409.4	$ —	$ 4,560.5	$ (6.2)	$ —	$5,052.9
Issuance of Mandatory Convertible Preferred Stock, net of issuance costs	0.6	558.1	—	—	—	—	—	—	—	558.1
Mandatory Convertible Preferred Stock dividend	—	—	—	—	—	—	—	(18.9)	—	(18.9)
Convertible Preferred Stock dividend	—	—	—	—	—	—	—	(90.0)	—	(90.0)
Issuance of common stock, net of issuance costs	—	—	—	—	256.6	—	4,256.0	—	—	4,256.0
Proceeds from stock option exercises	—	—	—	—	3.8	—	18.9	—	—	18.9
Awards assumed in acquisition	—	—	—	—	—	—	87.5	—	—	87.5
Vesting of stock-based compensation awards	—	—	—	—	4.7	—	—	—	—	—
Tax withholdings for stock-based compensation awards	—	—	—	—	—	—	(20.5)	—	—	(20.5)
Stock-based compensation	—	—	—	—	—	—	144.5	—	—	144.5
Other comprehensive loss	—	—	—	—	—	—	—	—	(2.3)	(2.3)
Net loss	—	—	—	—	—	—	—	(279.4)	—	(279.4)
Balance as of December 31, 2025	0.6	$ 558.1	1.0	$ 498.6	674.5	$ —	$ 9,046.9	$ (394.5)	$ (2.3)	$9,706.8

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

See accompanying notes to the consolidated financial statements.

QXO, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,	
	2025[1]	2024
Operating Activities		
Net (loss) income	$ (279.4)	$ 28.0
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	108.4	0.2
Amortization	314.7	0.9
Stock-based compensation	144.5	34.4
Amortization of debt issuance costs	6.7	—
Loss on debt extinguishment	49.7	—
Provision for credit losses	13.8	—
Non-cash lease expense	88.0	0.3
Deferred income taxes	(60.6)	(1.1)
Changes in operating assets and liabilities:		
Accounts receivable	159.8	0.2
Inventories	287.8	—
Vendor rebates receivable	(186.8)	—
Income tax receivable	(11.0)	—
Prepaid expenses and other current assets	19.9	(12.2)
Accounts payable and accrued expenses	(326.4)	34.4
Other assets and liabilities	(67.7)	(0.3)
Net cash provided by operating activities	261.4	84.8
Investing Activities		
Capital expenditures	(78.2)	(0.1)
Acquisition of business, net of cash acquired	(10,556.5)	—
Other	4.4	—
Net cash used in investing activities	(10,630.3)	(0.1)
Financing Activities		
Borrowings under revolving lines of credit	841.9	—
Payments under revolving lines of credit	(842.0)	—
Borrowings under term loan	2,250.0	—
Payments under term loan	(1,400.0)	—
Borrowings under senior notes	2,250.0	—
Payment of debt issuance costs	(114.5)	—
Payment of other debt	—	(1.7)
Payments under equipment financing facilities and finance leases	(30.3)	(0.2)
Proceeds from issuance of common stock related to equity awards	18.9	—
Proceeds from issuance of common stock, net of issuance costs	4,256.0	—
Proceeds from issuance of Mandatory Convertible Preferred Stock, net of issuance costs	558.1	—
Proceeds from issuance of Convertible Preferred Stock and warrants, net of issuance costs	—	981.6
Proceeds from the issuance of common stock and pre-funded warrants, net of issuance costs	—	4,051.1
Payment of taxes related to net share settlement of equity awards	(20.5)	—
Payment of common-stock dividend	—	(17.4)
Payment of dividends on Convertible Preferred Stock	(90.0)	(32.3)
Payment of dividends on Mandatory Convertible Preferred Stock	(14.8)	—
Net cash provided by financing activities	7,662.8	4,981.1
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(0.5)	—
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,706.6)	5,065.8
Cash, cash equivalents and restricted cash, beginning of period	5,072.0	6.2
Cash, cash equivalents and restricted cash, end of period	$ 2,365.4	$ 5,072.0
Supplemental Cash Flow Information		
Cash paid during the period for:		
Interest	$ 138.0	$ 0.1
Income taxes, net of refunds	$ 38.2	$ —

[1] Results include Beacon's operations from the date of acquisition on April 29, 2025 through December 31, 2025.

See accompanying notes to the consolidated financial statements.

1. Description of Business

Prior to the Beacon Acquisition (as defined below), QXO, Inc. ("QXO" or the "Company") was primarily a technology solutions and professional services company, providing critical software applications, consulting and other professional services, including specialized programming, training and technical support to small and mid-size companies in the manufacturing, distribution and services industries. On January 17, 2025, the Company transferred the listing of its common stock, par value $0.00001 per share (the "common stock"), from Nasdaq to the New York Stock Exchange (the "NYSE"). The Company's listing and trading of the common stock on Nasdaq ended at market close on January 16, 2025. The Company's common stock began trading on the NYSE on January 17, 2025.

Beacon Acquisition

On March 20, 2025, QXO entered into an Agreement and Plan of Merger (the "Merger Agreement") with Beacon Roofing Supply, Inc., a Delaware corporation ("Beacon"), and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO ("Merger Sub"), pursuant to which QXO agreed to acquire Beacon for a purchase price of $124.35 per share of common stock (the "Merger Consideration") of Beacon (the "Beacon Acquisition"). On April 29, 2025 (the "Closing Date"), pursuant to the Merger Agreement, Merger Sub merged with and into Beacon, with Beacon remaining as the surviving entity and being renamed QXO Building Products, Inc. ("QXO Building Products"), and the Company completed its acquisition of Beacon in a transaction that valued Beacon at $10.6 billion.

As a result of the Beacon Acquisition, QXO has transitioned to a building products distribution company and is the largest publicly-traded distributor of roofing, waterproofing and complementary building products in North America. The Company plans to become the tech-enabled leader in the $800 billion building products distribution industry and generate outsized value for shareholders. The Company is executing its strategy toward a target of $50 billion in annual revenues within the next decade through accretive acquisitions and organic growth.

The Company serves customers in all 50 states throughout the United States (the "U.S.") and seven provinces in Canada. The Company's material subsidiary is QXO Building Products.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of December 31, 2025 and December 31, 2024, the results of operations for the years ended December 31, 2025 and 2024, and cash flows for the years ended December 31, 2025 and 2024 in accordance with accounting principles generally accepted in the U.S. ("GAAP"). All inter-company transactions and accounts have been eliminated in consolidation.

The Beacon Acquisition has been accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805 ("ASC 805"), Business Combinations. As the legacy Beacon business now comprises substantially all of the Company and has significantly larger operations compared to the Company prior to the Beacon Acquisition, QXO determined that Beacon is the predecessor entity ("predecessor") for financial reporting purposes. The Company also determined that the Beacon Acquisition represented a fundamental change in QXO's operations.

Reclassifications

The Company has reclassified certain prior period amounts to conform with the current period presentation in the consolidated statements of operations related to revenue, cost of sales, depreciation and amortization, which are now presented to conform with the predecessor's historical presentation. The Company has also reclassified certain prior period amounts to conform with the current period presentation in the consolidated balance sheets related to deferred revenue, which is now presented within accrued expenses.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates include inventories, purchase price allocations, income taxes and vendor rebates receivable. Actual results could differ from those estimates.

Business Combinations

The Company records acquisitions resulting in the consolidation of a business using the acquisition method of accounting. Under this method, the Company records the assets acquired, including intangible assets that can be identified, and liabilities assumed based on their estimated fair values at the date of acquisition. Various Level 3 fair value assumptions are used in the determination of these estimated fair values, including items such as sales growth rates, cost synergies, customer attrition rates, discount rates, and other prospective financial information. The purchase price in excess of the fair value of the assets acquired and liabilities assumed is recorded as goodwill. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Management believes these estimates are based on reasonable assumptions, however they are inherently uncertain and unpredictable, therefore actual results may differ. During the measurement period, which is up to one year from the acquisition date, the Company may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Transaction costs associated with acquisitions are expensed as incurred and are included as a component of selling, general and administrative expense within the consolidated statements of operations.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains cash balances across a diversified portfolio of global financial institutions that exceed Federal Deposit Insurance Corporation insured limits. The Company believes these global financial institutions to be financially sound with minimal credit risk and the Company has not experienced any losses in such accounts. Amounts included in restricted cash primarily represent those required to be set aside by a contractual agreement as collateral for the Company's credit card program. The following table provides a reconciliation of cash, cash equivalents and restricted cash:

		As of	
(in millions)		December 31, 2025	December 31, 2024
Cash and cash equivalents	$	2,361.6	$ 5,068.5
Restricted cash included in prepaid expenses and other current assets		3.8	3.5
Total cash, cash equivalents and restricted cash	$	2,365.4	$ 5,072.0

Accounts Receivable

The Company records accounts receivable at the contractual amount and records an allowance for credit losses for the amount the Company estimates it may not collect. In determining the allowance for credit losses, the Company considers historical collection experience, the age of the accounts receivable balances, the credit quality and risk of its customers, any specific customer collection issues, current economic conditions, and other factors that may impact customers' ability to pay. The Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. Accounts receivable balances are written off once the receivables are no longer deemed collectible. For the year ended December 31, 2025, no single customer accounted for more than 1% of our net sales.

The following table represents the roll-forward of the allowance for credit losses for the year ended December 31, 2025 and the year ended December 31, 2024:

(in millions)		December 31, 2025	December 31, 2024
Balance at beginning of period	$	0.5	$ 0.5
Current period provision for expected credit losses		13.8	—
Recoveries		(1.3)	—
Balance at end of period	$	13.0	$ 0.5

Inventories

The Company's inventories primarily represent finished goods, consisting of products available for sale. Inventories acquired in connection with acquisitions are recorded at fair value as of the date of the acquisition. The Company's inventories not acquired in connection with acquisitions are accounted for using the weighted-average cost method and valued at the lower of cost or net realizable value.

Inventory costs consist of product and inbound shipping and handling costs. Inventory valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers or returns to product vendors.

Vendor Rebates

The Company's arrangements with vendors typically provide for rebates after it makes a special purchase and/or monthly, quarterly and/or annual rebates of a specified amount of consideration payable when a number of measures have been achieved. Annual rebates are generally related to a specified cumulative level of purchases on a calendar-year basis. The Company accounts for such rebates as a reduction of the inventory value until the product is sold, at which time such rebates reduce cost of products sold in the consolidated statements of operations. Throughout the year, the Company estimates the amount of the periodic rebates based upon the expected level of purchases. The Company continually revises these estimates to reflect actual rebates earned based on actual purchase levels.

Property and Equipment

Property and equipment acquired in connection with acquisitions are recorded at fair value as of the date of the acquisition and depreciated utilizing the straight-line method over the estimated remaining useful lives. All other additions are recorded at cost, and depreciation is computed using the straight-line method. The Company reviews the estimated useful lives of its fixed assets on an ongoing basis.

The estimated useful lives of property and equipment are principally as follows:

Buildings	40 years
Equipment	3 to 7 years
Furniture and fixtures	7 years
Software	3 to 5 years
Finance lease assets and leasehold improvements	Shorter of the estimated useful life or lease term, considering renewal options expected to be exercised.

The following is a summary of property and equipment, net:

	As of	
(in millions)	December 31, 2025	December 31, 2024
Equipment	$ 259.5	$ 4.0
Finance lease assets	216.9	—
Leasehold improvements	124.5	0.1
Furniture and fixtures	29.7	0.2
Software	31.2	—
Land and buildings	59.6	—
Construction in progress	55.1	—
Total property and equipment	776.5	4.3
Accumulated depreciation	(87.9)	(3.9)
Total property and equipment, net	$ 688.6	$ 0.4

Leases

The Company accounts for its leases in accordance with ASC 842, Leases. The Company mostly operates in leased branch facilities and corporate offices, which are accounted for as operating leases. The leases typically provide for a base rent plus real estate taxes and insurance. Certain of the leases provide for escalating rents over the lives of the leases, and rent expense is recognized over the terms of those leases on a straight-line basis. In addition, the Company leases equipment, such as trucks and forklifts. Equipment leases are accounted for as either operating or finance leases.

The Company determines whether an arrangement is a lease at inception. The determination as to whether an arrangement contains a lease is based on an assessment as to whether a contract conveys the right to the Company to control the use of identified property or equipment for a period of time in exchange for consideration.

Operating leases are included in operating lease right-of-use ("ROU") assets, current portion of operating lease liabilities, and operating lease liabilities in the Company's consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of financial lease liabilities, and finance lease liabilities in the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company determines an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate represents a significant judgment that is based on an analysis of the Company's credit rating, country risk, treasury and corporate bond yields, as well as comparison to the Company's borrowing rate on its most recent loan. The Company uses the implicit rate when readily determinable. The operating lease ROU assets also include any prepaid lease payments and lease incentives. The Company's lease terms include periods under options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The Company generally uses the base, non-cancelable lease term when determining the lease assets and liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. For finance leases, the lease asset is depreciated over the lease term and interest expense is recorded using the effective interest method.

The Company's lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Company has elected to combine fixed payments for non-lease components with lease payments and account for them together as a single lease component, which increases the lease assets and liabilities.

Payments under the Company's lease agreements are primarily fixed. However, certain lease agreements contain variable payments, which are expensed as incurred and are not included in the operating lease assets and liabilities. These amounts include payments affected by the Consumer Price Index and reimbursements to landlords for items such as property insurance and common area costs. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Goodwill

On an annual basis and at interim periods when circumstances require, the Company tests the recoverability of its goodwill and indefinite-lived intangible assets and reviews for indicators of impairment. Examples of such indicators include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

The following table sets forth the change in the carrying amount of goodwill during the year ended December 31, 2025:

(in millions)		December 31, 2025
Balance at beginning of period	$	1.2
Acquisitions		5,111.2
Translation and other adjustments		(1.1)
Balance at end of period	$	5,111.3

Intangible Assets

The Company amortizes certain identifiable intangible assets that have finite lives, currently consisting of customer relationships and trade names. These amortizable intangible assets are amortized over the useful lives of the asset using the straight-line amortization method. Amortizable intangible assets are tested for impairment, when deemed necessary, based on undiscounted cash flows and, if impaired, are written down to fair value based on either discounted cash flows or appraised values.

The following table summarizes intangible assets by category:

(in millions, except time periods)		As of December 31, 2025		December 31, 2024	Weighted-Average Remaining Life[1] (Years)
Amortizable intangible assets:					
Customer relationships and other	$	3,908.7	$	9.4	9.3
Trade names		229.9		—	2.3
Total amortizable intangible assets		4,138.6		9.4	9.0
Accumulated amortization		(320.2)		(5.4)	
Total amortizable intangible assets, net		3,818.4		4.0	
Indefinite-lived domain names		0.7		—	
Total intangibles, net	$	3,819.1	$	4.0	

[1] As of December 31, 2025.

The following table summarizes the estimated future amortization expense for intangible assets for each of the next five years ending December 31 and thereafter:

(in millions)		
2026	$	467.6
2027		467.5
2028		415.5
2029		390.3
2030		390.1
Thereafter		1,687.4
Total future amortization expense	$	3,818.4

Accrued Expenses

The following table presents the components of accrued expenses:

	As of			
(in millions)	December 31, 2025		December 31, 2024	
Inventory	$	170.0	$	—
Selling, general and administrative		146.8		—
Customer rebates		148.4		—
Payroll and employee benefit costs		66.5		8.1
Interest expense		27.1		—
Income taxes		—		24.0
Other		15.5		6.5
Total accrued expenses	$	574.3	$	38.6

Asset Retirement Obligations

A liability for an asset retirement obligation is recorded in the period in which it is incurred. When an asset retirement obligation liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. For each subsequent period, the liability is increased for accretion expense and the capitalized cost is depreciated over the useful life of the related asset. The Company recognized asset retirement obligations in connection with the Beacon Acquisition. As of December 31, 2025, the carrying amount of the Company's asset retirement obligations was $25.5 million, which is included in other long-term liabilities on the consolidated balance sheets.

Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

- Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

- Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company's current financial assets and liabilities approximate fair value due to their short-term nature and include cash and cash equivalents, accounts receivable, vendor rebates receivable, income tax receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities.

Net Sales

Net sales represent the consideration the Company expects to be entitled to in exchange for transferring products to customers. Performance obligations are satisfied at a point in time, and net sales are recognized when control of the product transfers to the customer, which occurs when the customer accepts the delivery of our product or takes possession of our product with rights and rewards of ownership. Substantially all of the Company's contracts have a single performance obligation—to deliver products—and are short-term in nature.

The Company does not provide extended payment terms, and payment is due shortly after control transfers. The Company generally does not require prepayments; however, to the extent customers make payments in advance of delivery, the Company records a liability. Total customer advances as of December 31, 2025 was $20.1 million, and are expected to be recognized as revenue in the following year due to the short-term nature of the contracts. There were no customer advances as of December 31, 2024.

Net sales are presented net of variable consideration, including estimated product returns, customer sales incentives (including volume rebates), and early payment discounts taken.

The Company estimates product returns based on historical return rates and records accrued sales returns and defers the related cost of products sold. Total accrued sales returns as of December 31, 2025 was $26.6 million and total cost of products sold deferred was $20.4 million. There were no accrued sales returns or cost of products sold deferred as of December 31, 2024. Provisions for early payment discounts are accrued in the same period in which the sale occurs based on historical experience. Commissions paid to internal sales teams to obtain contracts are expensed as incurred because the related contracts have a duration of one year or less. Sales taxes collected from customers and remitted to governmental authorities are excluded from net sales.

The Company offers sales incentives to customers, primarily volume rebates based on achieving specified sales levels. These volume rebates are not in exchange for a distinct good or service and therefore reduce net sales when the related revenue is recognized. The Company estimates volume rebate accruals based on contract terms, historical experience, and performance levels. Total accrued sales incentives as of December 31, 2025 was $148.4 million. There were no accrued sales incentives as of December 31, 2024.

Shipping and handling amounts billed to customers are included in net sales. Related shipping and handling costs are accounted for as fulfillment activities and are recognized in cost of products sold when control of the products transfers to the customer.

Customer advances, sales returns, and sales incentives are included in accrued expenses, early payment discounts are included in accounts receivable, net, and cost of products sold deferred are included in prepaid and other current assets in the consolidated balance sheets.

Stock-Based Compensation

The Company recognizes stock-based compensation expense based on the equity award's grant date fair value. For grants of restricted stock units ("RSUs") subject to service-based vesting conditions, the fair value is established based on the market price of the Company's common stock on the date of the grant. For grants of performance-based restricted stock units ("PRSUs") subject to market-based vesting conditions, the fair value is established using a Monte Carlo simulation lattice model. The determination of the fair value of stock-based awards is affected by the Company's stock price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends. The Company accounts for forfeitures as they occur. The grant date fair value of each award is amortized over the requisite service period.

Advertising Costs

Advertising costs are expensed as incurred.

Interest (Expense) Income, Net

The following table presents the components of interest (expense) income, net:

(in millions)	Year Ended December 31,			
	2025		2024	
Interest income	$	125.8	$	121.9
Interest expense		(173.5)		(0.1)
Interest (expense) income, net	$	(47.7)	$	121.8

Income Taxes

The Company accounts for income taxes using the liability method, which requires the recognition of a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on this guidance, the Company analyzes its filing positions in all of the federal, state, and foreign jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. Tax benefits from uncertain tax positions are recognized if it is more likely than not that the position is sustainable based solely on its technical merits.

The Company's accounting policy is to recognize any interest and penalties related to uncertain tax positions in (benefit from) provision for income taxes in the consolidated statements of operations.

Recent Accounting Pronouncements — Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "Improvements to Income Tax Disclosures," a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a registrant's effective tax rate reconciliation as well as information on income taxes paid. This standard should be applied prospectively, with retrospective application permitted. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this standard on December 31, 2025 using the prospective method of adoption.

The Company analyzed ASU 2023-09 and the impacts on the Company's effective tax rate table and income taxes paid table in Note 12. The Company adjusted its effective tax rate table for the year ended December 31, 2025 to align with the increased information requirements and required descriptions. Due to the Company's minimal foreign tax footprint, no jurisdictions were required to be detailed out separately in the effective tax rate table. Additionally, the Company provided a table of income taxes paid, net of refunds, for the year ended December 31, 2025 in Note 12. The significant federal, state, and foreign jurisdictions were determined based on a threshold of 5% of total income taxes paid, net of refunds.

Recent Accounting Pronouncements — Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The standard requires disclosure of disaggregated information about certain financial statement expense line items presented on the consolidated statements of operations in the notes to the financial statements on an interim and annual basis. The standard can be applied either prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". The standard provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC Topic 606. This standard should be applied prospectively and is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." The standard modernizes the recognition and disclosure framework for internal-use software costs, removing all references to software development stages and introducing a more judgment-based approach. This standard can be applied either prospectively, retrospectively, or utilizing a modified transition approach and is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

3. Acquisitions

Beacon Roofing Supply, Inc. Acquisition

On March 20, 2025, QXO entered into a Merger Agreement with Beacon and Merger Sub, pursuant to which QXO agreed to acquire Beacon for a purchase price of $124.35 per share of common stock of Beacon. On the Closing Date, pursuant to the Merger Agreement, Merger Sub merged with and into Beacon, with Beacon remaining as the surviving entity and being renamed QXO Building Products, Inc., and the Company completed its acquisition of Beacon.

As a result of the Beacon Acquisition, QXO has transitioned to a building products distribution company and is the largest publicly traded distributor of roofing, waterproofing and complementary building products in North America. The Beacon Acquisition was a key milestone in the Company's plan to become to tech-enabled leader in the $800 billion building products distribution industry and generate outsized value for shareholders.

The Company was determined to be the accounting acquirer in the Beacon Acquisition in accordance with ASC 805 primarily due to having board and common share voting control over the combined company, and its managers, including the chief executive officer, directing the activities of the newly merged entity. Furthermore, the Beacon Acquisition was initiated by QXO, and the Company retained the QXO name subsequent to the Beacon Acquisition. The historical financial statements of QXO prior to April 29, 2025 are reflected in this Annual Report as QXO's historical financial statements. Accordingly, the financial results of QXO as of and for any periods prior to April 29, 2025 do not include the financial results of Beacon and current and future results will not be comparable to historical results.

Additionally, in considering the foregoing principles of predecessor determination and in light of the Company's specific facts and circumstances, the Company determined that Beacon is the predecessor entity for financial reporting purposes.

Purchase Price

The following table summarizes the components of the preliminary aggregate purchase consideration paid to acquire Beacon and is subject to adjustments:

(in millions)

Cash paid for outstanding Beacon common stock[1]	$	7,736.6
Converted Beacon RSUs and options attributable to pre-combination service[2]		103.5
Payment of Beacon debt, including accrued interest[3]		2,947.8
Preliminary aggregate acquisition consideration		10,787.9
Less: cash acquired		143.9
Preliminary aggregate acquisition consideration, net of cash acquired	$	10,644.0

[1] The cash component of the preliminary aggregate acquisition consideration represents 62.2 million shares of outstanding common stock of Beacon multiplied by the $124.35 per share cash portion of the acquisition consideration.

[2] This amount represents the value of outstanding equity awards held by Beacon employees that were converted into replacement QXO instruments with identical terms. The conversion was based on the volume-weighted average trading price of QXO common stock for the five consecutive trading days ending on the trading day immediately preceding the Closing Date. The fair value of replacement equity-based awards attributable to pre-acquisition service was recorded as part of the consideration transferred. This amount also includes cash paid by QXO of $16.0 million to settle RSUs for non-employee members of the board of directors of Beacon, which were accelerated in full, cancelled and paid in cash for $124.35 per share. See Note 8 for additional information.

[3] This amount represents the cash paid by QXO to settle Beacon's senior secured term loan B facility, senior secured notes, and outstanding line of credit borrowings of $1.26 billion, $1.25 billion and $370.8 million, respectively. Additionally, accrued interest expense of $30.1 million and a breakage fee of $37.8 million was paid for early termination of Beacon's debt at the closing of the Beacon Acquisition.

Preliminary Purchase Price Allocation

The Company applied the acquisition method of accounting in accordance with ASC 805, Business Combinations, and recognized assets acquired and liabilities assumed at their fair values as of the effective date of the Beacon Acquisition, with the excess purchase consideration recorded to goodwill. Goodwill reflects the assembled workforce of Beacon as well as operating synergies that are expected to result from the Beacon Acquisition. All preliminary goodwill is not deductible for tax purposes.

The purchase price allocation is preliminary and subject to change. The Company is continuing to obtain information to complete its valuation of certain assets and liabilities, in addition to ensuring all other assets and liabilities and contingencies have been identified and recorded. The Company has estimated the preliminary fair value of assets acquired and liabilities assumed based on information currently available and will continue to adjust those estimates as additional information pertaining to events or circumstances present at the Closing Date becomes available during the measurement period. The Company will reflect measurement period adjustments, if any, in the period in which the adjustments occur, and the Company will finalize its accounting for the Beacon Acquisition within one year of the Closing Date.

The following table presents the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, and a reconciliation to total consideration transferred. The allocation of the purchase price is ongoing, and the Company continues to ascertain the reasonableness of the fair value of the assets acquired and liabilities assumed. Subsequent to the determination of the preliminary purchase price allocation, the Company recorded certain measurement period adjustments primarily related to accounts receivable, inventories, and deferred income taxes. The measurement period adjustments had a net impact of decreasing goodwill by $27.4 million.

(in millions)	Preliminary Allocation
Assets:	
Accounts receivable	$ 1,316.3
Inventories	1,784.6
Vendor rebates receivable	240.0
Income tax receivable	19.9
Prepaid expenses and other current assets	81.1
Property and equipment	687.5
Goodwill	5,111.2
Intangibles	4,130.6
Operating lease right-of-use assets	708.0
Other non-current assets	17.5
Liabilities:	
Accounts payable	(1,138.2)
Accrued expenses	(527.0)
Deferred income taxes	(910.3)
Other long-term liabilities	(27.5)
Operating lease liabilities	(668.2)
Finance lease liabilities	(181.5)
Preliminary aggregate acquisition consideration	$ 10,644.0

The following table presents a summary of intangible assets acquired and the weighted-average useful life of these assets:

(in millions, except weighted-average useful life)	Preliminary Fair Value	Weighted-Average Useful Life in Years
Customer relationships	$ 3,900.6	10.0
Trade names	230.0	3.0
Total intangible assets acquired	$ 4,130.6	9.6

The preliminary fair value estimate of the customer relationships intangible asset was determined using the multi-period excess earnings method. The excess earnings methodology is an income approach methodology that estimates the projected cash flows of the business attributable to the customer relationships intangible asset, net of charges for the use of other identifiable assets of the business including working capital, fixed assets and other intangible assets. The preliminary fair value estimate of the trade names intangible asset was determined using the relief-from-royalty method, which presumes the owner of the asset avoids hypothetical royalty payments that would need to be made for the use of the asset if the asset was not owned.

A key assumption in the fair value measurement of the customer relationships intangible asset is the customer attrition rate, which projects the percentage of customer revenue from an existing customer base that is lost over the customer relationships intangible asset's estimated useful life. Other key inputs used in the discounted cash flow analyses and other areas of judgment include projected financial information, discount rates used to present value future cash flows, royalty rates, economic useful life of assets and tax rates, as relevant, that market participants would consider when estimating fair values.

The Company incurred transaction costs of approximately $74.8 million related to the Beacon Acquisition. These costs were associated with legal and professional services and were recognized in selling, general and administrative expenses on the consolidated statements of operations.

Unaudited Pro Forma Combined Financial Information

The following unaudited pro forma combined financial information presents the combined results of the Company and Beacon as if the Beacon Acquisition had been completed on January 1, 2024. The unaudited pro forma combined financial information presented below does not give effect to the May 2025 and June 2025 common and preferred (including Mandatory Convertible Preferred Stock) equity financings (as further discussed in Note 6), as these financings were not directly attributable to the Beacon Acquisition. The proceeds from equity financings completed in May 2025 were used to repay indebtedness under the Notes (as defined in Note 9) previously issued as part of financings that were completed to effectuate the Beacon Acquisition. As this repayment of indebtedness was not directly attributable to the Beacon Acquisition, the related reduction in interest expense is not reflected in this unaudited pro forma combined financial information. The unaudited pro forma combined financial information is presented for informational purposes and is not indicative of the results of operations that would have been achieved if the Beacon Acquisition had occurred on January 1, 2024, nor is it indicative of future results.

The following table presents the Company's pro forma combined net sales and net loss:

	Year Ended December 31,	
(in millions)	**2025**	**2024**
Net sales	$ 9,536.8	$ 9,820.1
Net loss	$ (332.4)	$ (215.9)

The unaudited pro forma combined financial information includes, where applicable, adjustments for:

(i) Acquisition accounting in accordance with ASC 805;

(ii) Financing transactions directly attributable to the Beacon Acquisition; and

(iii) Transaction costs incurred by the Company that were directly attributable to the Beacon Acquisition.

These pro forma adjustments are based on available information as of the date hereof and upon assumptions that the Company believes are reasonable to reflect the impact of the Beacon Acquisition on the Company's historical financial information on a supplemental pro forma basis. Adjustments do not include costs related to integration activities, cost savings or synergies that have been or may be achieved by the combined business.

Kodiak Building Partners Acquisition

On February 10, 2026, the Company entered into a definitive agreement to acquire Kodiak Building Partners from Court Square Capital Partners for approximately $2.25 billion. The purchase price comprises $2.0 billion of cash and 13.2 million of the Company's common shares, with the Company retaining the right to repurchase these shares at $40 per share. The transaction is expected to close early in the second quarter of 2026, subject to the satisfaction of customary closing conditions.

4. Restructuring

Subsequent to the Beacon Acquisition, the Company developed a restructuring plan to streamline and simplify the organization, improve efficiency and reduce costs. As a result of the restructuring plan, the Company recorded $100.7 million in pre-tax restructuring charges, comprised of $54.6 million of severance and employee-related costs associated with corporate workforce optimization, a $41.1 million stock-based compensation charge associated with the impacted employees, and $5.0 million of lease abandonment costs. These restructuring charges are reflected in selling, general and administrative expenses on the consolidated statements of operations for the year ended December 31, 2025. The severance and employee-related costs were recorded in accrued expenses, while the stock-based compensation charge was reflected as an adjustment to common stock and additional paid-in capital on the consolidated balance sheets. The severance and employee-related restructuring charge liability is expected to be paid in full by June 2026.

The following table shows the change in the restructuring charge liability during the year ended December 31, 2025:

(in millions)	Severance and Employee-related Costs	Lease Abandonment Costs
Restructuring charge liability as of December 31, 2024	$ —	$ —
Restructuring charges	54.6	5.0
Payments	(28.4)	—
Non-cash settlement	—	(5.0)
Restructuring charge liability as of December 31, 2025	$ 26.2	$ —

Severance and employee-related costs consist primarily of salary continuation benefits, prorated annual incentive compensation, continuation of health care benefits, outplacement services and retention awards issued to certain key employees. Severance and employee-related benefits are determined pursuant to the Company's written severance plans and are recognized when the benefits are determined to be probable of being paid and are reasonably estimable. Retention awards are recognized on a straight-line basis from the communication date to the end of the requisite retention period.

Lease abandonment costs primarily represent the write-off of the remaining carrying value of operating lease ROU assets for branch facilities that were abandoned in connection with the Company's restructuring plan. These lease abandonment charges are recognized as of the cease-use date. Other exit-related costs, including costs to close branch facilities, are recognized as incurred.

5. Segment Reporting and Geographic Information

Segment Reporting

Operating segments are defined as components of an entity for which separate discrete financial information is available and regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM, the chief executive officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as a single operating segment.

The Company's revenues for its single operating segment are primarily derived from the sale of residential and non-residential roofing products, as well as complementary products, such as siding and waterproofing. The CODM evaluates performance for the Company's single operating segment and decides how to allocate resources based on the Company's consolidated net income that is reported in the consolidated statements of operations as net (loss) income. The measure of segment assets is reported on the consolidated balance sheets as total assets. These results are used to assess segment performance and determine the compensation of certain employees.

The operating segment financial information regularly reviewed by the CODM, inclusive of assets, revenue, expenses, profit or loss and noncash items are presented on a consolidated basis. Other segment items included in consolidated net income are depreciation, amortization, interest income (expense), net, loss on debt extinguishment, other income, net, and provision for (benefit from) income taxes, which are reflected on the consolidated statements of operations.

The following table presents information regarding the components of revenue, significant segment expenses and consolidated net (loss) income representative of the significant categories regularly provided to the CODM when managing the Company's one operating segment:

		Year Ended December 31,		
(in millions)		**2025**		**2024**
Net sales:				
Residential roofing products	$	3,307.1	$	—
Non-residential roofing products		1,883.9		—
Complementary building products		1,592.7		—
Software products and services		58.5		56.9
Total net sales	$	6,842.2	$	56.9
Less:				
Cost of products sold	$	5,269.5	$	33.8
Selling, general administrative expenses[(1)]		1,250.3		58.6
Stock-based compensation		144.5		34.4
Other segment items		457.3		(97.9)
Net (loss) income	$	(279.4)	$	28.0

[(1)] Excludes stock-based compensation.

Geographic Information

Net sales in the U.S. accounted for approximately 97% of total net sales for the year ended December 31, 2025, and approximately 96% of the Company's long-lived assets were in the U.S. as of December 31, 2025. All of the Company's net sales were derived from the U.S. for the year ended December 31, 2024, and all of the Company's long-lived assets were in the U.S. as of December 31, 2024. The CODM does not review geographic asset information when assessing performance or allocating resources.

6. Equity

April 2024 Investment Agreement

On April 14, 2024, the Company entered into the Amended and Restated Investment Agreement (the "Investment Agreement") among the Company, JPE and the other investors party thereto (collectively, the "Investors"), providing for, among other things, an aggregate investment by the Investors of $1.0 billion in cash in the Company. Pursuant to the Investment Agreement, the Company issued and sold an aggregate of 1,000,000 shares of Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock"), which are initially convertible into an aggregate of 219.0 million shares of common stock at an initial conversion price of $4.566 per share and issued and sold warrants exercisable for an aggregate of 219.0 million shares of common stock (the "Warrants"). The Investment Agreement and related transactions closed on June 6, 2024 (the "Equity Investment") and generated gross proceeds of $1.0 billion before deducting fees and offering expenses.

On June 6, 2024, the Company amended its certificate of incorporation to effect an 8:1 reverse stock split with respect to the Company's common stock (the "Reverse Stock Split"), which reduced the Company's issued and outstanding share count of common stock from 5.3 million to 0.7 million shares (par value $0.00001 per share). The Company has recast all share and per-share data and amounts to show the effects of the Reverse Stock Split.

Issuance of Convertible Preferred Stock

On June 6, 2024, under the terms of the Investment Agreement, the Company issued 1.0 million shares of Convertible Preferred Stock. The Convertible Preferred Stock has an initial liquidation preference of $1,000 per share, for an aggregate initial liquidation preference of $1.0 billion. The Convertible Preferred Stock is convertible at any time, in whole or in part and from time to time, at the option of the holder thereof into a number of shares of common stock equal to the then-applicable liquidation preference divided by the conversion price, which initially is $4.566 per share of common stock (subject to customary anti-dilution adjustments). Shares of Convertible Preferred Stock are initially convertible into an aggregate of 219.0 million shares of common stock (after giving effect to the Reverse Stock Split). The Convertible Preferred Stock is not redeemable or subject to any required offer to purchase.

The Convertible Preferred Stock ranks, with respect to dividend rights and distribution of assets upon liquidation, winding-up or dissolution, senior to the Company's common stock and Mandatory Convertible Preferred Stock (as defined below). Holders of Convertible Preferred Stock will vote together with the holders of the Company's common stock on an "as-converted" basis on all matters, except as otherwise required by law. In addition, the approval of holders of at least a majority of the outstanding shares of the Convertible Preferred Stock, voting separately as a single class, will be required for certain matters set forth in the Certificate of Designation for the Convertible Preferred Stock.

Dividends on the Convertible Preferred Stock are payable quarterly, when, as and if declared by the Company's board of directors at the rate per annum of 9% per share on the then-applicable liquidation preference (subject to certain exceptions in the event that the Company pays dividends on shares of its common stock). During the year ended December 31, 2025, the Company paid $90.0 million of dividends to holders of Convertible Preferred Stock. Subsequent to the close of the year ended December 31, 2025, the Company paid $22.5 million of quarterly dividends to holders of Convertible Preferred Stock.

Warrants

The aggregate number of shares of the Company's common stock subject to the Warrants is 219.0 million shares. The Warrants are exercisable at the option of the holder at any time until June 6, 2034. The Warrants have an exercise price of $4.566 per share of common stock with respect to 50% of the Warrants, $6.849 per share of common stock with respect to 25% of the Warrants, and $13.698 per share of common stock with respect to the remaining 25% of the Warrants.

Each Warrant may be exercised, in whole or in part, at any time or times on or after the issuance date and on or before the expiration date at the election of the holder (in such holder's sole discretion) by means of a "cashless exercise" in which the holder will be entitled to receive a number of shares of the Company's common stock equal to the quotient of the product of the Closing Sale Price (as defined in the Warrant Certificate) of a share of the Company's common stock on the trading day immediately preceding the date on which the holder elects to exercise its Warrant, less the adjusted exercise price, multiplied by the number of shares of the Company's common stock issuable upon exercise of such Warrant, divided by the aforementioned Closing Sale Price of a share of the Company's common stock on the trading day immediately preceding the date on which the holder elects to exercise its Warrant.

Private Placements

On June 13, 2024, the Company entered into purchase agreements with certain institutional and accredited investors to issue and sell in a private placement an aggregate of 340.9 million shares of the Company's common stock at a price of $9.14 per share, and pre-funded warrants (the "Pre-Funded Warrants") to purchase 42.0 million shares of the Company's common stock at a price of $9.13999 per Pre-Funded Warrant. Each Pre-Funded Warrant has an exercise price of $0.00001 per share, is exercisable immediately and until the Pre-Funded Warrant is exercised in full. The closing of the private placement was completed on July 19, 2024.

On July 22, 2024, the Company entered into purchase agreements with certain institutional and accredited investors to privately place 67.8 million shares of its common stock at a price of $9.14 per share. The closing of the private placement was completed on July 25, 2024.

On March 17, 2025, the Company entered into purchase agreements with certain institutional investors to privately place 67.5 million shares of its common stock at a price of $12.30 per share. The closing of the private placement was contingent upon the completion of the Beacon Acquisition and was completed on April 29, 2025. As a result of the closing, the Company raised $823.8 million in net proceeds, after deducting offering costs of $6.8 million, to partially fund the Beacon Acquisition and related costs.

Issuance of Mandatory Convertible Preferred Stock

On May 27, 2025, the Company completed a preferred stock offering, through which QXO issued and sold 11.5 million depositary shares ("Depositary Shares"), each representing a 1/20th interest in a share of the Company's 5.50% Series B Mandatory Convertible Preferred Stock, liquidation preference $1,000 per share, par value $0.001 per share (the "Mandatory Convertible Preferred Stock"). The amount issued included 1.5 million Depositary Shares issued pursuant to the exercise in full of the option granted to the underwriters to purchase additional Depositary Shares. The Company received net proceeds from the offering of $558.1 million, after deducting underwriting discounts, commissions and offering expenses of $16.9 million.

Dividends

The Mandatory Convertible Preferred Stock will accumulate dividends (which may be paid in cash or, subject to certain limitations, in shares of common stock or in any combination of cash and common stock) at a rate per annum equal to 5.50% on the liquidation preference of $1,000 per share, payable when, as and if declared by the Company's board of directors (or an authorized committee thereof), on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2025 and ending on, and including, May 15, 2028. Given the requirement to pay dividends in any settlement outcome of the Mandatory Convertible Preferred Stock, the Company accrues dividends whether or not they are formally declared by the Company's board of directors. During the year ended December 31, 2025, the Company paid $14.8 million of dividends to holders of Mandatory Convertible Preferred Stock. Subsequent to the close of the year ended December 31, 2025, the Company paid $7.9 million of quarterly dividends to holders of Mandatory Convertible Preferred Stock.

Mandatory Conversion

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments, based on the applicable market value of the common stock:

Applicable Market Value of Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock
Greater than $20.2126 (the "Threshold Appreciation Price")	49.4740 shares of common stock
Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 49.4740 and 60.6060 shares of common stock, determined by dividing $1,000 by the applicable market value
Less than $16.50 (the "Initial Price")	60.6060 shares of common stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments, based on the applicable market value of the common stock:

Applicable Market Value of Common Stock	Conversion Rate per Depository Share Representing a 1/20th interest in a share of the Mandatory Convertible Preferred Stock
Greater than the Threshold Appreciation Price	2.4737 shares of common stock
Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 2.4737 and 3.0303 shares of common stock, determined by dividing $50 by the applicable market value
Less than the Initial Price	3.0303 shares of common stock

Optional Conversion

Other than the occurrence of a fundamental change (as defined in the Company's Certificate of Designations relating to the Mandatory Convertible Preferred Stock) at any time prior to May 15, 2028, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder's shares of Mandatory Convertible Preferred Stock, in whole or in part, at the minimum conversion rate of 49.4740 shares of common stock per share of Mandatory Convertible Preferred Stock (equivalent to 2.4737 shares of common stock per Depositary Share), subject to certain anti-dilution and other adjustments. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change Conversion

If a fundamental change occurs on or prior to May 15, 2028, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of common stock at the fundamental change conversion rate during the period beginning on, and including, the effective date of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) May 15, 2028. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than May 15, 2028.

Ranking

The Mandatory Convertible Preferred Stock ranks, with respect to dividend rights and distribution of assets upon liquidation, winding-up or dissolution, (i) senior to the Company's common stock and each other class or series of capital stock, whether outstanding or established after the date of issuance of the Mandatory Convertible Preferred Stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Mandatory Convertible Preferred Stock as to payment of dividends and distribution of assets upon liquidation, winding-up or dissolution, and (ii) junior to the Convertible Preferred Stock. The Mandatory Convertible Preferred Stock ranks on a parity with or junior to each class or series of capital stock, the terms of which expressly provide for a pari passu or senior ranking, respectively, relative to the Mandatory Convertible Preferred Stock.

Voting Rights

Holders of Mandatory Convertible Preferred Stock will not have voting rights, except with respect to issuances of securities senior to the Mandatory Convertible Preferred Stock, amendments to the Company's Fifth Amended and Restated Certificate of Incorporation that would materially and adversely affect the rights of the holders of Mandatory Convertible Preferred Stock, or in the event of a merger, consolidation, exchange or reclassification involving the Mandatory Convertible Preferred Stock, or non-payment of dividends for six consecutive quarters.

Registered Equity Offerings

In April 2025, the Company sold 37.7 million shares of the Company's common stock in an underwritten public offering at a price of $13.25 per share. The closing of the equity offering was completed on April 21, 2025 and the Company raised $487.7 million in net proceeds from the equity offering, after deducting offering costs of $12.3 million. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 5.7 million shares of the Company's common stock at a price of $13.25 per share less underwriting discounts and commissions. On May 5, 2025, the option was partially exercised with respect to 4.0 million shares resulting in an additional $51.8 million of net proceeds. The remaining option to purchase additional shares expired unexercised at the end of the 30-day period.

In May 2025, the Company sold 48.5 million shares of the Company's common stock in an underwritten public offering at a price of $16.50 per share. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 7.3 million shares of the Company's common stock at a price of $16.50 per share less underwriting discounts and commissions. On May 21, 2025, the option was exercised in full. The closing of the equity offering was completed on May 23, 2025 and the Company raised $892.4 million in net proceeds from the equity offering, after deducting offering costs of $27.6 million.

In June 2025, the Company sold 89.9 million shares of the Company's common stock in an underwritten public offering at a price of $22.25 per share. The closing of the equity offering was completed on June 26, 2025 and the Company raised $1.96 billion in net proceeds from the equity offering, after deducting offering costs of $37.8 million. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 13.5 million shares of the Company's common stock at a price of $22.25 per share less underwriting discounts and commissions. On July 24, 2025, the option was partially exercised with respect to 1.7 million shares resulting in additional net proceeds of $38.1 million. The remaining option to purchase additional shares expired unexercised at the end of the 30-day period.

In January 2026, the Company sold 31.6 million shares of the Company's common stock in an underwritten public offering at a price of $23.80 per share. The closing of the equity offering was completed on January 20, 2026 and the Company raised $749.4 million in net proceeds from the equity offering, after deducting offering costs of $3.8 million. The Company also granted the underwriters in the public offering a 30-day option to purchase up to an additional 4.7 million shares of the Company's common stock at a price of $23.80 per share less underwriting discounts and commissions. The option to purchase additional shares expired unexercised at the end of the 30-day period.

January 2026 Investment Agreement

Subsequent to the close of the year ended December 31, 2025, the Company entered into an investment agreement in January 2026 (the "January 2026 Investment Agreement") with AP Quince Holdings, L.P., a fund managed by affiliates of Apollo Global Management, Inc., and the other investors party thereto (collectively, the "January 2026 Investors"). Pursuant to the January 2026 Investment Agreement, the January 2026 Investors committed until July 15, 2026 (the "Initial Commitment Period") to purchase up to 300,000 shares of a new series of Series C Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), for an aggregate purchase price of $3.0 billion to fund one or more acquisitions of assets, equity or businesses (or portions thereof) for a purchase price in excess of $1.5 billion or as otherwise determined by the Company (each, a "Qualifying Acquisition"). The Initial Commitment Period will be extended with respect to the commitment for a Qualifying Acquisition up to an additional 12 months if a definitive acquisition agreement for such Qualifying Acquisition is executed before the expiration of the Initial Commitment Period.

7. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed using the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common share equivalents or the conversion of the Company's Convertible Preferred Stock and Mandatory Convertible Preferred Stock. The weighted-average number of common shares outstanding used in the basic and diluted net loss per share calculation include the Pre-Funded Warrants as the Pre-Funded Warrants are exercisable at any time for nominal consideration. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and vesting of restricted stock unit awards.

Diluted net income (loss) per common share is calculated by utilizing the most dilutive result of the if-converted and two-class methods. In both methods, net income (loss) attributable to common stockholders and the weighted-average common shares outstanding are adjusted to account for the impact of the assumed issuance of potential common shares that are dilutive, subject to dilution sequencing rules.

The following table presents the components and calculations of basic and diluted net income (loss) per common share attributable to common stockholders:

		Year Ended December 31,		
(in millions, except per share amounts; certain amounts may not recalculate due to rounding)		**2025**		**2024**
Basic and diluted earnings (loss) per common share computation:				
Net (loss) income	$	(279.4)	$	28.0
Less: Convertible Preferred Stock dividend		(90.0)		(51.0)
Less: Mandatory Convertible Preferred Stock dividend		(18.9)		—
Less: Undistributed earnings allocated to participating securities		—		—
Loss attributable to common shareholders	$	(388.3)	$	(23.0)
Weighted-average common shares		571.0		185.0
Weighted-average Pre-Funded Warrants		42.0		19.0
Total weighted-average common shares outstanding		613.0		204.0
Basic and diluted loss per common share	$	(0.63)	$	(0.11)

Subsequent to the year ended December 31, 2025, the Company sold 31.6 million shares of the Company's common stock in an underwritten public offering, the impact of which was not included in the computation of diluted net income (loss) per common share.

The following table includes the number of shares that may be dilutive common shares in the future. These shares were not included in the computation of diluted net income (loss) per common share because the effect was either anti-dilutive or the requisite performance conditions were not met:

	Year Ended December 31,	
(in millions)	**2025**	**2024**
Convertible Preferred Stock	219.0	219.0
Mandatory Convertible Preferred Stock	32.7	—
Warrants	219.0	219.0
Stock-based awards	26.2	21.9
Total potential dilutive securities not included in loss per common share	496.9	459.9

Subsequent to the year ended December 31, 2025, the Company received commitments from investors for investing up to $3.0 billion for the issuance of up to 300,000 shares of Series C Preferred Stock with a stated value of $10,000 per share contingent on a Qualifying Acquisition, the issuance of which may result in dilutive common shares in the future. If issued, the stated value of the Series C Preferred Stock will be, at the option of the holders, convertible into the Company's common stock at an initial conversion price of $23.25 per share.

8. Stock-based Compensation

At the special meeting of the Company's stockholders on May 30, 2024, the stockholders approved the QXO, Inc. 2024 Omnibus Incentive Plan (the "2024 Plan"). The 2024 Plan provides for the grant of options intended to qualify as incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted share awards, RSUs, PRSUs, cash incentive awards, deferred share units and other equity-based and equity-related awards, as well as cash-based awards.

Subject to adjustment for changes in capitalization, the maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the 2024 Plan shall be equal to 30,000,000 (the "Plan Share Limit"), of which 30,000,000 shares of common stock may be delivered pursuant to ISOs granted under the 2024 Plan (such amount, the "Plan ISO Limit"). The 2024 Plan provides that the Plan Share Limit shall automatically increase on January 1 of each calendar year commencing on January 1, 2025 and ending on January 1, 2034 in an amount equal to three percent (3%) of the sum of: i) the number of shares of common stock outstanding as of December 31 of the preceding calendar year, and ii) the number of shares of common stock into which the Convertible Preferred Stock outstanding on December 31 of the preceding calendar year are convertible. The Company may act prior to the first day of any calendar year to provide that there shall be no increase in the Plan Share Limit for such calendar year or that the increase in the Plan Share Limit for such calendar year shall be a lesser number of shares than would otherwise occur. The Compensation and Talent Committee took no action to alter the automatic increase effective January 1, 2026 in the Plan Share Limit under the 2024 Plan. The automatic renewal increased the Plan Share Limit to 62.0 million shares, including shares available for issuance as a result of the Converted Beacon Stock Plan (as defined below), for the calendar year commencing on January 1, 2026.

As part of the Beacon Acquisition, the Company assumed the remaining shares authorized and available for future issuance under the Beacon Roofing Supply, Inc. 2024 Stock Plan into the 2024 Plan as of the Closing Date (the "Converted Beacon Stock Plan"), which was adjusted based on the equity award exchange ratio discussed below and subject to certain regulatory limits. As a result, 21.5 million additional shares were added to the 2024 Plan's Plan Share Limit as of the Closing Date and may only be used to grant equity awards to employees that were former Beacon employees on the Closing Date or QXO employees hired after the Closing Date. A portion of the additional shares were used to grant the Converted RSUs and Converted NSOs (as defined and further discussed below).

As of December 31, 2025, there were 35.2 million additional shares of the Company's common stock reserved for future issuance under the 2024 Plan.

Beacon Equity Awards

On the Closing Date of the Beacon Acquisition, the Company converted outstanding Beacon stock-based incentive awards issued to Beacon employees under the Beacon Roofing Supply, Inc. 2024 Stock Plan at a 9.8380 equity award exchange ratio. In accordance with the terms of the Merger Agreement, the equity award exchange ratio was determined as the Merger Consideration divided by the volume-weighted average closing sale price of one share of QXO's common stock for the five consecutive trading days ended April 28, 2025 of $12.64 per share.

Employee-held outstanding Beacon RSUs were converted into corresponding QXO RSUs, subject to the same service-based vesting terms as immediately prior to the Beacon Acquisition. All RSUs held by a non-employee member of the board of directors of Beacon, whether vested or unvested, were accelerated in full and cancelled in exchange for a cash payment equal to the product of (i) the Merger Consideration and (ii) the number of Beacon shares underlying such RSUs. Each outstanding Beacon PRSU was also converted into QXO RSUs, with the performance-based vesting condition deemed satisfied at target and the resulting award subject solely to time-based vesting (collectively, the "Converted RSUs"). All outstanding stock option awards were converted into corresponding QXO NSOs (the "Converted NSOs"). The exercise price of Converted NSOs was adjusted using the equity award exchange ratio such that the award holders maintained the same economic benefit as of the Closing Date.

The total fair value of the Converted RSUs and Converted NSOs was $176.8 million as of the Beacon Acquisition's Closing Date, of which $87.5 million was related to pre-combination expense and was included as a component of purchase price. The remaining fair value of $89.3 million relates to post-combination expense, of which $59.3 million was recognized during the year ended December 31, 2025. As of December 31, 2025, the future unrecognized stock-based compensation expense related to the outstanding Converted RSUs was $23.9 million, which will be recognized over a remaining service period of 1.3 years. As of December 31, 2025, the future unrecognized stock-based compensation expense related to the outstanding Converted NSOs was $0.7 million, which will be recognized over a remaining service period of 0.9 years.

Converted NSOs

Converted NSOs generally expire 10 years after the grant date and, except under certain conditions, the options are subject to continued employment and vest in three annual installments over the three-year period following the grant date. During the year ended December 31, 2025, the Company issued 5.1 million of Converted NSOs with a weighted-average exercise price of $5.04, of which 3.8 million were exercised during the period at a weighted-average exercise price of $5.02. There was no other activity related to NSOs during the year ended December 31, 2025.

RSUs

The Company grants RSUs which vest subject to the employee's continued employment with the Company through the applicable vesting date.

The following table summarizes the activity related to the Company's RSUs for the year ended December 31, 2025:

(in millions, except for weighted-average grant date fair value)	Number of RSUs	Weighted-Average Grant Date Fair Value
Balance at beginning of period	13.5	$ 11.57
Granted	1.8	$ 17.70
Converted RSUs	9.7	$ 13.23
Vested[1]	(6.7)	$ 12.77
Forfeited	(2.2)	$ 12.12
Balance at end of period	16.1	$ 12.69

[1] The number of RSUs vested includes 2.0 million RSUs that vested on December 31, 2025, but were not legally settled until January 2026.

The following table summarizes additional information regarding RSUs:

	Year Ended December 31,	
	2025	2024
Weighted-average fair value per share of RSUs granted and converted	$ 13.94	$ 11.57
Total grant date fair value of RSUs vested	$ 86.0	$ —
Total intrinsic value of RSUs released	$ 122.7	$ —

As of December 31, 2025, total unrecognized stock-based compensation expense related to unvested RSUs was $148.0 million and is expected to be recognized over a weighted-average period of 3.4 years.

PRSUs

The Company grants PRSUs which include a service-based vesting condition and a market condition for exercisability. The service condition is subject to the employee's continued employment with the Company through the applicable vesting date. The vesting of certain PRSUs is also subject to achievement of performance goals relating to the Company's total stock return compared to the total stock return ranking of each company that is in the S&P 500 index. The performance goals for a portion of the PRSUs will be measured over a cumulative performance period ending on December 31, 2028, and the performance goals for the remainder of the PRSUs will be measured based on designated performance periods that occur within such cumulative period.

The following table summarizes the market-based conditions:

Percentile Position vs. S&P 500 Index Companies	Units Earned as a Percentage of Target
Below 55th Percentile	— %
55th Percentile	100 %
65th Percentile	150 %
75th Percentile	175 %
80th Percentile	200 %
90th Percentile	225 %

The following table summarizes the activity related to the Company's PRSUs for the year ended December 31, 2025:

(in millions, except for weighted-average grant date fair value)	Number of PRSUs	Weighted-Average Grant Date Fair Value
Balance at beginning of period	8.4	$ 20.24
Granted	0.4	$ 18.83
Balance at end of period	8.8	$ 20.17

As of December 31, 2025, total unrecognized stock-based compensation expense related to unvested PRSUs was $103.4 million and is expected to be recognized over a weighted-average period of 2.8 years.

Subsequent to the year ended December 31, 2025, 2.4 million PRSUs with performance goals relating to the Company's total stock return compared to the total stock return ranking of each company that is in the S&P 500 index for the performance period ended December 31, 2025 vested upon certification of the results by the Compensation and Talent Committee of the Company's board of directors.

The fair value of PRSUs with a market condition is determined on the date of grant using a Monte Carlo model to simulate total stockholder return for the Company and peer companies. The following weighted-average assumptions were used in the Monte Carlo model in determining the fair value of PRSUs granted during the year ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
Performance period	3.66 years	4.42 years
Risk-free interest rate	3.8 %	4.0 %
Expected volatility	42.3 %	40.0 %
Dividend yield	— %	— %

The risk-free interest rate is based on the U.S. Treasury yield curve with a term equal to the expected term of the PRSU in effect at the time of grant. Expected volatility is based on historical volatility of the stock of the Company's peer industry group.

The RSUs and PRSUs may vest in whole or in part before the applicable vesting date if the grantee's employment is terminated by the Company without cause or by the grantee with good reason (as defined in the grant agreement), upon death or disability of the grantee or in the event of a change in control of the Company. Upon vesting, the RSUs and PRSUs result in the issuance of shares of the Company's common stock. The holders of the RSUs and PRSUs do not have the rights of a stockholder and do not have voting rights until shares are issued and delivered in settlement of the awards.

Stock-Based Compensation Expense

Stock-based compensation expense is included within selling, general and administrative expenses in the consolidated statements of operations. The Company recognized stock-based compensation expense as follows:

(in millions)	Year Ended December 31,	
	2025	2024
NSOs	$ 8.5	$ —
RSUs	83.0	12.6
PRSUs	53.0	21.8
Total stock-based compensation expense	$ 144.5	$ 34.4

9. Debt

The following table summarizes all outstanding debt:

(in millions)	As of December 31, 2025		
	Principal Balance	Carrying Value	Fair Value
Long-term Debt, net			
Term Loan Facility[1]	$ 850.0	$ 827.8	$ 852.1
Notes[2]	2,250.0	2,229.5	2,356.9
Long-term debt, net	$ 3,100.0	$ 3,057.3	$ 3,209.0

[1] Interest rate of 5.72% as of December 31, 2025.

[2] Interest rate of 6.75% as of December 31, 2025.

The Company did not have any outstanding debt as of December 31, 2024.

As of December 31, 2025, all outstanding debt was classified as Level 2 in the fair value hierarchy. The fair values of QXO Building Products' Notes and Term Loan Facility were based upon recent trading prices.

Senior Secured Notes

On April 29, 2025, Merger Sub (the "Issuer") completed the issuance and sale of $2.25 billion in aggregate principal amount of 6.75% Senior Secured Notes due 2032 (the "Notes"). The Notes were issued pursuant to an Indenture, dated as of April 29, 2025 (as supplemented, the "Indenture"), and, upon consummation of the Beacon Acquisition, QXO Building Products assumed the obligations under the Notes and the Indenture and certain of QXO Building Products' subsidiaries (collectively, the "Subsidiary Guarantors") guaranteed QXO Building Products' obligations under the Notes and the Indenture. The Notes are secured by first-priority liens on substantially all assets of the Issuer and the Subsidiary Guarantors, other than the ABL Priority Collateral (as defined below) (the "Notes Priority Collateral") and by second-priority liens on substantially all of the Issuer's and the Subsidiary Guarantors' inventory, receivables and related assets (the "ABL Priority Collateral"), in each case, subject to certain exceptions and permitted liens. The Notes will mature on April 30, 2032. Interest on the Notes accrues at 6.75% per annum and will be paid semi-annually, in arrears, on April 30 and October 30 of each year, beginning October 30, 2025. Proceeds from the Notes were used to partially fund the Beacon Acquisition and related transaction expenses.

On or after April 30, 2028, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, at the redemption prices set forth in the Indenture. In addition, prior to April 30, 2028, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus a "make-whole" premium and accrued and unpaid interest, if any. Notwithstanding the foregoing, at any time prior to April 30, 2028, the Issuer may also redeem up to 50% of the aggregate principal amount of the Notes with funds in an aggregate amount not to exceed the net cash proceeds from certain equity offerings at a redemption price equal to 106.75% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any. In addition, prior to April 30, 2028, the Issuer may redeem during each twelve-month period up to 10% of the original aggregate principal amount of the Notes at a redemption price equal to 103%, plus accrued and unpaid interest, if any.

The Indenture includes customary affirmative and negative covenants with respect to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important qualifications and exceptions. Additionally, upon the occurrence of specified change of control events, the Issuer must offer to repurchase the Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the purchase date. The Indenture also provides for customary events of default. As of December 31, 2025, the Issuer and its restricted subsidiaries were in compliance with these covenants.

Debt issuance costs of $22.2 million related to the Notes were capitalized and are being amortized over the term of the financing arrangement.

As of December 31, 2025, the outstanding balance on the Notes, net of $20.5 million of unamortized debt issuance costs, was $2.23 billion.

Term Loan Facility

On April 29, 2025, Merger Sub, as initial borrower, entered into a Term Loan Credit Agreement (the "Term Loan Credit Agreement") with Queen HoldCo, LLC ("Holdings"), the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, which provides for senior secured financing consisting of a term loan facility (the "Term Loan Facility") in an aggregate principal amount of $2.25 billion. Upon the consummation of the Beacon Acquisition, QXO Building Products entered into a joinder to the Term Loan Credit Agreement as the surviving borrower (the "Borrower"). The facility matures on April 30, 2032. Proceeds from the Term Loan Facility were used to partially fund the Beacon Acquisition and related transaction expenses.

Borrowings under the Term Loan Facility bear interest at variable rates based on Term SOFR or a base rate, in each case plus an applicable margin. The facility requires scheduled quarterly amortization payments in an annual amount equal to 1.0% of the original principal amount of borrowings under the Term Loan Facility, with the remaining balance due at maturity. The Term Loan Facility also requires the Borrower to make certain mandatory prepayments. The Borrower can make voluntary prepayments at any time without penalty, except in connection with a repricing event in respect of the Term Loan Facility, subject to customary breakage costs. Any refinancing through the issuance of certain debt or any repricing amendment, in either case, that constitutes a "repricing event" applicable to the term loans resulting in a lower yield occurring at any time during the first six months after the closing date of the Term Loan Facility will be accompanied by a 1.00% prepayment premium or fee, as applicable.

The Term Loan Facility is unconditionally guaranteed by Holdings on a limited-recourse basis and secured by a first-priority lien on the equity interests of the Borrower held by Holdings. The Term Loan Facility is also guaranteed by each Subsidiary Guarantor and secured by a first-priority lien with respect to the Notes Priority Collateral and a second-priority lien with respect to the ABL Priority Collateral. The Term Loan Facility is secured on a ratable basis with the Notes with respect to the Notes Priority Collateral and the ABL Priority Collateral.

The Term Loan Credit Agreement includes customary affirmative and negative covenants with respect to the Borrower and its restricted subsidiaries. These covenants are subject to a number of important qualifications and exceptions. The Term Loan Credit Agreement contains certain customary events of default, including relating to a change of control. As of December 31, 2025, the Borrower and its restricted subsidiaries were in compliance with these covenants.

The principal amount of borrowing under the Term Loan Facility was reduced by an original issue discount ("OID") of 1%. OID costs of $22.5 million and debt issuance costs of $50.9 million related to the Term Loan Facility were capitalized and are being amortized over the term of the financing arrangement.

On May 29, 2025, the Borrower made a voluntary principal prepayment of $1.40 billion under the Term Loan Facility. As a result, the Borrower was relieved of its obligation to make quarterly amortization payments in an annual amount equal to 1.0% of the original principal amount of borrowings under the Term Loan Facility. Additionally, as a result of the principal prepayment, the Borrower recognized a loss on debt extinguishment of $45.7 million comprised of $14.0 million of unamortized OID costs and $31.7 million of unamortized debt issuance costs related to the Term Loan Facility.

On November 5, 2025, the Borrower amended the Term Loan Credit Agreement in order to refinance the Term Loan Facility. The amendment reduced the applicable margin for borrowings under the Term Loan Facility from 3.00% to 2.00% for Term SOFR borrowings and from 2.00% to 1.00% for base rate borrowings (the "Term Loan Refinancing"). As a result of the Term Loan Refinancing, the Borrower recognized a loss on debt extinguishment of $4.0 million, which is comprised of $0.9 million of unamortized OID costs, $2.2 million of unamortized debt issuance costs, and $0.9 million of third-party fees associated with the modification of the Term Loan Facility. Additionally, new debt issuance costs of $0.1 million were capitalized and are being amortized over the term of the financing arrangement.

The loss on debt extinguishment resulting from the principal prepayment and the subsequent Term Loan Refinancing was separately recognized on the consolidated statements of operations.

As of December 31, 2025, the outstanding balance on the Term Loan Facility, net of $6.8 million of unamortized OID costs and $15.4 million of unamortized debt issuance costs, was $827.8 million.

ABL Credit Agreement

On April 29, 2025, Merger Sub, as initial borrower, entered into the Asset-Based Revolving Credit Agreement (the "ABL Credit Agreement"), with Holdings, the lenders party thereto and Citibank, N.A., as administrative agent and collateral agent, which provides for an asset-based revolving credit facility (the "ABL Facility"), with an aggregate borrowing availability equal to the lesser of $2.0 billion, and the borrowing base. Upon the consummation of the Beacon Acquisition, the Borrower entered into a joinder to the ABL Credit Agreement as the surviving borrower. The ABL Facility matures on April 29, 2030. Based on the Borrower's borrowing base as of December 31, 2025, the Borrower had $1.97 billion borrowing capacity under the ABL Facility.

Borrowings under the ABL Facility bear interest at a rate equal to, at the Borrower's option, either (a) (x) Term SOFR determined by reference to the secured overnight financing rate published by the Federal Reserve Bank of New York, which rate shall be no less than zero or (y) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50% per annum, (ii) the prime rate quoted by the Wall Street Journal as the "Prime Rate" and (iii) the sum of one-month adjusted Term SOFR plus 1.00% per annum, which base rate shall be no less than 1.00%, or (b) (x) with respect to borrowings of Canadian dollars, Term CORRA determined by reference to the interbank offered rate administered by the CORRA Administrator, which rate shall be no less than zero or (y) a base rate determined by reference to the highest of (i) zero (0%), (ii) the one-month Term CORRA plus 1.00% per annum or (iii) the prime rate reported by Reuters, in each case plus an applicable margin based on excess availability set forth in the ABL Credit Agreement. The Borrower is also required to pay a commitment fee equal to 0.20% per annum (depending on the average utilization of the commitments) to the lenders under the ABL Facility in respect of the unutilized commitments thereunder. The Borrower can make voluntary prepayments at any time without penalty, subject to customary breakage costs.

The ABL Facility (and at the Borrower's option certain hedging, cash management and bank product obligations secured under the ABL Facility) is unconditionally guaranteed by Holdings on a limited-recourse basis and secured by a second-priority lien on the equity interests of the Borrower held by Holdings. The ABL Facility is also guaranteed by each Subsidiary Guarantor and secured by a second-priority lien with respect to the Notes Priority Collateral and a first-priority lien with respect to the ABL Priority Collateral.

The ABL Credit Agreement includes customary affirmative and negative covenants with respect to the Borrower and its restricted subsidiaries. These covenants are subject to a number of important qualifications and exceptions. The ABL Credit Agreement contains certain customary events of default, including relating to a change of control.

The ABL Facility requires that the Borrower, commencing on or after the last day of the first full fiscal quarter ending after the closing date of the ABL Facility, maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time that availability is less than the greater of (x) $120 million and (y) 10% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time. As of December 31, 2025, the Borrower and its restricted subsidiaries were in compliance with these covenants.

Debt issuance costs of $18.8 million related to the ABL Facility were capitalized and are being amortized ratably over the term of the financing arrangement. The debt issuance costs related to the ABL Facility are presented as an asset, included in other assets, net on the consolidated balance sheets. As of December 31, 2025, there were $16.3 million of unamortized debt issuance costs related to the ABL Facility.

As of December 31, 2025, there was no outstanding balance on the ABL Facility. The Borrower and its restricted subsidiaries had $21.2 million in outstanding standby letters of credit issued under the ABL Facility as of December 31, 2025.

Other Information

All required principal payments on outstanding debt are due after December 31, 2030.

Under the terms of the ABL Facility, the Term Loan Facility and the Notes, QXO Building Products is limited in making certain restricted payments, including dividends on its common stock. Based on the provisions in the respective debt agreements and given the Company's intention to not pay common stock dividends in the foreseeable future, the Company does not believe that the restrictions are significant.

10. Leases

The Company primarily operates in leased branch facilities and corporate offices, which are accounted for as operating leases. The real estate leases expire between 2026 and 2037. The Company also leases equipment, such as trucks and forklifts. Equipment leases are accounted for as either operating or finance leases. The equipment leases expire between 2026 and 2032.

The following table presents components of lease costs recognized in the consolidated statements of operations:

	Year Ended December 31,	
(in millions)	**2025**	**2024**
Operating lease costs	$ 119.3	$ 0.3
Finance lease costs:		
Amortization of right-of-use assets	33.1	0.2
Interest on lease obligations	8.1	—
Variable lease costs	13.6	0.2
Total lease costs	$ 174.1	$ 0.7

The following table presents supplemental cash flow information related to the Company's leases:

(in millions)		Year Ended December 31,		
		2025		**2024**
Cash paid for amounts included in measurement of lease obligations:				
Operating cash outflows from operating leases	$	107.4	$	0.3
Operating cash outflows from finance leases	$	8.0	$	—
Financing cash outflows from finance leases	$	30.3	$	0.2
Right-of-use assets obtained in exchange for new finance lease liabilities	$	34.5	$	0.1
Right-of-use assets obtained in exchange for new operating lease liabilities	$	29.2	$	—

As of December 31, 2025, the Company's operating leases had a weighted-average remaining lease term of 6.1 years and a weighted-average discount rate of 6.59%, and the Company's finance leases had a weighted-average remaining lease term of 4.2 years and a weighted-average discount rate of 6.59%.

The following table summarizes future lease payments for each of the next five years ending December 31 and thereafter:

(in millions)		**Operating Leases**		**Finance Leases**
2026	$	148.0	$	60.1
2027		148.8		54.8
2028		131.2		43.6
2029		111.3		30.5
2030		89.9		18.9
Thereafter		190.8		6.3
Total future lease payments		820.0		214.2
Imputed interest		(150.7)		(26.3)
Total lease liabilities	$	669.3	$	187.9

11. Commitments and Contingencies

Various legal claims arise from time to time in the normal course of business. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

The Company believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable, and does not believe that the ultimate resolution of any matters to which it is presently a party will have a material adverse effect on the Company's results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. Income Taxes

The components of (loss) income before (benefit from) provision for income taxes and (benefit from) provision for income taxes are as follows:

(in millions)		Year Ended December 31,		
		2025		**2024**
(Loss) income before (benefit from) provision for income taxes				
U.S.	$	(350.2)	$	50.8
Foreign		13.1		—
Total	$	(337.1)	$	50.8
(Benefit from) provision for income taxes				
Provision for (benefit from) current income taxes				
U.S. federal	$	0.7	$	16.6
Foreign		3.4		—
U.S. state and local		(0.8)		7.4
Total provision for current income taxes		3.3		24.0
(Benefit from) provision for deferred income taxes				
U.S. federal		(52.7)		(0.7)
Foreign		—		—
U.S. state and local		(8.3)		(0.5)
Total benefit from deferred income taxes		(61.0)		(1.2)
Total (benefit from) provision for income taxes				
U.S. federal		(52.0)		15.9
Foreign		3.4		—
U.S. state and local		(9.1)		6.9
Total (benefit from) provision for income taxes	$	(57.7)	$	22.8

The following table is a reconciliation of the U.S. federal statutory income tax rate of 21% to the Company's effective tax rate for the year ended December 31, 2025 pursuant to the disclosure requirements of ASU 2023-09. See Note 2 for additional details regarding the Company's prospective adoption of ASU 2023-09.

(in millions, except percentages)	Year Ended December 31, 2025	
	Amount	**Percent**
U.S. federal statutory income tax rate	$ (70.8)	21.0 %
Domestic federal		
Non-taxable and non-deductible items		
Section 162(m) limitation	19.6	(5.8)%
Non-taxable stock compensation	(5.3)	1.6 %
Non-deductible transaction costs	4.8	(1.4)%
Other	0.2	(0.1)%
Changes in valuation allowance	(0.1)	— %
Other	2.1	(0.6)%
Domestic state and local income taxes, net of federal effect[1]	(8.9)	2.6 %
Foreign tax effects		
Other foreign jurisdictions	0.7	(0.2)%
Effective tax rate	$ (57.7)	17.1 %

[1] State and local income taxes in California, Florida, Pennsylvania, Georgia, New Jersey, New York, Maryland, Illinois, and Virginia comprise the majority of the domestic state and local income taxes, net of federal effect category.

The following table is a reconciliation of the U.S. federal statutory income tax rate of 21% to the Company's effective tax rate for the year ended December 31, 2024:

	Year Ended December 31, 2024
U.S. federal statutory income tax rate	21.0 %
State income tax, net of federal benefit	10.7 %
Permanent items	13.5 %
Return to provision for prior year	— %
Changes in valuation allowance	(0.2)%
Effective tax rate	45.0 %

Deferred taxes are the result of temporary differences between the bases of assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are compromised of the following:

(in millions)	As of December 31, 2025	As of December 31, 2024
Deferred tax assets:		
Lease liabilities	$ 164.9	$ —
Share-based payments	20.4	1.4
Accrued expenses	20.9	0.1
Inventory valuation	38.5	—
Allowance for credit losses	16.4	0.1
Net operating loss	25.9	0.7
Tax credit carryforwards	0.3	—
Intangible assets	—	0.5
Other	0.2	—
Total deferred tax assets	287.5	2.8
Deferred tax liabilities:		
Intangible assets	(848.5)	—
Lease right-of-use assets	(170.5)	—
Property and equipment	(107.9)	(0.1)
Financing	(7.8)	—
Total deferred tax liabilities	(1,134.7)	(0.1)
Valuation allowance	—	(0.1)
Net deferred income tax (liabilities) assets	$ (847.2)	$ 2.6

As of December 31, 2025 and December 31, 2024, the Company had U.S. federal net operating loss carryforwards of $102.5 million and $3.4 million, respectively, all of which have an indefinite carryforward. Certain acquired net operating loss carryforwards are subject to an annual limitation but are expected to be realized. As of December 31, 2025, the Company had state net operating loss carryforwards of $5.5 million that expire in varying amounts over the next 20 years. As of December 31, 2024, the Company had no state net operating loss carryforwards.

The Company regularly assesses the need for a valuation allowance of its deferred tax assets, and to the extent it is determined that an adjustment is needed, such adjustment will be recorded in the period that the determination is made.

As a result of the Beacon Acquisition, the Company recorded net deferred tax liabilities of $910.3 million. This consists of $900.4 million of intangible assets and $122.7 million of fixed assets, partially offset by inventories, net operating losses, 163(j) carryforwards, and other deferred tax assets and credit carryforwards of $112.8 million.

The increase in deferred tax assets as of December 31, 2025 as compared to December 31, 2024 primarily relates to additional U.S. federal and state net operating loss carryforwards from the current year taxable loss position and increases in the book basis of inventories from the Beacon Acquisition. The increase in deferred tax liabilities as of December 31, 2025 as compared to December 31, 2024 primarily relates to intangible and fixed assets recognized in connection with the Beacon Acquisition, which are not deductible for tax purposes when amortized or depreciated.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law in the U.S. The OBBBA includes numerous provisions that affect corporate taxation, including changes to bonus depreciation, the expensing of domestic research costs, and modifications to certain U.S. international tax rules. The Company has analyzed the impacts of the OBBBA and reflected them in the current period. These impacts do not have a material effect on the tax rate for the year ended December 31, 2025. The majority of the tax law changes will take effect in future years.

The Company's non-domestic subsidiary, Beacon Roofing Supply Canada Company ("BRSCC"), is treated as a controlled foreign corporation. BRSCC's taxable income, which reflects all of the Company's Canadian operations, is being taxed only in Canada and would generally be taxed in the U.S. only upon an actual or deemed distribution. The Company expects that BRSCC's earnings will be indefinitely reinvested for the foreseeable future; therefore, no U.S. deferred tax asset or liability for the differences between the book basis and the tax basis of BRSCC has been recorded as of December 31, 2025. Under the Tax Cuts and Jobs Act enacted in December 2017, future distributions from foreign subsidiaries will generally be subject to a federal dividends received deduction in the U.S. Should the earnings be remitted as dividends, the Company may be subject to additional foreign withholding and state income taxes. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings.

As of December 31, 2025 and December 31, 2024, there were no uncertain tax positions which, if recognized, would affect the Company's effective tax rate.

The following table presents income taxes paid, net of refunds, disaggregated by significant federal, state, and foreign jurisdictions for the year ended December 31, 2025. The significant federal, state, and foreign jurisdictions were determined based on a threshold of 5% of total income taxes paid, net of refunds, in accordance with ASU 2023-09.

(in millions)	Year Ended December 31, 2025	
U.S. federal	$	22.0
U.S. state and local		
Connecticut		6.0
Other		7.0
Total U.S. state and local income taxes paid, net of refunds		13.0
Foreign		
Canada		3.2
Total income taxes paid, net of refunds	$	38.2

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure and Control Procedures

As of the end of the period covered by this Annual Report, the Company's management evaluated, with the participation of the Company's principal executive officer and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). As of the end of the period covered by this Annual Report, the Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of the Company's internal control over financial reporting. This evaluation was conducted using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based upon that evaluation, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2025.

Pursuant to the rules of the SEC, the Company's management's report on internal control over financial reporting is furnished with this Annual Report and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934.

On April 29, 2025, the Company completed its acquisition of Beacon (see Note 3 – *Acquisitions* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report). In accordance with the SEC's guidance that a recently acquired business may be omitted from the scope of management's assessment for up to one year from the date of acquisition, the Company's management has excluded Beacon from its evaluation of its internal control over financial reporting as of December 31, 2025. As of and for the year ended December 31, 2025, total assets of Beacon represented 86.1% of consolidated total assets of the Company, and total revenues of Beacon represented 99.1% of total revenues of the Company.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding the Company's internal control over financial reporting.

Changes to Internal Control over Financial Reporting

On April 29, 2025, the Company completed its acquisition of Beacon (see Note 3 – *Acquisitions* of Item 8 of Part II, "Financial Statements and Supplementary Data" of this Annual Report). The Company is currently integrating policies, processes, people, technology and operations for the combined company. Management will continue to evaluate our internal control over financial reporting as we execute integration activities. During the fiscal quarter ended December 31, 2025, except as noted above, there were no changes in our internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based on certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Item 9B. Other Information

The predecessor financial information is included as Exhibits 99.1, 99.2, and 99.3 to this Annual Report and are incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated herein by reference is the text found in this Annual Report from the section titled, "Information About Our Executive Officers" in Item 1 of Part I. The remaining information required by Item 10 of Part III of Form 10-K is incorporated herein by reference from our definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2025.

The Company has a Securities Trading Policy that governs the purchase, sale and other dispositions of its securities by directors, officers and employees. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Securities Trading Policy is included as Exhibit 19.1 to this Annual Report.

Item 11. Executive Compensation

Information required by Item 11 of Part III of Form 10-K is incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by Item 12 of Part III of Form 10-K is incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by Item 13 of Part III of Form 10-K is incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of fiscal year ended December 31, 2025.

Item 14. Principal Accountant Fees and Services

Information required by Item 14 of Part III of Form 10-K incorporated herein by reference from our Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of fiscal year ended December 31, 2025.

Item 15. Exhibits and Financial Statement Schedules

Financial Statements and Financial Statement Schedules

The list of consolidated financial statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such consolidated financial statements are filed as part of this Annual Report. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the consolidated financial statements and notes thereto.

Exhibits

(a)

Exhibit Number	Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
2.1	Amended and Restated Investment Agreement, dated April 14, 2024, by and among QXO, Inc. and Jacobs Private Equity II, LLC (on behalf of itself and on behalf of each of the other Investors). +	8-K	2.1	April 15, 2024
2.2	Agreement and Plan of Merger, dated as of March 20, 2025, by and among QXO, Inc., Beacon Roofing Supply, Inc. and Queen MergerCo, Inc. +	8-K	2.1	March 20, 2025
2.3	Agreement and Plan of Merger, dated as of February 10, 2026, by and among QXO, Inc., Kodiak Building Supply Inc., Juno Merger Sub, Inc. and CSC Shareholder Services LLC. +	8-K	2.1	February 11, 2026
3.1	Fifth Amended and Restated Certificate of Incorporation of the Company, dated June 6, 2024.	8-K	3.1	June 6, 2024
3.2	Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Company, dated June 6, 2024.	8-K	3.2	June 6, 2024
3.3	Certificate of Designation of the Convertible Perpetual Preferred Stock of QXO, Inc.	8-K	4.1	June 6, 2024
3.4	Certificate of Designations of 5.50% Series B Mandatory Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware and effective May 27, 2025.	8-K	3.1	May 27, 2025
3.5	Amended and Restated Bylaws of the Company.	8-K	3.3	June 6, 2024
4.1*	Description of Capital Stock.			
4.2	Form of Warrant Certificate.	8-K	4.2	June 6, 2024
4.3	Form of Warrant Certificate.	8-K	4.3	June 6, 2024
4.4	Form of Warrant Certificate.	8-K	4.4	June 6, 2024
4.5	Form of Pre-Funded Warrant.	8-K	4.1	June 14, 2024
4.6	Form of Certificate for the 5.50% Series B Mandatory Convertible Preferred Stock (included as Exhibit A to Exhibit 3.4).	8-K	4.1	May 27, 2025
4.7	Deposit Agreement, dated as of May 27, 2025, among QXO, Inc., Equiniti Trust Company, LLC, acting as the Depositary, and the holders from time to time of the depositary receipts described therein.	8-K	4.2	May 27, 2025
4.8	Form of Depositary Receipt for the Depositary Shares (included as Exhibit A to Exhibit 4.7).	8-K	4.3	May 27, 2025
4.9	Indenture, dated as of April 29, 2025, among Queen MergerCo, Inc., the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee.	8-K	4.1	April 29, 2025
4.10	Supplemental Indenture No. 1, dated as of April 29, 2025, among QXO Building Products, Inc., the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee.	8-K	4.2	April 29, 2025
10.1	Term Loan Credit Agreement, dated as of April 29, 2025, among Queen HoldCo, LLC, as Holdings, Queen MergerCo, Inc., as Borrower, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	8-K	10.1	April 29, 2025
10.2	Asset-Based Revolving Credit Agreement, dated as of April 29, 2025, among Queen HoldCo, LLC, as Holdings, Queen MergerCo, Inc., as Borrower, the subsidiary borrowers party thereto, the lenders and issuing banks party thereto and Citibank, N.A., as administrative agent and collateral agent.	8-K	10.2	April 29, 2025

10.3	Joinder to Credit Agreement, dated as of April 29, 2025, by QXO Building Products, Inc., as Surviving Borrower, in respect of the Term Loan Credit Agreement, dated as of April 29, 2025, among Queen HoldCo, LLC, as Holdings, Queen MergerCo, Inc., as Borrower, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	8-K	10.3	April 29, 2025
10.4	Joinder to Credit Agreement, dated as of April 29, 2025, by QXO Building Products, Inc., as Surviving Borrower, in respect of the Asset-Based Revolving Credit Agreement, dated as of April 29, 2025, among Queen HoldCo, LLC, as Holdings, Queen MergerCo, Inc., as Borrower, the subsidiary borrowers party thereto, the lenders and issuing banks party thereto and Citibank, N.A., as administrative agent and collateral agent.	8-K	10.4	April 29, 2025
10.5	Stockholders Agreement, dated as of June 6, 2024, by and among the Company, the Other Investors and JPE.	8-K	10.1	June 6, 2024
10.6	Registration Rights Agreement, dated as of June 6, 2024, by and among the Company, JPE and the other investors.	8-K	10.2	June 6, 2024
10.7	Form of Purchase Agreement, dated as of June 13, 2024, by and between QXO, Inc. and the Investors signatory thereto.	8-K	10.1	June 14, 2024
10.8	Form of Purchase Agreement, dated as of July 22, 2024, by and between QXO, Inc. and the Investors signatory thereto.	8-K	10.1	July 22, 2024
10.9	Form of Purchase Agreement, dated as of March 17, 2025, by and between QXO, Inc. and the Investors signatory thereto	8-K	10.1	March 17, 2025
10.10	Incremental Assumption and Amendment Agreement No.1, dated November 5, 2025, by and among Queen HoldCo, LLC, as Holdings, QXO Building Products, Inc., as Borrower, the subsidiary loan parties party thereto, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent.	8-K	10.1	November 5, 2025
10.11*	Investment Agreement, dated as of January 5, 2026, by and among QXO, Inc., AP Quince Holdings, L.P. and the other investors party thereto.			
10.12***	Employment Agreement, dated as of June 5, 2024, by and between Brad Jacobs and the Company.	8-K	10.3	June 6, 2024
10.13***	Offer Letter, dated April 14, 2024, by and between QXO, Inc. and Mark Meller.	8-K	10.2	April 15, 2024
10.14***	Offer Letter, dated June 6, 2024, by and between QXO, Inc. and Christopher Signorello.	10-Q	10.5	August 14, 2025
10.15***	Offer Letter, dated June 14, 2024, by and between QXO, Inc. and Sean Smith.	10-Q	10.10	August 14, 2024
10.16***	Employment Agreement, dated as of July 17, 2024, by and between QXO, Inc. and Ihsan Essaid.	10-Q	10.1	November 13, 2024
10.17***	QXO, Inc. Severance Plan.	10-Q	10.9	August 14, 2024
10.18***	QXO, Inc. 2024 Omnibus Incentive Compensation Plan.	8-K	10.1	June 5, 2024
10.19***	Form of Restricted Stock Unit Award Agreement.	10-Q	10.11	August 14, 2024
10.20*	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors.			
10.21*	Form of Performance-Based Restricted Stock Unit Award Agreement.			
16.1	Letter re Change in Certifying Accountant.	8-K	16.1	March 26, 2025
19.1	Securities Trading Policy of QXO, Inc.	10-Q	19.1	August 14, 2025
21.1*	List of Subsidiaries			
23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm			
23.2*	Consent of Marcum LLP, Independent Registered Public Accounting Firm			
23.3*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm			
23.4*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm			
31.1*	Certification by the Principal Executive Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).			
31.2*	Certification by the Principal Financial Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)).			
32.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			
32.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.			
97.1	Compensation Recovery Policy of QXO, Inc.	10-K	97.1	March 4, 2025
99.1*	Predecessor financial information for QXO Building Products, Inc. for the period from January 1, 2025 to April 28, 2025			
99.2*	Predecessor financial information for QXO Building Products, Inc. for the year ended December 31, 2024			
99.3*	Management's discussion and analysis of predecessor financial information for QXO Building Products, Inc.			

101.INS*	Inline XBRL Instance – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation
101.PRE*	Inline XBRL Taxonomy Extension Presentation
101.LAB*	Inline XBRL Taxonomy Extension Labels
101.DEF*	Inline XBRL Taxonomy Extension Definition
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith

**Furnished herewith

***Management contract or compensatory plan or arrangement.

+ Schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. QXO agrees to furnish supplementally a copy of any omitted schedules and/or exhibits to the SEC on a confidential basis upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

QXO, INC.

Date: February 27, 2026

By: /s/ Brad Jacobs

Brad Jacobs
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Brad Jacobs Brad Jacobs	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 27, 2026
/s/ Ihsan Essaid Ihsan Essaid	Chief Financial Officer (Principal Financial Officer)	February 27, 2026
/s/ Sean Smith Sean Smith	Chief Accounting Officer (Principal Accounting Officer)	February 27, 2026
/s/ Allison Landry Allison Landry	Lead Independent Director	February 27, 2026
/s/ Jason Aiken Jason Aiken	Director	February 27, 2026
/s/ Marlene Colucci Marlene Colucci	Director	February 27, 2026
/s/ Mario Harik Mario Harik	Director	February 27, 2026
/s/ Mary Kissel Mary Kissel	Director	February 27, 2026
/s/ Jared Kushner Jared Kushner	Director	February 27, 2026



BOARD OF DIRECTORS:

Brad Jacobs
Chairman and Chief
Executive Officer

Jason Aiken
Independent Director

Marlene Colucci
Independent Director

Mario Harik
Director

Mary Kissel
Independent Director

Jared Kushner
Independent Director

Allison Landry
Lead Independent Director

EXECUTIVE OFFICERS:

Brad Jacobs
Chairman and Chief
Executive Officer

Ihsan Essaid
Chief Financial Officer

Valeri Liborski
Chief Technology Officer

Chris Signorello
Chief Legal Officer

COMMON STOCK:

The company's common stock is traded on NYSE under the symbol "QXO."

COMPANY FINANCIAL INFORMATION:

Copies of QXO, Inc.'s financial information such as the company's Annual Report on Form 10-K and quarterly reports on Form 10-Q as filed with the SEC are available at the company's website at **www.qxo.com** or by contacting "Investor Relations" at our corporate executive office address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held on May 5, 2026 at 10:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at **www.virtualshareholdermeeting.com/QXO2026** with your control number.

CORPORATE EXECUTIVE OFFICE:

Five American Lane
Greenwich, CT 06831

TRANSFER AGENT:

Equiniti Trust Company, LLC
Tel. (800) 937-5449
www.equiniti.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

Deloitte & Touche LLP



QXO, Inc.
Five American Lane
Greenwich, CT 06831 USA
qxo.com